                                            Filed pursuant to Rule 424(b)(1)
                                            Registration No. 333-68987

Prospectus

22,600,000 Shares

CONSOL ENERGY(TM)

Common Stock

CONSOL Energy Inc. is offering 22,600,000 shares of its common stock. This is our initial public offering and no public market currently exists for our common stock.

We have been authorized to list the common stock on the New York Stock Exchange under the symbol "CNX" subject to official notice of issuance.

Investing in the common stock involves risks. See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

-------------------------------------------------------------------------------

           Price to     Underwriting Proceeds to
           Public       Discounts    CONSOL Energy
--------------------------------------------------
Per Share  $16.00       $0.80        $15.20
--------------------------------------------------
Total      $361,600,000 $18,080,000  $343,520,000
--------------------------------------------------

CONSOL Energy has granted the underwriters the right to purchase up to an additional 3,390,000 shares of common stock to cover over-allotments.

J.P. Morgan & Co.                                           Merrill Lynch & Co.

April 29, 1999

                Graphics Appearing On Front Cover of Prospectus

                                        The following eight color
                                        photographs appear
                                        along the right-hand
                                        margin of the front cover page
                                        of the prospectus:

                                        A coal combustion tester

                                        CONSOL Energy's Baltimore
                                        terminal

                                        The shearer of longwall
                                        mining system

                                        Clean coal storage silos of
                                        CONSOL Energy's Bailey mine

                                        A group of CONSOL Energy
                                        mine geologists

                                        Loaded coal barges

                                        CONSOL Energy employees
                                        underground with roof
                                        bolting machine

                                        A coal-fired power plant
                                        along the Monongahela River

                    Graphics on the Inside Front Cover Page


The inside front cover page of the prospectus is a gatefold. The facing page contains a color illustration of underground mining operations. The gatefold open up to reveal a map showing the location of CONSOL Energy's mines, coal-fired power plants, navigable waterways and major railroads in the eastern United States. The following four color photographs appear on the left-hand margin of the map:

The shearer of a longwall mining system

Loaded coal cars at the Hampton Roads port

Loaded coal barges

A coal-fired power plant located on the
Monongahela River

                      Graphics on Inside Back Cover Page

The inside back cover page of the prospectus is a gatefold. The facing page contains the following four color photographs which appear from top to bottom:

The shearer of a longwall mining system

CONSOL Energy employees underground with a roof bolter

CONSOL Energy's Jones Fork Complex
a color illustration of underground mining operations. The gate fold open up to reveal

The inside back cover page opens to reveal a collage comprised of three rows of color photographs that run from left to right as follows:

CONSOL Energy employees at the Shoemaker mine; the cutting head of a continuous mining machine; a coal combustion tester; and a loading arm which operates at the Baltimore ocean terminal.

CONSOL Energy's Mill Creek Complex; a member of CONSOL Energy's research and development staff; CONSOL Energy's Jones Fork Complex; miscellaneous employees of CONSOL Energy; CONSOL Energy's accounting department; and loaded barges on the Monongahela River.

Clean coal storage silos located at CONSOL Energy's Bailey mine; loaded coal barges; and CONSOL Energy's Baltimore ocean terminal.

                               Table of Contents

                                     Page
Prospectus Summary.................    1
Risk Factors.......................    6
Use of Proceeds....................   14
Dividend Policy....................   14
Capitalization.....................   15
Selected Consolidated Financial and
 Operating Data....................   16
Management's Discussion and
 Analysis of Results of Operations
 and Financial Condition...........   18
Coal Industry Overview.............   30
Business...........................   39
Regulation.........................   60

                                                                       Page
Management............................................................  65
Certain Relationships and Related Party Transactions..................  74
Principal Stockholders................................................  76
Shares Eligible for Future Sale.......................................  77
Description of Capital Stock..........................................  78
Tax Considerations....................................................  81
Underwriting..........................................................  84
Legal Matters.........................................................  86
Experts...............................................................  86
Glossary..............................................................  87
Index to Consolidated Financial Statements............................ F-1

                               ----------------

In deciding whether to buy our common stock, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

Until May 24, 1999, all dealers that buy, sell or trade common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                      (i)

                               Prospectus Summary

This section summarizes information about CONSOL Energy Inc. You should refer to the more detailed information about us contained elsewhere in this prospectus, including the Consolidated Financial Statements and the related notes. All references to "tons" are references to short tons. For definitions of certain coal-related terms, see "Glossary" at page 87. The market data presented in this prospectus are based upon our management's estimates, using various third-party sources where available. Unless otherwise indicated, (1) the information set forth in this prospectus assumes no exercise of the underwriters' over-allotment option and (2) all share and per share data give effect to an approximate 1,088-for-one stock split effective on April 20, 1999.

                                 CONSOL Energy

We rank among the largest coal companies in the United States based upon total revenue, net income and operating cash flow. Our production of 73 million tons of coal in 1997 accounted for 7% of the total tons produced in the United States and 12% of the total tons produced in the eastern United States. We produced 76 million tons of coal during 1998. We are one of America's premier coal companies by several measures.

  .  We mine more high-Btu bituminous coal than any other U.S. producer.

  .  We are the largest coal producer east of the Mississippi River.

  .  We are the largest U.S. producer of coal from underground mines.

  . We export more coal from the United States than any other coal producer or trading company.

  .  We have the second largest coal reserves among U.S. coal producers.

Our consistent financial performance has enabled us to establish a strong history of cash generation and dividend payments.

Principal Markets

Coal is an important source of energy for power generators in the United States. Coal-fired plants currently produce approximately 57% of the country's electricity. In 1998, we sold 69% of our coal to U.S. electricity generators, most of which were located east of the Mississippi River. More than two-thirds of the country's capacity for generating electricity using coal is located east of the Mississippi River. In 1997, the latest date for which information is available, these utilities received 514 million tons of coal. High-sulfur coal, with sulfur content of greater than 2%, represented 27% of the coal received. Medium-sulfur coal, with sulfur content of more than 1% but less than 2%, represented 25% of the coal received. Low-sulfur coal, with sulfur content of 1% or less, represented 48% of the coal received. We can sell coal to eastern customers at a low delivered cost because of the following factors.

  .  Our mines are located close to eastern generating plants.

  . Our mines are located on or near the inland waterway system and the major coal hauling railroads in the eastern United States. This reduces our customers' cost of transporting coal.

  . We are able to use highly productive mining techniques because we have favorable geologic conditions for mining.

Strategy

Our objective is to maintain and enhance our position as one of the premier coal companies in the United States based on our financial strength, operating capability and reserve position. We believe that we are well-positioned to grow faster than the industry by reason of our low-cost structure and strong financial condition.

Specifically, we will implement our strategy by:

  . strengthening our core operating position in northern Appalachia by continuing to make productivity improvements and by expanding the low-cost production capacity of existing mines at low incremental costs;

  . developing new mining complexes in locations with reserves controlled by us where price levels or volume demand would generate attractive returns and where we can achieve low mining costs;

  . making large-scale acquisitions, both in the United States and abroad, that will enable us to bring our mining expertise to coal markets where we do not have an existing presence; and

  . making opportunistic acquisitions in our existing markets that will enable us to leverage our existing infrastructure and operations.

Competitive Strengths

  . Strong Financial Performance. We are one of the most profitable coal companies in the United States and have shown strong net income growth and cash flow generation.

  . Experience in Acquiring and Integrating Coal Properties. Since 1993, we have acquired and successfully integrated five major coal properties.

  . Productivity Leadership. We have maintained our strong financial performance despite generally lower coal prices by increasing productivity and reducing unit costs.

  . High-Quality, Strategically Located Reserve Base. Our northern Appalachian reserves, which accounted for a majority of our total reserves at year-end 1998, are near many coal users in the United States, particularly generators of electricity, and are served by major coal-transporting railroads and low-cost river transportation.

  . Experienced Management Team. Our management team is one of the most experienced in the coal industry with an average of over 24 years of coal industry experience.

  . Research and Development Capabilities. We operate the largest private research and development facility in the United States devoted to the mining and use of coal.

  . Broad, Diverse Customer Base. We currently sell coal to more than 160 different customers, including financially strong domestic utilities.

Principal Stockholders

Our principal stockholder is RWE A.G. which before this offering owned approximately 94% of our common stock through Rheinbraun A.G. and Rheinbraun U.S. GmbH, its direct and indirect wholly owned subsidiaries. RWE A.G. is a publicly held company in Germany. Before this offering, E.I. du Pont de Nemours and Company owned the remaining approximate 6% of our common stock through its wholly owned subsidiary, DuPont Energy Company. Our Certificate of Incorporation limits the liability of Rheinbraun to other stockholders and to us for engaging in activities or lines of business similar to ours or for exploiting opportunities that might otherwise be available to us. See "Risk Factors."

Executive Offices

Our principal executive office is located at 300 Delaware Avenue, Suite 567, Wilmington, Delaware 19801. Our telephone number is (302) 477-1260.

                                  The Offering

Common Stock Offered ...............  22,600,000 shares of our common stock.

Common Stock Outstanding After this   80,267,558 shares of our common
Offering ...........................  stock.

                                      The number of shares of common stock
                                      shown as offered and outstanding
                                      after this offering excludes up to
                                      3,390,000 shares of common stock
                                      subject to an over-allotment option
                                      granted by us to the underwriters.

                                      The number of shares of common stock
                                      shown as outstanding after this
                                      offering also excludes 800,000 shares
                                      issuable upon exercise of options to
                                      be granted under our 1999 Equity
                                      Incentive Plan upon consummation of
                                      this offering. The options will have
                                      exercise prices equal to the initial
                                      public offering price. It also
                                      excludes an additional 2,450,000
                                      shares of common stock reserved for
                                      future issuance under the plan.

Use of Proceeds ....................  We estimate that we will receive net proceeds of approximately $341
                                      million, or $393 million if the
                                      underwriters exercise their over-
                                      allotment option in full. We
                                      anticipate using these proceeds to
                                      repay a portion of the commercial
                                      paper issued by us in 1998 to finance
                                      the acquisition of the Rochester &
                                      Pittsburgh Coal Company and the
                                      repurchase of common stock. See "Use
                                      of Proceeds."

Dividends ..........................  The Board of Directors currently intends to pay quarterly dividends on
                                      our common stock. We expect the first
                                      quarterly dividend to be paid on
                                      common stock issued in this offering
                                      will be $.27 per share, an annual
                                      rate of $1.08 per share assuming the
                                      over-allotment option is exercised in
                                      full. We anticipate declaring and
                                      paying this dividend in the third
                                      quarter of 1999. See "Dividend
                                      Policy."

New York Stock Exchange Trading
 Symbol for Common Stock ...........  "CNX"

                      Summary Financial and Operating Data

The following table provides summary financial and operating data of CONSOL Energy for the periods indicated. We have derived the summary financial data from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. You may read the report of Ernst & Young LLP elsewhere in this prospectus with respect to the financial statements at December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998. After this offering, we expect to change our fiscal year from a calendar year to a year ending on June 30. We will have a transitional fiscal period ending June 30, 1999. Our first full fiscal year ending June 30 will be the year that starts July 1, 1999 and ends June 30, 2000. You should read the information in the following tables in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements included elsewhere in this prospectus.

For information regarding the first quarter of 1999, see "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Results of Operations--First Quarter 1999 Results."

                          -----------------------------------------------------------
                                            Year Ended December 31,
                          -----------------------------------------------------------
                                 1994        1995        1996        1997        1998
                          ----------- ----------- ----------- ----------- -----------
In thousands, except per
 share data
Statement of Income Data
Revenue
 Sales(1)...............  $ 2,326,104 $ 2,269,211 $ 2,336,014 $ 2,285,197 $ 2,295,430
 Other income...........       86,377      45,024      60,940      64,441      54,562
                          ----------- ----------- ----------- ----------- -----------
 Total revenue..........    2,412,481   2,314,235   2,396,954   2,349,638   2,349,992
Costs
 Costs of goods sold and
  other operating
  charges...............    1,703,678   1,600,271   1,687,836   1,592,413   1,594,523
 Selling, general and
  administrative
  expense...............       53,546      53,537      53,354      55,429      55,128
 Depreciation, depletion
  and amortization......      265,262     253,113     235,159     233,304     238,584
 Interest expense.......       50,678      53,915      44,510      45,876      48,138
 Taxes other than
  income................      204,356     200,605     187,396     188,940     201,137
                          ----------- ----------- ----------- ----------- -----------
 Total costs............    2,277,520   2,161,441   2,208,255   2,115,962   2,137,510
                          ----------- ----------- ----------- ----------- -----------
Earnings before income
 taxes..................      134,961     152,794     188,699     233,676     212,482
Income taxes............          380      22,744      35,970      49,887      37,845
                          ----------- ----------- ----------- ----------- -----------
Net income..............  $   134,581 $   130,050 $   152,729 $   183,789 $   174,637
                          =========== =========== =========== =========== ===========
Net income per
 share(2)...............  $      1.24 $      1.20 $      1.40 $      1.69 $      1.73
                          =========== =========== =========== =========== ===========
Weighted average number
 of common shares
 outstanding(2).........  108,806,714 108,806,714 108,806,714 108,806,714 100,820,599
                          =========== =========== =========== =========== ===========
Pro forma net
 income(3)..............          --          --          --          --  $   172,088
                                                                          ===========
Pro forma net income per
 share(4)...............          --          --          --          --  $      2.14
                                                                          ===========
Pro forma weighted
 average number of
 common shares
 outstanding(4).........          --          --          --          --   80,267,558
                                                                          ===========

                          --------------------------------------------------------------------
                                                    At December 31,
                          --------------------------------------------------------------------
                                1994       1995       1996       1997       1998  Pro Forma(5)
                          ---------- ---------- ---------- ---------- ----------  ------------
In thousands
Balance Sheet Data
Working capital.........  $  208,079 $  277,678 $  358,030 $   77,313 $ (602,428)  $ (261,158)
Total assets............   3,952,988  3,871,978  3,857,508  3,548,011  3,863,390    3,863,390
Short-term debt.........     132,567     78,166     46,378     55,051    551,719      210,449
Long-term debt
 (including current
 portion)...............     450,332    442,385    449,170    397,257    430,888      430,888
Total deferred credits
 and other liabilities..   2,413,510  2,325,262  2,315,397  2,262,702  2,433,899    2,433,899
Stockholders' equity
 (deficit) .............     456,197    506,247    578,976    302,765   (103,221)     238,049

                         ----------------------------------------------------
                                     Year Ended December 31,
                         ----------------------------------------------------
                              1994       1995       1996       1997      1998
                         ---------  ---------  ---------  ---------  --------
Other Operating Data
Tons sold (in
 thousands)(6)..........    74,199     72,741     77,000     75,170    77,729
Tons produced (in
 thousands).............    72,140     71,324     71,411     72,505    75,769
Productivity (tons per
 manday)................     29.60      31.22      34.57      38.46     40.11
Average production cost
 ($ per ton produced)...    $22.90     $22.31     $21.87     $21.05    $20.99
Average sales price of
 tons produced ($ per
 ton produced)..........    $27.32     $26.61     $26.29     $26.49    $26.41
Coal reserves (tons in
 millions)(7)...........     4,956      5,072      5,063      4,776     4,755
Number of mining
 complexes (at period
 end)...................        30         26         26         24        25
Number of employees (at
 period end)............     9,739      8,743      8,206      7,711     8,578
                         ----------------------------------------------------
                                     Year Ended December 31,
                         ----------------------------------------------------
                              1994       1995       1996       1997      1998
                         ---------  ---------  ---------  ---------  --------
In thousands
Other Financial Data
Capital expenditures.... $ 144,438  $ 179,022  $ 169,367  $ 200,617  $254,515
EBIT(8).................   167,668    188,715    212,708    256,934   250,089
EBITDA(8)...............   432,930    441,828    447,867    490,238   488,673
Net cash provided by
 operating activities...   344,629    298,290    372,582    427,913   395,313
Net cash provided by
 (used in) investing
 activities.............  (357,153)  (160,856)  (251,236)    52,243  (235,918)
Net cash provided by
 (used in) financing
 activities.............    50,418   (140,805)  (119,254)  (501,354) (146,898)

--------
(1)Includes sales of Fairmont Supply Company, other than to us, of $179 million in 1994, $212 million in 1995, $203 million in 1996, $217 million in 1997 and $175 million in 1998. Fairmont Supply Company is a wholly owned subsidiary of CONSOL Energy that distributes mining and industrial supplies.

(2)Basic earnings per share is computed using weighted average shares outstanding. We have no dilutive common stock equivalents.

(3)Pro forma net income assumes (A) the purchase by us of shares of common stock from DuPont Energy in 1998 as if it had occurred at the beginning of the year and was funded by the issuance of commercial paper and (B) the application of the net proceeds from this offering.

(4)Pro forma net income per share and pro forma weighted average number of common shares outstanding assumes the purchase of shares of common stock from DuPont Energy and the issuance of shares of common stock in this offering.

(5)Gives effect to the receipt and application by us of an estimated $341 million in net proceeds from this offering. See "Use of Proceeds."

(6)Includes sales of coal produced by us and purchased from third parties. We sold 3.5 million, 2.7 million, 3.2 million, 3.1 million and 3.2 million tons of coal that we purchased from third parties during 1994, 1995, 1996, 1997 and 1998, respectively.

(7)Represents proved and probable reserves at period end. See "Business--Coal Reserves" and "Glossary."

(8)EBIT is defined as earnings before deducting net interest expense (interest expense less interest income) and income taxes. EBITDA is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes and depreciation, depletion and amortization. Although EBIT and EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles, management believes that they are useful to an investor in evaluating CONSOL Energy because they are widely used in the coal industry as measures to evaluate a company's operating performance before debt expense and its cash flow. EBIT and EBITDA do not purport to represent cash generated by operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles. In addition, because EBIT and EBITDA are not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. Management's discretionary use of funds depicted by EBIT and EBITDA may be limited by working capital, debt service and capital expenditure requirements and by restrictions related to legal requirements, commitments and uncertainties.

                                  Risk Factors

You should consider the following factors and the other information in this prospectus before deciding to invest in the common stock.

We cannot be certain that we will maintain our competitive position because the coal markets are highly competitive and affected by factors beyond our control.

We compete with coal producers in various regions of the United States for domestic sales, and we compete both with domestic and overseas producers for sales to international markets. Continued demand for our coal and the prices that we will be able to obtain primarily will depend upon coal consumption patterns of the domestic electric utility industry. Consumption by the domestic utility industry is affected by the demand for electricity, environmental and other governmental regulations, technological developments and the price of competing coal and alternative fuel supplies including nuclear, natural gas, oil or renewable energy sources, including hydroelectric power. We also sell coal to overseas utilities and to the more specialized metallurgical coal market which is significantly affected by both international demand and competition.

A significant decline in the price we receive for our coal could adversely affect our operating results and cash flows.

Our results of operations are highly dependent upon the prices we receive for our coal and our ability to improve productivity and reduce costs. The expiration of long-term contracts with prices above current market prices requires that we continue to improve productivity and reduce costs in order to sustain operating margins. Prices for export coal also have declined. In addition, recent demand for coal has decreased because of the warm winters in the northeastern United States in 1998 and 1999. This has resulted in increased inventories that have caused pricing pressures in 1999. All of these factors will adversely affect our operating results in the first quarter of 1999. Such price declines may adversely affect operating results for future periods and our ability to generate cash flows necessary to improve productivity and expand operations.

We depend on a few customers for a significant portion of our revenues and the loss of one or more significant customers could adversely affect us.

During 1998, we derived 23% of our total revenue from sales to our two largest customers, Allegheny Energy and a consortium of utility companies, including Cleveland Electric Illuminating Company, Duquesne Light Company, Ohio Edison Company, Pennsylvania Power Company and The Toledo Edison Company, referred to as the CAPCO companies. Allegheny Energy accounted for more than 10% of our total revenues during 1998. We currently have five contracts with Allegheny Energy and one with CAPCO. The CAPCO contract expires December 31, 1999. Our contracts with Allegheny Energy expire in 2001, 2002, 2004 and 2005. We have engaged in discussions with both customers to either extend existing long-term contracts or enter into new contracts. There can be no assurance that these customers either will extend or enter into new long-term contracts or, in the absence of long-term contracts, that they will continue to purchase the same amount of coal as they have in the past or on terms, including pricing terms, as favorable to us as under existing agreements. Based on current market conditions, we anticipate that the contract expiring on December 31, 1999, if renegotiated, would provide for less favorable pricing terms. The loss of either customer or changes in the amounts of coal that they purchase from us or the terms on which they buy could have a material adverse effect on our business, financial condition and results of operations.

The price of coal sold under many of our long-term contracts is above current market prices. Our customers may not extend existing or enter into new long-term contracts. This could adversely affect the stability and profitabilityof our operations.

During 1998, sales to customers with long-term coal supply contracts generated approximately 69% of our total revenue from coal sales. These contracts contribute to the stability and profitability of our operations by providing predictability of production volumes and sales prices. Changes in regulations governing the electric utility industry may make it more difficult for us to enter into long-term contracts with our electric utility customers, as these customers may become more sensitive to long-term price or quantity commitments in a more competitive environment. A substantial decrease in the amount of coal sold by us pursuant to long-term contracts could subject our revenue stream to increased volatility and adversely affect our profitability.

The expiration of long-term contracts with favorable pricing or contract provisions allowing for the renegotiation of prices could reduce our profitability.

The profitability of our long-term coal supply contracts depends on a variety of factors, varies from contract to contract and fluctuates during the contract term, depending on contract provisions, our actual production costs and other factors. In addition, provisions for adjustment or renegotiation of prices and other provisions may increase our exposure to short-term coal price volatility. If a substantial portion of our long-term contracts were modified or terminated, we would be affected adversely to the extent that we are unable to find other customers at the same level of profitability. Some of our long-term contracts are for prices above current spot market prices. The loss of certain of our long-term contracts could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business--Coal Contracts."

Disputes with our customers concerning contracts can result in litigation which could result in our paying substantial damages.

From time to time we have disputes with our customers over the provisions of long-term contracts relating to, among other things, coal quality, pricing and quantity. We currently are involved in litigation with Union Electric in which it claims damages aggregating $190 million. CONSOL Energy was awarded summary judgment dismissing these claims, and Union Electric has appealed the dismissal. In addition, the CAPCO companies have made an arbitration demand. They claim that they were improperly assessed $50 million under a long-term contract for labor, retirement and benefit costs. We may become involved in similar proceedings in the future. There can be no assurance that we will be able to resolve existing or any future disputes in a satisfactory manner. If the existing claims were resolved in favor of our customers, we would have to pay them substantial damages.

Coal mining is subject to unexpected disruptions and we do not maintain insurance.

Our mining operations are predominantly underground mines using longwall mining methods. These mines are subject to conditions or events beyond our control that could disrupt operations and affect the cost of mining at particular mines for varying lengths of time. These include: fires and explosions from methane; mining and processing equipment failures; changes in geologic or hydrologic conditions; inability to acquire mining rights or permits; or other disruptions to the mining process. We do not maintain insurance against underground mining risks.

Our union represented labor force could result in increased risk of work stoppages and higher labor costs.

At December 31, 1998, the United Mine Workers of America represented approximately 50% of our workforce. Of our coal production in 1998, 64% or 48.5 million tons of coal was produced at mines where the maintenance and production workforce was represented by the United Mine Workers of America. The current National Bituminous Coal Wage Agreement, the wage agreement which applies to substantially all of our represented employees at our mining operations, became effective on January 1, 1998, and continues through December 31, 2002. Certain of our competitors have lesser levels of representation. Because of the increased risk of strikes and other related work actions, in addition to higher labor costs, which may be associated with represented operations in the coal industry, our non-represented competitors may have a competitive advantage in areas where they compete with our represented operations. If some or all of our current non-represented operations were to become represented, we could incur increased risk of work stoppages and higher labor costs. The ten-month United Mine Workers of America strike in 1993 had a material adverse effect on our results of operations.

Transportation disruptions could impair our ability to sell coal.

Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to provide access to markets. One of our major rail transportation providers, Conrail, recently was acquired by CSX Transportation, Inc. and Norfolk Southern Corporation. The integration of Conrail into CSX Transportation and Norfolk Southern is expected to begin June 1, 1999, although we understand that certain steps have been taken already. We have had meetings with both rail carriers to discuss specific issues relating to the integration of Conrail, CSX Transportation and Norfolk Southern operations and to seek to ensure continued service during the period of integration. Although we have not yet experienced any service disruptions because of the merger, disruptions in service may occur during the transition period. We do not know how long the transition period will last.

Disruption of transportation services because of problems arising from the integration process or from weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to customers and could have a material adverse effect on our business, financial condition and results of operations.

Transportation costs represent a significant portion of the delivered cost of coal, and increases in transportation costs could make other energy sources more competitive with coal.

Transportation costs represent a significant portion of the delivered cost of coal and, as a result, the cost of delivery is a critical factor in a customer's purchasing decision. Although increases in transportation costs could give our operations in northern Appalachia a competitive advantage over coal mined in other regions, such increases could make coal a less competitive source of energy. Such increases could have a material adverse effect on our ability to compete with other energy sources and on our business, financial condition and results of operations.

A substantial portion of our coal has high-sulfur content which may make it more costly to use because of the Clean Air Act.

The Clean Air Act limits the ability of some of our customers to burn higher sulfur coals unless they install scrubbers, purchase sulfur-dioxide emission allowances or blend high-sulfur coal with low-sulfur coal. The development of our high-sulfur coal reserves is dependent on the cost of such emission allowances, the cost and availability of low-sulfur coal and whether electric utilities install scrubbers to meet the more stringent sulfur-dioxide emissions requirements of the Clean Air Act which will become effective in 2000. See "Coal Industry Overview," "Business--Coal Reserves" and "Regulation-- Environmental Laws--Clean Air Act."

The devaluation of foreign currencies could adversely affect the competitiveness of our coal abroad.

We compete in international markets with coal produced in other countries, including principally Australia, South Africa, Colombia, Venezuela and Indonesia. Coal is sold internationally in U.S. dollars. As a result, mining costs in competing producing countries may be reduced in U.S. dollar terms based on currency exchange rates. Devaluation of currencies in producing countries could adversely affect the competitiveness of U.S. coal in international markets and could have a material adverse effect on our business, financial condition and results of operations. We do not engage in currency hedging transactions.

We accrue for health and welfare benefits and obligations under environmental laws based upon assumptions which, if wrong, could result in our being required to expend materially greater amounts than anticipated.

We provide various health and welfare benefits to inactive and retired employees. These obligations have been estimated by us based on the assumptions described in Notes 1, 14 and 15 of Notes to Consolidated Financial Statements. At December 31, 1998, the current and non-current portions of these obligations include: post retirement medical and life insurance ($1,244 million); coal workers' black lung benefits ($492 million); workers' compensation ($254 million); and long-term disability ($25 million). These obligations are unfunded except for long-term disability which is partially funded.

We have obligations arising under various federal and state environmental laws and regulations. These obligations are estimated by us based on permit requirements and various assumptions concerning costs and production. At December 31, 1998, the current and non-current portion of these obligations include mine closing ($297 million) and reclamation ($32 million). These obligations are unfunded.

If our assumptions do not materialize as expected, cash expenditures and costs could be materially greater than those reflected in our financial statements.

Government regulations increase our costs of doing business and may discourage our customers from buying our coal.

The coal mining industry is subject to regulation by federal, state and local authorities on matters such as employee health and safety, permit and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, the industry is affected by legislation mandating certain benefits for current and retired coal miners.

Numerous governmental permits and approvals are required for mining operations. We may be required to prepare and present to federal, state and local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. Requirements imposed by any such authority may be costly and time-consuming and may delay commencement or continuation of exploration or production operations.

The possibility also exists that new legislation or regulations and orders may be adopted which may materially adversely affect our mining operations, our cost structure or our customers' ability to use coal. New legislation and new regulations under existing laws related to the protection of the environment, which would further regulate or tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. Such legislation, if enacted, could have a material adverse effect on our business, financial condition and results of operations.

We may be required to modify our operations to comply with permit and emission requirements under the Clean Air Act. The Clean Air Act and corresponding state laws that regulate emissions into the air affect coal mining operations. Direct impact on coal mining and processing operations may occur through the Clean Air Act permit and emissions control requirements relating to particulate matter including, without limitation, fugitive dust. In July 1997, the U.S. Environmental Protection Agency adopted new, more stringent National Ambient Air Quality Standards for particulate matter and ozone which are expected to be implemented by 2003. The impact of the new National Ambient Air Quality Standards on the coal industry will depend on the policies and control strategies implemented by states under the Clean Air Act, but could have a material adverse effect on our business, financial condition and results of operations.

In order to comply with limitations on emissions, our customers may buy low-sulfur coal or switch to other fuels. The Clean Air Act affects coal mining operations indirectly by extensively regulating the emission into the air of sulfur dioxide and other compounds, including nitrogen oxides, emitted by coal-fueled power plants. The Clean Air Act places limits on sulfur-dioxide emissions from electric power generation plants. The initiation of a second phase of emission reductions beginning in 2000 could affect adversely the demand for higher sulfur coal, which currently accounts for a substantial portion of our sales, as additional coal-burning electric power generation plants become subject to the restrictions of the Clean Air Act. The extent to which the switch by utilities to lower sulfur coal or other low-sulfur fuels would materially adversely affect us would depend upon a number of factors, including the cost structure of our operations.

The Clean Air Act also affects coal mining operations by requiring utilities that currently are major sources of nitrogen oxides in moderate or higher ozone nonattainment areas to install reasonably available control technology. The Environmental Protection Agency recently announced a proposal that would require 22 eastern states to reduce substantially nitrogen oxide emissions by the year 2003. The effect which such regulations or other requirements that may be imposed in the future could have on the coal industry in general and on us in particular cannot be predicted with certainty. No assurance can be given that the implementation of the Clean Air Act, the new National Ambient Air Quality Standards or any other future regulatory provisions will not materially adversely affect our business, financial condition and results of operation.

The passage of legislation responsive to the Framework Convention on Global Climate Change could have an adverse effect on our business. The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change which is intended to limit or capture emissions of greenhouse gases, such as carbon dioxide. Although the U.S. Senate has not yet ratified the Kyoto Protocol and no comprehensive regulations controlling greenhouse gas emissions have been enacted, efforts to control greenhouse gas emissions could result in reduced use of coal if electric power generators switch to lower carbon sources of fuel. Such restrictions could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the Clean Water Act which imposes monitoring and reporting obligations. The federal Clean Water Act affects coal mining operations by imposing restrictions on effluent discharge into waters. Regular monitoring, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of permits governing the discharge of pollutants into water. We believe that we have obtained all permits required under the Clean Water Act. However, there can be no assurance that requirements under the Clean Water Act will not materially adversely affect our business, financial condition and results of operations.

Deregulation of the electric utility industry could lead to efforts to reduce coal prices. Deregulation of the electric utility industry, when implemented, will enable industrial, commercial and residential customers to shop for the lowest cost supply of electricity. This fundamental change in the power industry may result in efforts to reduce coal prices, which could have a material adverse effect on our business, financial condition and results of operations.

We have significant employee and retiree benefit obligations. Under black lung benefits legislation, each coal mine operator is required to make payments of black lung benefits to:
  .  current and former coal miners,
  . certain survivors of a miner who dies from black lung disease and . a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to January 1, 1970, or where no responsible coal mine operator has been identified for claims where a miner's last coal employment was after December 31, 1969.

In addition to federal acts, we are also liable under various state statutes for black lung claims. Our black lung benefits liabilities totaled approximately $492 million on our balance sheet at December 31, 1998. The impact of these costs was not significant for 1998. The related cash payment for such liability was $10 million.

In recent years, legislation on black lung reform has been introduced but not enacted in Congress. It is possible that such legislation will be reintroduced for consideration by Congress. If any of the proposals included in such or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase. There can be no assurance that any such changes in black lung legislation, if approved, will not have a material adverse effect on our business, financial condition and results of operations.

The U.S. Department of Labor has issued proposed amendments to the regulations implementing the federal black lung laws which, among other things, establish a presumption in favor of a claimant's treating physician and limit a coal operator's ability to introduce medical evidence regarding the claimant's medical condition. If adopted, the amendments could have an adverse effect on us, the extent of which cannot be accurately predicted.

Additionally, we are required to compensate employees for work-related injuries. Our workers' compensation liabilities were $254 million at December 31, 1998. The amount expensed in 1998 was $54 million, while the related cash payment for such liability was $45 million. In addition, several states in which we operate consider changes in workers' compensation laws from time to time. Such changes, if enacted, could adversely affect our business, financial condition and results of operations.

The Coal Industry Retiree Health Benefits Act of 1992 requires us to make payments to fund the cost of health benefits for our and other coal industry retirees. We made payments of $39 million and $34 million in 1997 and 1998, respectively. As a result of a U.S. Supreme Court decision rendered in 1998, we may be required to increase our share of such payments. However, the magnitude of such increase, if any, cannot be determined at this time.

We are subject to reclamation, mine closure and subsidence regulations and must accrue for the estimated costs of complying with such regulations. The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that we obtain and periodically renew permits for mining operations and that our mine property be restored in accordance with specified standards and an approved reclamation plan. States also impose on mine operators the responsibility for repairing or compensating for damage occurring on the surface as a result of mining operations.

We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary, over the estimated useful mining life of the property. The establishment of liability for the current disturbance and final mine closure reclamation is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and production levels. The reclamation costs, mine-closing costs and other environmental liability accruals were $329 million at December 31, 1998. The amount that was expensed for 1998 was $12 million, while the related cash payment for such liability in such period was $30 million. Although our management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures, future operating results would be adversely affected if such accruals were later determined to be insufficient.

We could incur significant costs under federal and state Superfund statutes. Risks of environmental liability are inherent with respect to both current and past coal mining activities. The Comprehensive Environmental Response, Compensation and Liability Act and similar state laws create liabilities for investigation and remediation for releases of hazardous substances to the environment and damages to natural resources. Our current and former coal mining operations currently incur, and will continue to incur, expenditures associated with the investigation and remediation of environmental matters, including underground storage tanks, solid and hazardous waste disposal and other matters under the Comprehensive Environmental Response, Compensation and Liability Act and state environmental laws.

From time to time, we have been the subject of administrative proceedings, litigation and investigations relating to environmental matters. We have been named as a potentially responsible party at several Superfund sites. Based on various factors, we believe that the liabilities associated with such Superfund sites should not have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that we will not become involved in future proceedings, litigation or investigations or that such liabilities will not be material.

While we believe that we have accrued for the costs likely to be incurred for these environmental matters, and that those costs are not likely to have a material adverse effect upon our business, financial condition and results of operations, there can be no assurance that total costs and liabilities for these environmental matters will not increase in the future. The magnitude of the liability and the cost of complying with these environmental laws cannot be predicted with certainty due to the lack of specific information available with respect to many sites, the potential for new or changed laws and regulations and for the development of new remediation technologies and the uncertainty regarding the timing of work with respect to particular sites. As a result, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future or that our liabilities will not be adversely affected by such environmental liabilities or costs. In addition, there can be no assurance that changes in laws or regulations would not affect the manner in which we are required to conduct our operations.

We may not be able to accomplish our acquisition strategy which requires us to outbid competitors, obtain financing on acceptable terms and integrate acquired operations with our own. We may have to raise capital for acquisitions by incurring substantial debt or issuing additional equity, which may have a dilutive effect.

We intend to pursue growth through acquisitions. The coal industry is a rapidly consolidating industry, with many companies seeking to consummate acquisitions and increase their market share. In this environment, we compete and will continue to compete with many other buyers for acquisitions. Some of those competitors may be able to outbid us for acquisitions because they have greater financial resources. As a result of these and other factors, there can be no assurance that future acquisitions will be available on attractive terms. Our ability to consummate any acquisition will be subject to various conditions, including the negotiation of satisfactory agreements, obtaining necessary regulatory approvals and financing. We are not currently in the process of making or considering any acquisitions.

We may have to increase substantially our borrowings in order to complete acquisitions. Alternatively, we may choose equity financing in order to complete acquisitions. This could have a dilutive effect for existing stockholders. There can be no assurance that such additional financing will be available to us on acceptable terms.

Once completed, we may not be able to achieve expected operating benefits through cost reductions, increased efficiency and integration with our existing operations. As a result, our operating results may be adversely affected.

Rheinbraun may own as much as 67.8% of our common stock after the offering and will be able to control significant decisions by CONSOL Energy.

After this offering, Rheinbraun A.G. and Rheinbraun U.S. GmbH will together own 67.8% of our outstanding shares of common stock. If the underwriters' over-allotment option is exercised in full, they will own 65.0%. These principal stockholders will be able to direct the election of all of the members of our Board of Directors and exercise a controlling influence over our business and affairs, including any determinations with respect to:

  .   mergers or other business combinations;

  .   acquisition or disposition of assets;

  .  incurrence of indebtedness;

  . issuance of any additional shares of our common stock or other equity securities; and

  .  payment of dividends.

Similarly, the principal stockholders will have the power to:

  . determine matters submitted to a vote of our stockholders without the consent of our other stockholders;

  .  prevent or cause a change in control; or

  . take other actions that might be favorable to the principal stockholders.

In the foregoing situations or otherwise, various conflicts of interest between us and our principal stockholders could arise. Ownership interests of our directors or officers in voting securities of our principal stockholders or their affiliates or service as a director or officer or other employee of both us and one of our principal stockholders or one of their affiliates could create or appear to create potential conflicts of interest when directors and officers and employees are faced with decisions that could have different implications for us and our principal stockholders.

Our Certificate of Incorporation limits the liability of Rheinbraun to other stockholders and to us for engaging in activities or lines of business similar to ours or for exploiting opportunities that might otherwise be available to us.

Our Restated Certificate of Incorporation provides that Rheinbraun will have the right to:

  .  engage in the same or similar activities or lines of business as us;

  .  do business with our potential or actual customers or suppliers; and

  . employ or otherwise engage or solicit for such purpose any of our officers, employees or directors.

Neither Rheinbraun nor any of its officers, directors, employees or agents will be liable to us, our stockholders, or any other person for breach of any fiduciary duty or duty of loyalty by reason of any such activities of Rheinbraun. If Rheinbraun acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both Rheinbraun and us, Rheinbraun will not have any duty to communicate or offer such corporate opportunity to us. If Rheinbraun rejects a corporate opportunity, it has no obligation to offer it to us. Rheinbraun will not be liable to us, our stockholders or any other person for breach of any fiduciary duty or duty of loyalty as our stockholder by reason of:

  . the pursuit or acquisition by Rheinbraun of such corporate opportunity for itself,

  .  the direction of such corporate opportunity to another person, or

  . the omission to communicate information regarding such corporate opportunity to us.

A corporate opportunity offered to any person who is one of our directors or officers and who is also a director, officer, employee or agent of Rheinbraun will belong to us if the opportunity is expressly offered to such person solely in his or her capacity as one of our directors or officers; otherwise, the corporate opportunity will belong to Rheinbraun. See "Description of Capital Stock--Corporate Opportunities Policy."

Neither RWE A.G. nor any of its subsidiaries conducts coal operations in the United States other than through us. In recent years, Rheinbraun and we have exported negligible quantities of coal to the same third-country markets.

Our share price may decline due to shares eligible for future sale.

After this offering, a total of 54,403,357 shares of common stock will be owned by Rheinbraun A.G. and Rheinbraun U.S. GmbH and 3,264,201 shares of common stock will be owned by DuPont Energy Company. We cannot predict the effect, if any, that future sales of shares of our common stock, or the availability of such shares for sale would have on the market price prevailing from time to time. Nevertheless, sales by us, Rheinbraun A.G., Rheinbraun U.S. GmbH or DuPont Energy Company of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. Such a reduction in the market price of our common stock could impair our ability to raise additional capital through future public offerings of our equity securities.

Each of Rheinbraun A.G. and Rheinbraun U.S. GmbH has agreed not to dispose of its shares for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. DuPont has agreed with CONSOL Energy not to effect any public sale of shares for 180 days after the date of this prospectus.

Our operations could be adversely affected by data processing failures after December 31, 1999.

The year 2000 issue is the result of computer programs being written using two digits rather than four to identify the applicable year and is an issue which exists for all companies that rely on computers as the year 2000 approaches. The failure to correct any such programs may result in incorrect results when computers perform arithmetic operations, comparisons or data field sorting and some non-information systems functions that rely on computers making calculations. Based on recent assessments, we have determined that we will be required to modify or replace some portions of our software, and, to a lesser extent, our hardware so that those systems will properly utilize dates beyond December 31, 1999. We do not expect costs in connection with any such modifications and replacements to be material. However, if such modifications and replacements are not made, or are not completed in a timely manner, the year 2000 issue may have a material adverse effect on our business, results of operations and financial condition.

The accuracy of forward-looking statements contained in this prospectus is uncertain.

This prospectus contains certain forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to certain risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

  .  success or failure of our efforts to implement our business strategy;

  .  reliance on major customers and long-term contracts;

  .  actions of our competitors and our ability to respond to such actions;

  .  risks inherent to mining;

  .  effect of government regulation; and

  . other factors discussed above under the heading "Risk Factors" and elsewhere in this prospectus.

We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                Use of Proceeds

The net proceeds to CONSOL Energy from this offering, after underwriting discounts, commissions and expenses payable by CONSOL Energy, are estimated to be approximately $341 million. This assumes no exercise of the underwriters' over-allotment option. Such net proceeds will be used to repay a portion of commercial paper issued by CONSOL Energy in order to finance:

  . the November 1998 purchase of 51,139,156 shares of common stock from DuPont Energy for $500 million and

  . the September 1998 acquisition of the Rochester & Pittsburgh Coal Company for $150 million and the refinancing of certain indebtedness aggregating $50 million of Rochester & Pittsburgh.

At March 31, 1999, CONSOL Energy had an aggregate of $644 million of commercial paper outstanding, which had maturities of up to 48 days and bore interest at rates ranging from 5.06% to 5.12% per annum.

                                Dividend Policy

The Board of Directors currently intends to declare and pay quarterly dividends on common stock. It is expected that the first quarterly dividend to be declared and paid on common stock issued in this offering will be $.27 per share, an annual rate of $1.08 per share assuming the over-allotment option is exercised in full. It is anticipated that this dividend will be declared and paid in the third quarter of 1999. The declaration and payment of dividends by CONSOL Energy is subject to the discretion of the Board of Directors, and no assurance can be given that CONSOL Energy will pay such dividend or any further dividends. The determination as to the payment of dividends will depend upon, among other things, general business conditions, CONSOL Energy's financial results, contractual and legal restrictions regarding the payment of dividends by CONSOL Energy, the credit ratings of CONSOL Energy, planned investments by CONSOL Energy and such other factors as the Board of Directors deems relevant.

CONSOL Energy paid dividends to its stockholders of $80 million in each of 1996, 1997 and 1998. CONSOL Energy also paid an extraordinary cash dividend to its stockholders of $380 million in 1997. The dividends historically paid by CONSOL Energy are not indicative of its future dividend policy, particularly because CONSOL Energy was closely held prior to this offering. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

Before this offering, CONSOL Energy intends to declare a dividend of $22.5 million payable to its current stockholders in the second quarter of 1999. Purchasers of common stock issued in this offering will not receive this dividend.

                                 Capitalization

The following table sets forth the consolidated capitalization of CONSOL Energy at December 31, 1998 (1) on an actual basis and (2) on an adjusted basis reflecting this offering and the application by CONSOL Energy of the estimated net proceeds from this offering. The table also includes a class of preferred stock that was authorized on February 26, 1999. See "Certain Relationships and Related Party Transactions."

                                                         ----------------------
                                                            Actual  As Adjusted
                                                         ---------  -----------
Dollars in thousands
Short-term debt......................................... $ 551,719   $ 210,449
                                                         =========  ===========
Current portion of long-term debt....................... $ 115,793   $ 115,793
                                                         =========  ===========
Long-term debt
  Notes due 2002........................................ $  66,000   $  66,000
  Notes due 2004........................................    45,000      45,000
  Notes due 2007........................................    44,788      44,788
  Baltimore Port Facility revenue bonds in series due
   2010 and 2011........................................   102,865     102,865
  Variable rate notes payable at various dates through
   2001.................................................     9,618       9,618
  Advance royalty commitments...........................    25,366      25,366
  Long-term capitalized leases..........................    20,720      20,720
  Other long-term notes maturing at various dates
   through 2007.........................................       738         738
                                                         ---------  -----------
    Total long-term debt................................   315,095     315,095
Stockholders' equity
  Preferred Stock, $.01 par value, 15,000,000 shares
   authorized; none issued and outstanding..............       --          --
  Common Stock, $.01 par value, 500,000,000 shares
   authorized; issued and outstanding, actual 57,667,558
   shares; issued and outstanding, as adjusted
   80,267,558 shares....................................       577         803
  Capital in excess of par value........................   302,427     643,471
  Retained earnings (deficit)...........................  (405,602)   (405,602)
  Other comprehensive loss..............................      (623)       (623)
                                                         ---------  -----------
    Total stockholders' equity..........................  (103,221)    238,049
                                                         ---------  -----------
      Total capitalization.............................. $ 211,874   $ 553,144
                                                         =========  ===========

The number of shares issued and outstanding, as adjusted, excludes 800,000 shares of common stock issuable upon exercise of options to be granted under the 1999 Equity Incentive Plan upon consummation of this offering and an additional 2,450,000 shares of common stock reserved for future issuance under the 1999 Equity Incentive Plan. See "Management."

               Selected Consolidated Financial and Operating Data

The following table sets forth selected consolidated financial and operating data of CONSOL Energy for the periods indicated. The selected consolidated financial data have been derived from the consolidated financial statements of CONSOL Energy, which financial statements have been audited by Ernst & Young LLP, independent auditors. The report of Ernst & Young LLP with respect to the financial statements at December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 appears elsewhere in this prospectus. After this offering, CONSOL Energy expects to change its fiscal year from a calendar year to a year ending on June 30. CONSOL Energy will have a transitional fiscal period ending June 30, 1999. CONSOL Energy's first full fiscal year ending June 30 will be the year that starts July 1, 1999 and ends June 30, 2000. The information in the following table should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements included elsewhere in this prospectus.

For information regarding the first quarter of 1999, see "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Results of Operations--First Quarter 1999 Results."

                          -----------------------------------------------------------
                                            Year Ended December 31,
                          -----------------------------------------------------------
                                 1994        1995        1996        1997        1998
                          ----------- ----------- ----------- ----------- -----------
In thousands, except per
share data
Statement of Income Data
Revenue
 Sales(1)...............  $ 2,326,104 $ 2,269,211 $ 2,336,014 $ 2,285,197 $ 2,295,430
 Other income...........       86,377      45,024      60,940      64,441      54,562
                          ----------- ----------- ----------- ----------- -----------
 Total revenue..........    2,412,481   2,314,235   2,396,954   2,349,638   2,349,992
Costs
 Costs of goods sold and
  other operating
  charges...............    1,703,678   1,600,271   1,687,836   1,592,413   1,594,523
 Selling, general and
  administrative
  expense...............       53,546      53,537      53,354      55,429      55,128
 Depreciation, depletion
  and amortization......      265,262     253,113     235,159     233,304     238,584
 Interest expense.......       50,678      53,915      44,510      45,876      48,138
 Taxes other than
  income................      204,356     200,605     187,396     188,940     201,137
                          ----------- ----------- ----------- ----------- -----------
 Total costs............    2,277,520   2,161,441   2,208,255   2,115,962   2,137,510
                          ----------- ----------- ----------- ----------- -----------
Earnings before income
 taxes..................      134,961     152,794     188,699     233,676     212,482
Income taxes............          380      22,744      35,970      49,887      37,845
                          ----------- ----------- ----------- ----------- -----------
Net income .............  $   134,581 $   130,050 $   152,729 $   183,789 $   174,637
                          =========== =========== =========== =========== ===========
Net income per
 share(2)...............  $      1.24 $      1.20 $      1.40 $      1.69 $      1.73
                          =========== =========== =========== =========== ===========
Weighted average number
 of common shares
 outstanding(2).........  108,806,714 108,806,714 108,806,714 108,806,714 100,820,599
                          =========== =========== =========== =========== ===========
Pro forma net
 income(3)..............          --          --          --          --  $   172,088
                                                                          ===========
Pro forma net income per
 share(4)...............          --          --          --          --  $      2.14
                                                                          ===========
Pro forma weighted
 average number of
 common shares
 outstanding(4).........          --          --          --          --   80,267,558
                                                                          ===========
                          -----------------------------------------------------------
                                                At December 31,
                          -----------------------------------------------------------
                                 1994        1995        1996        1997        1998
                          ----------- ----------- ----------- ----------- -----------
In thousands
Balance Sheet Data
Working capital.........  $   208,079 $   277,678 $   358,030 $    77,313 $  (602,428)
Total assets............    3,952,988   3,871,978   3,857,508   3,548,011   3,863,390
Short-term debt.........      132,567      78,166      46,378      55,051     551,719
Long-term debt
 (including current
 portion)...............      450,332     442,385     449,170     397,257     430,888
Total deferred credits
 and other liabilities..    2,413,510   2,325,262   2,315,397   2,262,702   2,433,899
Stockholders' equity
 (deficit)..............      456,197     506,247     578,976     302,765    (103,221)

                         -----------------------------------------------------
                                      Year Ended December 31,
                         -----------------------------------------------------
                              1994       1995       1996       1997       1998
                         ---------  ---------  ---------  ---------  ---------
Other Operating Data
Tons sold (in
 thousands)(5)..........    74,199     72,741     77,000     75,170     77,729
Tons produced (in
 thousands).............    72,140     71,324     71,411     72,505     75,769
Productivity (tons per
 manday)................     29.60      31.22      34.57      38.46      40.11
Average production cost
 ($ per ton produced)...    $22.90     $22.31     $21.87     $21.05     $20.99
Average sales price of
 tons produced ($ per
 ton produced)..........    $27.32     $26.61     $26.29     $26.49     $26.41
Coal reserves (tons in
 millions)(6)...........     4,956      5,072      5,063      4,776      4,755
Number of mining
 complexes (at period
 end)...................        30         26         26         24         25
Number of employees (at
 period end)............     9,739      8,743      8,206      7,711      8,578
                         -----------------------------------------------------
                                      Year Ended December 31,
                         -----------------------------------------------------
                              1994       1995       1996       1997       1998
                         ---------  ---------  ---------  ---------  ---------
In thousands
Other Financial Data
Capital expenditures.... $ 144,438  $ 179,022  $ 169,367  $ 200,617  $ 254,515
EBIT(7).................   167,668    188,715    212,708    256,934    250,089
EBITDA(7)...............   432,930    441,828    447,867    490,238    488,673
Net cash provided by
 operating activities...   344,629    298,290    372,582    427,913    395,313
Net cash provided by
 (used in) investing
 activities.............  (357,153)  (160,856)  (251,236)    52,243   (235,918)
Net cash provided by
 (used in) financing
 activities.............    50,418   (140,805)  (119,254)  (501,354)  (146,898)

--------
(1)Includes sales of Fairmont Supply Company, other than to us, of $179 million in 1994, $212 million in 1995, $203 million in 1996, $217 million in 1997 and $175 million in 1998. Fairmont Supply Company is a wholly owned subsidiary of CONSOL Energy that distributes mining and industrial supplies.
(2)Basic earnings per share is computed using weighted average shares outstanding. CONSOL Energy has no dilutive common stock equivalents.
(3)Pro forma net income assumes (A) the purchase of stock from DuPont Energy in 1998 as if it had occurred at the beginning of the year and was funded by the issuance of commercial paper and (B) the application of the net proceeds from this offering.
(4)Pro forma net income per share and pro forma weighted average number of common shares outstanding assumes the purchase of shares of common stock from DuPont Energy and the issuance of shares of common stock in the offering.
(5)Includes sales of coal produced by CONSOL Energy and purchased from third parties. CONSOL Energy sold 3.5 million, 2.7 million, 3.2 million, 3.1 million and 3.2 million tons of coal that CONSOL Energy purchased from third parties during 1994, 1995, 1996, 1997 and 1998, respectively.
(6)Represents proved and probable reserves at period end. See "Business--Coal Reserves" and "Glossary."
(7)EBIT is defined as earnings before deducting net interest expense (interest expense less interest income) and income taxes. EBITDA is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes and depreciation, depletion and amortization. Although EBIT and EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles, management believes that they are useful to an investor in evaluating CONSOL Energy because they are widely used in the coal industry as measures to evaluate a company's operating performance before debt expense and its cash flow. EBIT and EBITDA do not purport to represent cash generated by operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles. In addition, because EBIT and EBITDA are not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. Management's discretionary use of funds depicted by EBIT and EBITDA may be limited by working capital, debt service and capital expenditure requirements and by restrictions related to legal requirements, commitments and uncertainties.

                    Management's Discussion and Analysis of
                 Results of Operations and Financial Condition

General

CONSOL Energy's earnings over the last five years have been achieved primarily by:

  .  reducing unit cost of production through productivity improvements,

  . expanding CONSOL Energy mines by investing in technology, thereby using the resulting production increases to replace older, higher cost mines with depleted reserves,

  .  investing in acquisitions that complement existing operations, and

  . successfully selling coal at prices that have enabled CONSOL Energy to maintain margins despite the expiration of above-market sales contracts.

CONSOL Energy will attempt to continue to use these methods in the future.

CONSOL Energy has maintained the delivered-cost competitiveness of its coals by increasing productivity. CONSOL Energy has 25% of all longwall mining systems in the United States, more than any other coal producer. The distinguishing characteristic of longwall mines relative to other types of mines is a low variable-cost structure due to highly mechanized operations. Expansion of production from these mines can be achieved at low incremental cost. This has allowed CONSOL Energy to generate positive cash margins even under pricing pressures. CONSOL Energy increased tons produced in each of 1996, 1997 and 1998 while reducing employment and the number of mining complexes. Net income increased from $130 million in 1995 to $153 million in 1996 to $184 million in 1997 and was $175 million in 1998. Net cash provided by operating activities increased from $298 million in 1995 to $373 million in 1996, to $428 million in 1997 and was $395 million in 1998.

CONSOL Energy expects to continue to reduce its unit cost of production in the future. CONSOL Energy currently is expanding the preparation plant that serves the Bailey and Enlow Fork operation and plans to improve underground haulage ultimately to increase production nearly 25% from what already is a record level. CONSOL Energy replaced track haulage with more efficient belt haulage at its McElroy mine in 1997 and its Blacksville mine in 1998. Also at the McElroy mine, CONSOL Energy is constructing a raw coal silo that will allow greater efficiency at both the plant and in the mine. At the Blacksville mine, CONSOL Energy plans to accelerate the lifting of coal from the vertical shaft in the mine, which is the current bottleneck. CONSOL Energy intends to convert the Shoemaker mine to an all-belt haulage mine to further reduce its costs. CONSOL Energy has plans to replace the Cardinal River mine with the lower-cost Cheviot mine, subject to satisfactory market conditions. In 1999, the higher-cost Powhatan mine will deplete its reserves and it is anticipated that the expanded McElroy and Shoemaker mines will more than offset the production loss and do so at lower costs. CONSOL Energy incorporates such improvements routinely in its plans to continue to reduce cost.

CONSOL Energy also will increase its production through acquisitions where CONSOL Energy believes it has a competitive advantage and can generate value from underperforming assets. In September 1998, CONSOL Energy acquired the Rochester & Pittsburgh Coal Company. Rochester & Pittsburgh's principal asset was Mine No. 84, which has similar characteristics to the Bailey and Enlow Fork mines, and has the potential to become a highly efficient mine.

CONSOL Energy has successfully marketed its coal production, and has been able to maintain margins despite the implementation in 1995 of the first phase of the Clean Air Act. The second phase of the implementation of the Clear Air Act will take effect in the year 2000. CONSOL Energy plans to sell a significant portion of its high-sulfur coal production after 2000 to scrubbed plants or to export markets. Its medium-sulfur coals, such as coal produced at the Bailey, Enlow Fork and Mine No. 84 mines, will be targeted to power plants that are unscrubbed but that can continue to burn such coals with sulfur dioxide emission allowances.

Although the Clean Air Act has had some effect on the price per ton of high-sulfur coal, CONSOL Energy believes that production costs will continue to be a significant factor in setting prices. The coal market is a very competitive market in which prices often are set by marginal cost producers. As producers deplete their reserves, their cost of mining will increase. To date, productivity improvements throughout the industry have offset cost pressures resulting from the depletion of existing reserves. Generally, the price of high-sulfur coal on a delivered basis is less than the price of low-sulfur coal on a delivered basis. CONSOL Energy believes that the price difference between high- and low-sulfur coal likely will widen in the future because low-sulfur coal producers will be required to mine higher cost reserves. The price of higher sulfur coals also will rise because of depletion, but this increase may not be as fast as the increase in low-sulfur coal. CONSOL Energy believes that it is in a favorable position in which cost reductions are available through continued productivity improvements by mining its extensive reserves that are accessible to its existing mines.

CONSOL Energy believes that many currently unscrubbed power plants also will retrofit scrubbers when economical. Because of potential further tightening of clean air regulations, particularly for sulfur dioxide and for mercury control, scrubbers may be required. To the extent that plants install scrubbers, the cost of operating a scrubber is approximately $.09 to $.12 per million Btus. In addition, CONSOL Energy believes that technologically-advantaged clean power plants using high-Btu, low-delivered-cost coals are more competitive than plants generating electricity with natural gas. Because scrubbers are needed for all new power plants that burn coal and may be required for existing coal burning plants to continue to operate under tighter air regulations, CONSOL Energy's coals should sustain their advantage over low-sulfur coal that is produced farther from CONSOL Energy's markets and, as a result, have higher transportation costs.

Long-Term Contracts

During 1998, 66% of CONSOL Energy's coal sales were to customers that have contracts with terms of one year or more. The revenues from coal sales to customers with long-term contracts represented 51 million tons sold during 1998. Long-term contracts are contracts with terms that exceed one year. These contracts contribute to the stability and profitability of CONSOL Energy's operations by providing predictability of production volumes and sales prices. In addition, some of CONSOL Energy's long-term contracts are at prices above current spot market prices. CONSOL Energy's long-term contracts, existing at December 31, 1998, have remaining terms ranging from one to 18 years and provide, in the aggregate, for the delivery of 48 million tons in 1999 and 33 million tons in 2000, subject generally to the satisfaction of certain conditions and each contracting party's right to vary the number of tons delivered. The average original term of our long-term contracts is 6.5 years. The average remaining term of these contracts is 2.7 years.

CONSOL Energy's net income primarily is generated by low-cost mining operations with sales volumes at market prices. However, CONSOL Energy has fixed-price and base-price-plus-escalation steam coal contracts that are above or below current market prices. The following table sets forth for such contracts that were in effect in 1997, 1998 and as of February 1, 1999:

  .  the number of tons deliverable,

  .  the weighted average price per ton paid or estimated to be payable, and

  .  the number of contracts.

Where contracts have price reopener provisions, such contracts have been excluded from the table after the date on which they revert to market prices. Of our 65 long-term contracts, 40 of these contracts have price reopener provisions. The price reopener provisions in all but one of these 40 contracts are at market price at the time of the reopening. One contract reopener is based on production costs for labor and supplies for the mines supplying the coal.

           Base-Price-Plus-Escalation and Fixed-Price Sales Contracts

                              ------------------------------------------------
                                1997   1998   1999   2000   2001   2002   2003
                              ------ ------ ------ ------ ------ ------ ------
Sales volumes (millions of
 tons).......................   35.0   34.4   31.6   20.2   16.8   14.2    9.3
Weighted average price (free
 on board at mine)........... $27.70 $28.20 $27.20 $27.10 $27.50 $28.60 $29.40
Number of contracts..........     37     43     37     20     12     11      7

Contracts expiring or reverting to market price prior to 2000, that have not been extended or replaced with new contracts, provided for the sale of 16 million tons in 1998. These contracts generated total revenues of $450 million in 1998. Based on CONSOL Energy's estimate of market prices in 1998, if sales under these contracts had been at market prices, CONSOL Energy's revenues and net income in 1998 would have been reduced by approximately $90 million and $60 million, respectively. During the past five years, CONSOL Energy has been able to offset the effects of the expiration of long-term contracts through cost savings and productivity improvements. CONSOL Energy anticipates that it will be able to mitigate the impact of the expiration of such contracts. However, there cannot be any assurance that it will be able to do so, particularly with the larger volume expiring in 2000, and the inability to reduce costs and improve productivity could have a material adverse effect on CONSOL Energy's business, operations and financial condition.

Change of Fiscal Year

After this offering, CONSOL Energy expects to change its fiscal year from a calendar year to a year ending on June 30. CONSOL Energy will have a transitional fiscal period ending June 30, 1999. CONSOL Energy's first full fiscal year ending June 30 will be the year that starts July 1, 1999 and ends June 30, 2000. CONSOL Energy is undertaking this change in order to align its fiscal year with that of Rheinbraun. CONSOL Energy is a consolidated subsidiary of Rheinbraun.

Quarterly Results of Operations

The following table sets forth unaudited quarterly results for the eight quarters ended December 31, 1998. The data set forth below have been derived from unaudited consolidated financial statements of CONSOL Energy and have been prepared on the same basis as CONSOL Energy's audited Consolidated Financial Statements contained in this prospectus, and, in the opinion of management, include all adjustments consisting only of normal recurring accruals, necessary for a fair presentation of such data for the periods presented. The data should be read in conjunction with the audited Consolidated Financial Statements and notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

               ----------------------------------------------------------------

                                                            Fiscal Quarter Ended
                         -------------------------------------------------------------------------------------------
                         March 31, June 30, September 30, December 31, March 31, June 30, September 30, December 31,
                           1997      1997       1997          1997       1998      1998       1998          1998
                         --------- -------- ------------- ------------ --------- -------- ------------- ------------
In thousands
Revenue................. $587,587  $564,291   $583,613      $614,147   $601,152  $558,820   $557,541      $632,479
Earnings before income
 taxes..................   48,480    65,315     41,913        77,968     86,902    54,883     21,343        49,354
Net income..............   36,443    48,985     34,456        63,905     66,391    39,946     18,360        49,940

CONSOL Energy has experienced, and expects to continue to experience, fluctuations in its operating results on a quarterly basis. Factors that have influenced and will continue to influence operating results include:

  .  changes in weather patterns from year to year,

  .  general economic conditions in the United States and abroad,

  .  prices of competing fuels,

  .  mining conditions, and

  .  the timing of shipments to customers.

However, CONSOL Energy does not believe that its business is affected by seasonality.

Results of Operations

First Quarter 1999 Results

The following table presents selected financial data for the three months ended March 31, 1998 and 1999 and at December 31, 1998 and March 31, 1999.

                                              ---------------------------
                                                  Three months ended
                                                       March 31,
                                              ---------------------------
                                                         1998        1999
                                              --------------- -----------
In thousands
Statement of Income Data
Revenue:
 Sales(1)....................................  $    585,661   $   567,493
 Other income................................        15,491        10,949
                                              --------------- -----------
   Total revenue.............................       601,152       578,442
Costs:
 Costs of goods sold and other operating
  charges....................................       375,527       397,793
 Selling, general and administrative
  expense....................................        13,300        13,292
 Depreciation, depletion and amortization....        59,366        62,203
 Interest expense............................        11,193        16,481
 Taxes other than income.....................        54,864        56,364
                                              --------------- -----------
   Total costs...............................       514,250       546,133
Earnings before income taxes.................        86,902        32,309
Income taxes.................................        20,511         6,704
                                              --------------- -----------
   Net income................................  $     66,391   $    25,605
                                              =============== ===========
Net income per share(2)......................  $       0.61   $      0.44
                                              =============== ===========
Weighted average number of common shares
 outstanding(2)..............................   108,806,714    57,667,558
                                              =============== ===========
Pro forma net income(3)......................           --    $    28,369
                                                              ===========
Pro forma net income per share(4)............           --    $      0.35
                                                              ===========
Pro forma weighted average number of common
 shares outstanding(4).......................           --     80,267,558
                                                              ===========
                                              ---------------------------
                                                                  At
                                              At December 31,  March 31,
                                                   1998          1999
                                              --------------- -----------
In thousands
Balance Sheet Data
Working capital..............................  $   (602,428)  $  (543,219)
Total assets.................................     3,863,390     3,864,537
Short-term debt..............................       551,719       643,500
Long-term debt (including current portion)...       430,888       328,382
Total deferred credits and other
 liabilities.................................     2,433,899     2,432,469
Stockholders' equity (deficit)...............      (103,221)      (78,017)
                                              ---------------------------
                                                  Three months ended
                                                       March 31,
                                              ---------------------------
                                                         1998        1999
                                              --------------- -----------
Other Operating Data
Tons sold (in thousands).....................        19,521        20,290
Tons produced (in thousands).................        19,666        20,962
Productivity (tons per manday)...............         41.56         39.50
Average production cost ($ per ton
 produced)...................................      $  20.57      $  21.56
Average sales price of tons produced ($ per
 ton produced)...............................      $  27.11      $  25.60
Coal reserves (tons in millions).............         4,756         4,734
Number of mining complexes (at period end)...            24            25
Number of employees (at period end)..........         7,564         7,970

                                                           --------------------
                                                           Three months ended
                                                                March 31,
                                                           --------------------
                                                                1998       1999
                                                           ---------  ---------
In thousands
Other Financial Data
Capital expenditures...................................... $  34,146  $  22,877
EBIT......................................................    95,894     47,536
EBITDA....................................................   155,260    109,739
Net cash provided by operating activities.................    66,018     30,118
Net cash provided by (used in) investing activities.......   (64,451)   (23,752)
Net cash provided by (used in) financing activities.......    (6,732)   (11,181)

--------
(1) Includes sales of Fairmont Supply Company, other than to CONSOL Energy, of $44 million and $39 million for the three months ended March 31, 1998 and 1999, respectively.
(2) Basic earnings per share is computed using weighted average shares outstanding. CONSOL Energy has no dilutive common stock equivalents.
(3) Pro forma net income assumes the application of the net proceeds from this offering which would result in a decrease of interest expense, net of income taxes, of $3 million. See "Use of Proceeds."
(4) Pro forma net income per share and pro forma weighted average number of common shares outstanding assumes the issuance of shares of common stock in this offering.

The foregoing selected financial data for the three months ended March 31, 1998 and 1999 have been derived from CONSOL Energy's unaudited interim financial statements which, in the opinion of CONSOL Energy, include all adjustments necessary for the presentation of such data for these interim periods. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results of operations for future periods.

Our markets have been affected in 1999 by several factors.

  . Mild winter weather in the eastern United States dampened demand for coal by electricity generators, leaving utilities' coal inventories above planned levels.

  . Low prices for oil, certain petroleum by-products and natural gas led to increased use of these fuels by electricity generators.

  . Sales of U.S. steam coal in Europe were adversely affected by competition from other countries.

  . Annual negotiations of prices for metallurgical coal bound for overseas markets resulted in significant price reductions, causing some U.S. producers to elect to offer these coals as a steam coal in U.S. markets in an effort to obtain a higher price.

We have taken steps to reduce the impact of these factors in later periods. We have announced that

  .  we will close one steam coal mine ahead of schedule--Powhatan No. 4,

  . we temporarily idled four steam coal mines--Humphrey, Loveridge, Ohio No. 11 and Robinson Run, and

  .  we temporarily idled two metallurgical coal mines--Elk Creek and VP-8.

These actions will reduce our costs and allow us to reduce coal inventory levels at our mines. The period that any mine may be idled will depend on market conditions. CONSOL Energy believes that its production capacity will not be adversely affected by the closing of Powhatan No. 4 because it will be able to maintain or increase production at other mines. Even with the idlings, total tons produced are expected to increase in 1999 from 1998 because of the mines acquired in September 1998 as part of the acquisition of the Rochester & Pittsburgh Coal Company.

The idlings and the market conditions they reflect are likely to result in reduced net income for 1999 compared to 1998. CONSOL Energy believes that its financial condition and liquidity should not be materially affected by the idlings and closing because it plans to reduce inventory from current levels and to reduce discretionary capital expenditures. Coal inventories were $134 million at March 31, 1999 compared to $92 million at December 31, 1998.

Our net income for the first quarter of 1999 was $26 million, or $0.44 per share, compared with net income of $66 million, or $0.61 per share, for the first quarter of 1998. Pro forma net income for the first quarter of 1999, giving effect to this offering and the application of the proceeds of this offering to repay commercial paper, would have been $28 million, or $0.35 per share.

Our net income of $66 million for the first quarter of 1998 was the highest that we have achieved for any single quarter. This compared to net income for the first quarters of 1996 and 1997 of $38 million and $36 million. During the first quarter of 1998, results benefitted from several factors including:

  .  scheduled outages of nuclear generation in the Northeast and Midwest,

  . increased shipments of coal to customers with opportunities to export power to Canada,

  . accelerated shipping schedules to customers who wished to build inventories early in the year,

  . a carry-over of export vessel-loadings that were originally scheduled for year-end 1997, and

  . a one-time payment received as the result of an agreement by which we were compensated for not mining certain coal reserves.

1998 Compared with 1997

Revenue. Sales increased 0.5% to $2,295 million for 1998 from $2,285 million for 1997. The increase of $10 million primarily was due to an increase of $58 million in sales of company produced coal, partially offset by decreased sales of industrial supplies of $42 million and decreased revenues from gas operations of $3 million. Sales volumes of company produced coal for 1998 increased 3.5% over 1997 while coal prices for 1998 were comparable to those for 1997. Sales of industrial supplies decreased mainly due to a loss of a sales contract. Gas operations revenues decreased primarily due to a 12.7% decrease in spot market prices.

Other income, which consists of interest income, gain on the disposition of assets, service income, royalty income, rental income and miscellaneous income, decreased 15.3% to $55 million for 1998 compared with $64 million for 1997. The decrease of $9 million was primarily due to a decrease in interest income resulting from a lower level of investment in marketable securities and a decrease in the gain on sale of assets. The decrease was partially offset by a one-time payment received in 1998 pursuant to an agreement by which we were compensated for not mining certain coal reserves.

Costs. Cost of goods sold and other operating charges increased 0.1% to $1,595 million for 1998 from $1,592 million in 1997. Cost of goods sold increased due to the 3.5% increase in sales volume of company produced coal. Cost per ton produced decreased 2.3% due mainly to increased coal mine productivity (calculated in tons per manday). This productivity increased 4.3% for 1998 from 1997. The productivity increase was driven, in part, by increases in production at the McElroy mine, which completed installation of a new belt haulage system at the end of 1997, and the Enlow Fork mine, which installed a new longwall early in 1998. The increase in cost of goods sold was offset in part by decreased industrial supply cost of sales.

Selling, general and administrative expenses remained stable at $55 million for 1998 and 1997.

Depreciation, depletion and amortization increased 2.3% to $239 million for 1998 compared with $233 million for 1997. The increase of $6 million was primarily due to the increase in depreciation related to the assets acquired with the Rochester & Pittsburgh Coal Company acquisition on September 22, 1998.

Interest expense increased 4.9% to $48 million in 1998 compared with $46 million in 1997. The increase of $2 million was primarily the result of higher average principal balances outstanding during 1998 compared to 1997.

Taxes other than income increased 6.5% to $201 million for 1998 compared with $189 million for 1997. The increase of $12 million was primarily the result of an increase in production related taxes due to increased production volumes. In addition, the West Virginia Business Investment and Jobs Expansion Tax Credit carryforward of $3 million utilized in 1997 was exhausted in 1998.

Income Taxes. Income taxes decreased 24.1% to $38 million for 1998 compared to $50 million in 1997. The $12 million decrease reflects decreased earnings in 1998 compared to 1997. The effective tax rate was 17.8% for 1998 compared to 21.3% for 1997. The decreased effective tax rate for 1998 resulted primarily from an increase in percentage depletion.

Net Income. Net income decreased 4% to $175 million, or $1.73 per share, for 1998 compared with $184 million, or $1.69 per share, for 1997. The calculation of net income per share for 1998 is based on 100,820,599 weighted average number of common shares outstanding, reflecting the purchase in November 1998 of 51,139,156 shares of Common Stock from DuPont Energy Company. Pro forma net income for 1998, giving effect to the purchase of Common Stock from DuPont Energy Company, the shares issued in this offering and the application of the proceeds of this offering, as if each occurred at the beginning of the year, would have been $172 million, or $2.14 per share, due to a lower average number of shares outstanding.

1997 Compared with 1996

Revenue. Sales decreased 2.2% to $2,285 million for 1997 compared with $2,336 million for 1996. The decrease of $51 million primarily was due to a decrease of 1.8 million tons sold, or 2.4%, due to a decrease in the volume of U.S. metallurgical and international steam coal sold, partially offset by an improvement in average sales price per ton.

Other income increased 4.9% to $64 million for 1997 compared with $61 million for 1996. The increase of $3 million primarily was due to an increase in royalty income from a coal lease in Kentucky that began generating revenue in September 1996 and continued to generate revenue for the full year of 1997.

Costs. Cost of goods sold and other operating charges decreased 5.7% to $1,592 million for 1997 compared with $1,688 million for 1996 primarily as a result of lower volume of CONSOL Energy-produced coal sold in 1997 and lower average production costs per ton. Coal mine productivity increased 11.3% in 1997 from 1996, and nine mines set production records in 1997. The productivity improvement is attributable mainly to investment in a longwall mining system at Shoemaker, in underground coal haulage at McElroy, and in an underground storage bunker at Buchanan.

Selling, general and administrative expenses increased 3.8% to $55 million for 1997 compared with $53 million for 1996. The increase of $2 million primarily was due to an increase in salaries and related benefits.

Depreciation, depletion and amortization decreased 0.9% to $233 million for 1997 compared with $235 million for 1996.

Interest expense increased 2.2% to $46 million for 1997 compared with $45 million for 1996. The increase of $1 million reflected interest charges related to disputed coal royalty payments offset by lower average debt levels resulting from the repayment of $44 million of long-term debt during 1997.

Taxes other than income increased 1.1% to $189 million for 1997 compared with $187 million in 1996. The increase of $2 million resulted from increases in severance taxes and required tax payments for black lung benefits, which arose because of higher production. The increase in severance taxes also resulted from the expiration in December 1996 of the West Virginia Business and Job Expansion Tax Credit representing a portion of the tax credit that was carried forward to 1997. The increase in taxes was partially offset by a reduction in property tax expense as a result of mine closures.

Income Taxes. Income taxes increased 38.9% to $50 million for 1997 compared with $36 million for 1996. The increase of $14 million resulted primarily from increased earnings and an increase in the effective tax rate from 19.1% in 1996 to 21.3% in 1997. The increased effective tax rate for 1997 primarily was influenced by a decline in the impact of percentage depletion.

Net Income. Net income increased 20.3% to $184 million, or $1.69 per share, for 1997 compared with $153 million, or $1.40 per share, for 1996.

Liquidity and Capital Resources

CONSOL Energy generally has satisfied its working capital requirements and funded its capital expenditures and debt-service obligations from cash generated from operations. CONSOL Energy believes that cash generated from operations and its borrowing capacity will be sufficient to meet its working capital requirements, anticipated capital expenditures (other than major acquisitions), scheduled debt payments and anticipated dividend payments for at least the next several years. Nevertheless, the ability of CONSOL Energy to satisfy its debt service obligations, to fund planned capital expenditures or pay dividends will depend upon its future operating performance, which will be affected by prevailing economic conditions in the coal industry and financial, business and other factors, some of which are beyond CONSOL Energy's control.

CONSOL Energy frequently evaluates potential acquisitions. In the past, CONSOL Energy has funded acquisitions primarily with cash generated from operations, but CONSOL Energy may consider a variety of other sources, depending on the size of any transaction, including debt or equity financing. There can be no assurance that such additional capital resources will be available to CONSOL Energy on terms which CONSOL Energy finds acceptable, or at all.

Cash Flows

Net cash provided by operating activities was $373 million in 1996, $428 million in 1997 and $395 million in 1998. The changes in net cash provided by operating activities reflect increases in net income in 1996 and 1997 and changes in certain working capital requirements.

Net cash used in investing activities was $251 million in 1996 and $236 million in 1998. Net cash provided by investing activities was $52 million in 1997. The change in net cash used in investing activities from 1996 to 1997 reflects the liquidation of marketable securities primarily to finance the extraordinary dividend of $380 million paid in 1997. The change in net cash used in investing activities from 1997 to 1998 reflects a decrease in liquidation of marketable securities from 1997 and the expenditure, net of cash acquired, for the acquisition of Rochester & Pittsburgh Coal Company, as well as a $54 million increase in capital expenditures in 1998 from 1997.

Net cash used in financing activities was $119 million in 1996, $501 million in 1997 and $147 million in 1998. The extraordinary dividend paid in 1997 was the primary reason net cash used in financing activities increased in 1997 from 1996. Net cash used in financing activities decreased in 1998 from 1997 due to increased reliance on proceeds from the issuance of commercial paper and the decrease in dividends reflecting the extraordinary dividend paid in 1997. This decrease was offset by CONSOL Energy's expenditure to purchase shares of its common stock from DuPont Energy.

Capital Expenditures

Capital expenditures were approximately $169 million in 1996, $201 million in 1997 and $255 million in 1998. CONSOL Energy made such expenditures for replacement of mining equipment, the expansion of mining capacity and projects to improve the efficiency of mining operations. In 1998, CONSOL Energy spent approximately $150 million for the acquisition of Rochester & Pittsburgh and $50 million to repay certain indebtedness of Rochester & Pittsburgh. CONSOL Energy used cash generated from operations and cash made available from the issuance of commercial paper to fund capital expenditures in 1998, the acquisition of Rochester & Pittsburgh and the repayment of indebtedness of Rochester & Pittsburgh. CONSOL Energy anticipates making capital expenditures of approximately $200 million during 1999 and approximately $280 million during 2000, primarily for maintenance and replacement of mining equipment and operations. Capital expenditures for pollution abatement and reclamation currently are projected to be $5 million for 1999, $6 million for 2000 and $4 million for 2001. CONSOL Energy expects to fund its anticipated capital expenditures with cash generated by operations and the issuance of commercial paper.

Debt

At March 31, 1999, CONSOL Energy had total long-term debt of $328 million, including current portion of long-term debt of $13 million. Such long-term debt consisted of:

  . an aggregate principal amount of $156 million of unsecured notes which bear interest at rates ranging from 8.21% to 8.28% per annum and are due at various dates between 2002 and 2007,

  . an aggregate principal amount of $103 million of two series of industrial revenue bonds which were issued in order to finance CONSOL Energy's Baltimore port facility and bear interest at the rate of 6.5% per annum and mature in 2010 and 2011,

  . an aggregate principal amount of $12 million of variable rate notes due at various dates through 2001,

  .  $28 million in advance royalty commitments,

  . an aggregate principal amount of $5 million of notes maturing at various dates through 2031 and

  .  an aggregate principal amount of $24 million of capital leases.

At March 31, 1999, CONSOL Energy had an aggregate principal amount of $644 million of commercial paper outstanding which had maturities ranging up to 48 days and bore interest at rates ranging from 5.06% to 5.12% per annum.

CONSOL Energy currently has credit facilities available to it under which it may borrow up to $800 million in the aggregate less the outstanding principal amount of commercial paper. At March 31, 1999, there were no borrowings outstanding under the credit facilities. To date, CONSOL Energy has used these credit facilities to support the payment of its commercial paper. However, CONSOL Energy could borrow amounts available under the credit facilities for other purposes. Borrowings under this facility bear interest based on the London Interbank Offer Rate or the Prime Rate at CONSOL Energy's option. Funds may be borrowed for periods ranging from one to 360 days, depending upon the interest rate selected by CONSOL Energy.

Stockholders' Equity and Dividends

CONSOL Energy had stockholders' equity of $303 million at December 31, 1997 and $(103) million at December 31, 1998. CONSOL Energy paid ordinary cash dividends of $80 million during each of 1996, 1997 and 1998. CONSOL Energy also paid an extraordinary cash dividend to its stockholders of $380 million in 1997. The Board of Directors currently intends to pay quarterly dividends on the common stock. It is expected that the first quarterly dividend to be declared and paid on common stock issued in this offering will be $.27 per share, an annual rate of $1.08 assuming the over-allotment option is exercised in full, per share. CONSOL Energy anticipates declaring and paying this dividend in the third quarter of 1999. Before this offering, CONSOL Energy intends to declare a dividend of $22.5 million payable to its current stockholders in the second quarter of 1999. Purchasers of common stock issued in this offering will not receive this dividend. Current outstanding indebtedness of CONSOL Energy does not restrict CONSOL Energy's ability to pay cash dividends.

Accruals for Certain Long-Term Liabilities

CONSOL Energy has accrued for the costs it will incur in the future to satisfy certain obligations. CONSOL Energy had accrued $2,460 million, $2,433 million and $2,597 million at December 31, 1996, 1997 and 1998 for deferred credits and other liabilities. These accruals are chiefly comprised of post retirement health care benefits, workers' compensation, black lung benefits and costs associated with closing mines. These obligations are unfunded. The accruals of these items are based on estimates of future liabilities, which estimates are periodically reviewed in light of CONSOL Energy's experience, changes in mining plans and legislation and other developments. Thus, from time to time, CONSOL Energy's results of operations may be significantly affected by changes to such deferred credits and other liabilities. See Notes 14 and 15 of Notes to Consolidated Financial Statements.

We provide medical and life insurance benefits to retired employees not covered by the Coal Industry Retiree Health Benefit Act of 1992. Substantially all employees who have worked under the National Bituminous Coal Wage Agreement may become eligible for these benefits if they have worked ten years and attained the age of 55. The associated plans are unfunded. CONSOL Energy had accrued $1,144 million, $1,145 million and $1,244 million at December 31, 1996, 1997 and 1998, respectively. The amounts expensed for post retirement benefits plans were $54 million, $61 million and $79 million during 1996, 1997 and 1998, respectively. CONSOL Energy used a 7% annual rate increase in per capita cost of covered health care benefits in determining such costs for 1998. CONSOL Energy had assumed that the rate of such increases will gradually decline to 4.5% in 2003 and remain level thereafter. An increase in the assumed health care cost trend rates by 1% in each year would increase the accumulated post retirement benefit obligation at December 31, 1998 by $167 million and increase the aggregate of the service and interest cost component of net cost of maintaining our post retirement benefits plan for 1998 by $12 million.

We are is required to pay black lung benefits to eligible employees and former employees and their dependents under the Black Lung Benefits Act of 1969 and the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977. We also are liable under various state statutes for pneumoconiosis claims. CONSOL Energy provides self-insured accruals for present and future liabilities for such benefits and determines such liabilities by employing the projected unit credit method. Under this method, the costs determined by the actuarial study are amortized over the employees' requisite service periods. CONSOL Energy amortizes the actuarial gains and losses over the remainder of the average service life of the employees, which approximates 14.8 years. CONSOL Energy had accrued $518 million, $511 million and $492 million for such benefits at

December 31, 1996, 1997 and 1998. The cost of providing such benefits was $12 million and $4 million during 1996 and 1997. The impact of these costs was not significant in 1998. Actual claims paid by CONSOL Energy could change significantly if current legislation is amended or if new legislation is enacted. See "Regulation--Black Lung Legislation" and Note 15 of Notes to Consolidated Financial Statements.

CONSOL Energy estimates and accrues for costs associated with closing mines and the perpetual care of mines over the productive life of mines on a units-of-production basis. CONSOL Energy had accrued $244 million, $250 million and $297 million at December 31, 1996, 1997 and 1998 for such costs.

CONSOL Energy accrues for workers' compensation claims resulting from traumatic injuries based on historical claims rates and periodically adjusts these estimates based on the estimated costs of claims made. CONSOL Energy had accrued $215 million, $211 million and $254 million at December 31, 1996, 1997 and 1998 for such costs.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on CONSOL Energy's results of operations for the years ended December 31, 1996, 1997 or 1998.

Financial Instruments Market Risk

CONSOL Energy's interest expense is sensitive to changes in the general level of interest rates in the United States. At December 31, 1998, CONSOL Energy had outstanding $391.1 million aggregate principal amount of debt under fixed-rate instruments and $566.7 million aggregate principal amount of debt under variable-rate instruments. CONSOL Energy's primary exposure to market risk for changes in interest rates relates to its commercial paper program. At December 31, 1998, CONSOL Energy had an aggregate of $551.7 million in commercial paper outstanding. CONSOL Energy's commercial paper bore interest at an average rate of 6.1% per annum during 1998. A 100 basis-point increase in the average rate for CONSOL Energy's commercial paper would have decreased CONSOL Energy's 1998 net income by approximately $3.3 million. The fair value of CONSOL Energy's financial instruments is set forth in Note 20 of Notes to Consolidated Financial Statements.

Almost all of CONSOL Energy's transactions are denominated in U.S. dollars, and, as a result, it does not have material exposure to currency exchange-rate risks.

CONSOL Energy does not engage in any interest rate, foreign currency exchange rate or commodity price hedging transactions.

Impact of Year 2000 Issue

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of CONSOL Energy's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Based on recent assessments, CONSOL Energy has determined that it will be required to modify or replace some portions of its software, and, to a lesser extent, its hardware so that those systems will properly utilize dates beyond December 31, 1999. CONSOL Energy believes that with modification and replacement of existing software and hardware, the year 2000 issue can be substantially mitigated. However, if such modifications and replacements are not made, or are not completed on a timely basis, which CONSOL Energy currently does not anticipate, the year 2000 issue could have a material impact on the operations of CONSOL Energy.

CONSOL Energy's plan to resolve year 2000 issues involves four phases: assessment, remediation, testing and implementation. In September 1997, CONSOL Energy formed a committee to address this issue. The committee has completed its assessment of all material information technology systems that would be affected by the year 2000 issue if not modified and has initiated a program to modify or replace portions of its software so that CONSOL Energy's computer systems will function properly in the year 2000 and thereafter. To date, CONSOL Energy is 87% complete on the remediation and testing phase of the systems. CONSOL Energy expects software reprogramming and replacement, testing and implementation to be completed by the second quarter of 1999.

CONSOL Energy is in the process of assessing its operating equipment that uses microprocessors to determine the extent that they are at risk for year 2000 problems. This equipment includes coal mining, processing and loadout equipment. The remediation of operating equipment depends primarily on the manufacturers of that equipment for modifications. CONSOL Energy is also in the process of assessing the extent to which its suppliers of other products and services will be able to supply CONSOL Energy through the year 2000. CONSOL Energy has initiated formal communications with all of its significant equipment vendors and other suppliers. CONSOL Energy has not obtained timetables of expected completion dates of modification, testing and implementation from all of the vendors and suppliers. CONSOL Energy does not control its suppliers and vendors, but is attempting to have such timetables submitted in the first quarter of 1999. The effect on CONSOL Energy's operations of not having these systems remediated, while not estimable at this time, could be significant.

CONSOL Energy conducts transactions that interface directly with systems of suppliers and customers. There is no guarantee that the systems of other companies on which CONSOL Energy's systems rely will be timely converted and would not have an adverse effect on CONSOL Energy's systems. Furthermore, there can be no assurance that CONSOL Energy's suppliers will not experience material business disruptions that could affect CONSOL Energy as a result of the year 2000 problem. CONSOL Energy plans to complete communications with important suppliers and customers, which do not have system interfaces, as to their year 2000 readiness in the first quarter of 1999. The communications to date from such third parties to CONSOL Energy's inquiries do not indicate that these third parties expect, at this time, to be non-compliant by the year 2000 based on their progress to date. However, the inability of a substantial number of third parties to complete their year 2000 resolution process could materially impact CONSOL Energy. For example, the failure to be year 2000 compliant by banks with whom CONSOL Energy has material banking relationships could cause significant disruptions in CONSOL Energy's ability to make payments, deposit funds and make investments, which could have a material adverse effect on CONSOL Energy's financial condition.

CONSOL Energy is utilizing both internal and external resources to reprogram or replace, test and implement the software and operating equipment for year 2000 modifications. The total cost of the year 2000 project is estimated to be less than $2 million and is being expensed as incurred and funded through operating cash flows. Since September of 1996 CONSOL Energy has expensed $560,000 related to all phases of the year 2000 project. In 1999, CONSOL Energy expects to expense $662,000 on year 2000 related activities.

CONSOL Energy has not established contingency plans in case of failure of its information technology systems since it expects to have its material systems in place by the second quarter of 1999. In connection with CONSOL Energy's assessment of third party readiness and operating equipment, in the first quarter of 1999 CONSOL Energy will evaluate the necessity of contingency plans based on the level of uncertainty regarding such compliance. In the event CONSOL Energy's intermediaries or vendors do not expect to be year 2000 compliant, CONSOL Energy's contingency plan may include replacing such intermediaries or vendors or conducting the particular operations itself.

CONSOL Energy plans to complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, and other factors. Estimates on the status of completion and the expected completion dates are based on progress to date compared to the timetable established by its year 2000 committee. CONSOL Energy has not employed the services of independent contractors to verify CONSOL Energy's assessment and estimates related to the year 2000 problem. There can be no guarantee that these estimates will be achieved and actual results could differ materially from these plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

CONSOL Energy believes that it is difficult to fully assess the risks of the year 2000 issue due to numerous uncertainties surrounding the issue. Management believes that the primary risks are external to CONSOL Energy and relate to the year 2000 readiness of customers, suppliers, transportation suppliers such as railroads, barge lines, terminal operators, ocean vessel brokers, and others. In the worst case scenario, CONSOL Energy's utility customers may not purchase coal if their generators fail to operate, CONSOL Energy may not be able to access its bank accounts or receive payments and its transportation providers may not be able to make timely coal shipments to customers. CONSOL Energy's mines and processing plants are highly mechanized and employ equipment that incorporates microprocessing chips. The failure of such embedded chips in critical equipment due to the year 2000 problem could cause significant coal mining and processing disruptions.

The inability of CONSOL Energy or such third parties to adequately address the year 2000 issues on a timely basis could result in a material financial risk, including loss of revenue, substantial unanticipated costs and service interruptions. Accordingly, CONSOL Energy plans to devote the resources it concludes are appropriate to address all significant year 2000 issues in a timely manner.

Recent Accounting Pronouncements

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued which establishes accounting procedures for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. This statement amends SFAS No. 52, "Foreign Currency Translation" to permit special accounting for a hedge of a foreign currency forecasted transaction with a derivative. It supersedes SFAS No. 80, "Accounting for Futures Contracts, SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", SFAS No. 119 "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." It also amends SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" to include the disclosure provisions about concentration of credit risk from Statement 105. No effect from this adoption is anticipated.

                             Coal Industry Overview

Coal is one of the world's major energy sources. The International Energy Agency estimates that nearly 20% of the world's total primary energy supply came from coal in 1996. In most parts of the world, coal is primarily used for the generation of electricity. World-wide, coal combustion accounted for 37% of the generation of electricity in 1996. In the United States, coal combustion accounted for 57% of electricity generation in 1997.

The major coal producers in the world are China, the United States, Russia, Ukraine, India, Australia and South Africa. More than 60 countries produce coal. The United States has the largest reserve base, with an estimated 29% of the world's recoverable bituminous and subbituminous coal reserves, followed by Russia, China, India, South Africa and Australia.

U.S. Coal Markets

Production of coal in the United States has increased from 434 million tons in 1960 to 1.1 billion tons in 1997. The following table shows actual consumption of U.S. produced coal during 1996 and 1997, estimated consumption for 1998 and projected consumption through 2015.

                 Historical and Projected U.S. Coal Consumption

                        -------------------------------------------------------

                                                                                  Compound
                                                                                    Annual
                                                                                    Growth
                                                                                      Rate
                                                                                     1996-
Sector                       1996    1997   1998E   2000P   2005P   2010P   2015P     2015
------                    ------- ------- ------- ------- ------- ------- ------- --------
in millions of tons
Utility.................    873.2   899.8   929.1   979.3  1027.9 1,050.6 1,070.6      1.1%
Industrial..............     68.2    68.2    67.8    67.7    67.9    66.1    66.5     (0.1)
Non-utility generators..     22.1    23.0    23.7    24.8    29.3    38.3    49.8      4.4
Coke plants/steel mills
  Metallurgical
   quality..............     31.7    31.0    31.1    30.2    19.2    18.4    15.2     (3.8)
  Steam quality.........      5.0     7.2     8.2     9.2    15.4    15.8    17.9      6.9
                          ------- ------- ------- ------- ------- ------- -------
    Total domestic......  1,000.2 1,029.2 1,059.9 1,111.2 1,159.8 1,189.2 1,220.0      1.1
                          ------- ------- ------- ------- ------- ------- -------
Export..................     90.9    83.5    78.9    76.3    74.5    75.4    77.0     (0.9)
                          ------- ------- ------- ------- ------- ------- -------
    Total...............  1,091.1 1,112.7 1,138.8 1,187.5 1,234.3 1,264.6 1,297.0      0.9%
                          ======= ======= ======= ======= ======= ======= =======

--------
Source: RDI, Outlook for Coal, Winter 1998-1999.

Generation of Electricity

Coal is the predominant fuel used in the generation of electricity. Over the past 20 years, generators of electricity have increased consumption of coal from less than 500 million tons per year in 1977 to almost 900 million tons in 1997. Coal's share of the fuel market for electricity generation has risen from 46% to 57% during that period. The increase in consumption was due in part to changes in attitudes toward fuel supply security following the Arab oil embargoes during the 1970s. More important, coal has a low delivered cost relative to other competing fuels. The following table shows a comparison of the average generating costs of electricity for each primary fuel.

               Average Production Costs of Electricity Generation

                                                                    -----------

                                                                 $/megawatt Hour
Coal............................................................     $17.40
Natural Gas.....................................................     $33.67
Nuclear.........................................................     $20.02
Hydro...........................................................     $ 0.65

--------
Source: RDI Database, September 14, 1998.

On average, coal-fired electricity generation is less expensive than generation from natural gas or nuclear power. Hydro-electric power is inexpensive but cannot grow due to a lack of suitable new dam sites.

RDI expects generators of electricity to increase their demand for coal as demand for electricity increases. Because coal-fired generation is used in most cases to meet base-load requirements, coal consumption has generally grown at the pace of growth in demand for electricity. The base-load requirement of a power generator is the amount of power that is required 24 hours a day. This is compared to peak requirements that only occur at times during a day when electricity demand is at its greatest.

The following table shows fuel source comparisons for the generation of electricity in terms of kilowatts generated.

                  Domestic Electricity Fuel Sources Comparison

                                                                 ----------------
                                                                 1990  1996  1997
                                                                 ----  ----  ----
Coal............................................................  55%   56%   57%
Nuclear.........................................................  21    22    20
Hydro...........................................................  10    11    11
Natural Gas.....................................................   9     9     9
Other...........................................................   5     2     3
                                                                 ----  ----  ----
Total........................................................... 100%  100%  100%
                                                                 ====  ====  ====

--------
Source: Department of Energy, EIA Monthly Energy Review, February 1998.

Exports

Current world seaborne trade in hard coal is about 480 million tons, with about 61% used to generate heat and produce steam, and about 39% used in steel-making processes. Of the world's coal producing countries, only the United States, Australia and South Africa are significant exporters. Prior to 1984, the United States was the world's leading exporter of coal, but in the past 15 years that role has diminished and traditional markets for U.S. coal exports have changed. In general, the United States is a swing producer of coal for international markets. Higher labor costs and transportation costs in the United States tend to make U.S. coals less competitive when ample supplies of coal from other producing areas are available. When supplies are restricted, for example because of a strike of workers in a producing country, U.S. coal tends to fill the gap because of the ability of U.S. producers to ship large amounts of coal on short notice. The quality of U.S. coals, particularly the heat content, ash and coking capabilities of Appalachian coals, and the well developed transportation infrastructure in the East, are advantages for the United States. CONSOL Energy believes that its high-Btu, low ash coals from northern Appalachia and CONSOL Energy's control of a major export terminal at Baltimore position it to take advantage of steam coal market opportunities overseas when they occur.

The U.S. Department of Energy estimates that the United States exported 83.5 million tons of coal in 1997. The most coal ever exported by the United States was in 1981 when exports reached 112.5 million tons. Since 1990, exports have averaged 90.7 million tons per year. More than 98% of the coal exported by the United States is bituminous coal, most of which is mined in northern and central Appalachia. The remainder of the coal exported is anthracite and lignite. In 1997, Canada (14.5 million tons), Japan (7.9 million tons), and Brazil (7.5 million tons) were the three largest purchasers of U.S. coal.

Metallurgical coal historically has been the principal type of coal exported from the United States. In 1997, more than 63% of the coal exported was bituminous, metallurgical-grade coal used in steel making. The remainder of the coal was used for the generation of electricity, cement making and other industrial processes. Major international purchasers of U.S. metallurgical coals are Brazil, Canada, Japan, Italy, The Netherlands, Belgium and France.

CONSOL Energy expects growth over the long term in steel making and metallurgical coal consumption in Brazil, India, Korea and Taiwan to offset a slight decline in metallurgical coal use in Europe. CONSOL Energy believes that increased steel production in these countries will lead to increased metallurgical coal consumption. Europe will continue to be a primary market for U.S. metallurgical coal because of the transportation advantage U.S. coals have over coals from Canada or Australia. In addition, aging European coke ovens increasingly will need high quality, low-expansion coals which produce high carbon content and low porous structure coke. These features are common in CONSOL Energy's low-volatile metallurgical coal produced in Virginia. In addition, CONSOL Energy expects its premium low-volatile metallurgical coal to continue to play an important role in the coking coal blends of the future. These coals enhance the strength of the coke produced. This is particularly important to large blast furnaces operated with low coke rates and with high pulverized-coal, oil or gas injection rates.

Coal Imports

Coal imports into the United States represent a small percentage of the total U.S. market for coal. In 1997, total consumption of coal in the United States was 1,112.7 million tons while imports of coal from overseas were 7.4 million tons, or 0.7%. The largest exporter of coal to the United States was Colombia with 3.0 million tons in 1997. Imported coal typically competes only in coastal markets in the eastern United States.

Coal Production

U.S. coal production was a record 1,088.6 million tons in 1997. During 1996, the most recent year for which complete data is available, bituminous coal accounted for 59% of production, subbituminous coal accounted for 32%, lignite accounted for 8% and anthracite accounted for 1%.

The following table shows principal U.S. production statistics for the period 1990 to 1997.

                           U.S. Production Statistics

                          ----------------------------------------------------------------------
Category                     1990     1991     1992     1993     1994     1995     1996     1997(1)
--------                  -------  -------  -------  -------  -------  -------  -------  -------
Total Tons (in
 millions)..............  1,026.3    995.9    997.5    945.4  1,033.5  1,032.9  1,063.8  1,088.6
Percentage of Total Tons
 East...................     61.2%    59.3%    59.0%    54.5%    54.8%    52.7%    52.9%    53.0%
 West...................     38.8     40.7     41.0     45.5     45.2     47.3     47.1     47.0
 Underground............     41.3     40.9     40.8     37.1     38.6     38.4     38.5     38.5
 Surface................     58.7     59.1     59.2     62.9     61.4     61.6     61.5     61.5
Number of Mines
 Total..................    3,430    3,022    2,746    2,475    2,354    2,104    1,903    1,810
 Underground............    1,690    1,489    1,354    1,196    1,143      977      885      810
 Surface................    1,740    1,533    1,392    1,279    1,211    1,127    1,018    1,000
Number of Mine Employees
 Total..................  131,306  120,602  110,196  101,322   97,590   90,252   83,462   78,000
 Underground............   84,154   78,050   70,907   64,604   61,652   57,879   53,796   51,000
 Surface................   47,152   42,552   39,289   36,718   35,938   32,373   29,666   27,000
Average Production per
 Mine
 (in thousands of tons)
 Total..................      300      330      363      382      439      491      559   N.A.(2)
 Underground............      251      273      301      268      349      406      463   N.A.(2)
 Surface................      347      384      424      465      524      565      642   N.A.(2)

--------
Source: U.S. Department of Energy/Energy Information Agency/National Mining Association

(1) Preliminary data.
(2) Information was not available at the date of this prospectus.

U.S. coal production increased 5.7% from 1990 to 1997, while the number of operating mines declined 47.2% during the same period. In part, this reflected a shift from smaller, high-cost operations to larger, more efficient, technologically advanced, lower-cost operations. In particular, the production attributable to large, capital intensive underground mines in the East and large surface mines in the Powder River Basin in the West has grown. The cost structure of these mines has contributed to a steady decline in steam coal prices that has allowed coal to maintain more than half of the market in the United States for fuel used in generating electricity.

Mining Methods

Coal is mined by underground or surface methods depending upon several factors, including the location of the coal seam and the geology of the surrounding area. In general, coal that is more than 200 feet below the surface is mined by underground, or "deep" mining methods. Seams closer to the surface are extracted by surface mining.

Underground mining accounted for 39% of total U.S. coal production in 1997. There are two principal methods of underground mining: continuous mining, which accounted for 45% of underground coal produced in 1997, and longwall mining, which accounted for 47% of underground coal produced in 1997. These methods of mining are illustrated by the pictures appearing in the inside front cover page of this prospectus. In continuous mining, coal is mined by the room-and-pillar system. Continuous mining involves the excavation of a series of "rooms" into the coal seam, leaving "pillars" or columns of coal to help support the mine roof. Mining conditions in certain areas may allow the coal pillars to be extracted during the "retreat" phase of mining. A mining machine called a continuous miner tears at the coal in the seam. Typically, the coal is loaded onto shuttle cars which transport the coal to a conveyor belt or to rail cars for transport to the surface. The use of shuttle cars to transport coal from the "section" where mining is taking place to the belt or rail transportation system, is a bottleneck in the production cycle and results in lost mining time at the coal seam while the continuous miner waits for shuttle cars to remove the coal from the working area.

Where geology is favorable, the most efficient method of underground extraction of coal is with longwall mining systems. With these systems, two sets of parallel "entries" up to 10,000 feet in length are excavated by continuous miners on either side of a block of coal to be mined by the longwall equipment. The entries are joined together at the far end by crosscuts in the coal. The block of coal thus outlined is called a "panel," and the 1000-1200 foot dimension of the panel (hence the name "longwall") is referred to as the "face" where the longwall mining machine will begin cutting coal. A rotating shearer on a mining machine moves back and forth across the width of the face, cutting and transporting coal from the face in one operation. The longwall machine has its own moveable electro-hydraulic roof supports that are advanced down the length of the block of coal as the shearer cuts the coal away. This method of mining removes all the coal in the panel without leaving coal in place for roof support. Mining by longwall methods has revolutionized underground mining operations in the last 20 years. Over that period, the share of coal mined underground by longwall mining machines has increased from less than 10% to 47%.

Surface mining consists of the following operations: removal of the covering layer of rock and soil, called overburden, extraction of the coal using power shovels, which load the coal into trucks to transport the coal from the "pit," backfilling the excavation with earth, and restoring the site to its approximate original vegetation and appearance. In smaller surface mines, bulldozers and front-end loaders are often used to remove overburden. Front-end loaders can also be used to load coal.

After mining, coal often is prepared for shipment in a preparation plant. This facility utilizes sizing, gravity, centrifugal force and chemical baths to separate the coal from the non-combustible rock material. This cleaning process upgrades the quality and heat value of the coal by removing or reducing pyritic sulfur deposits, rock, clay and other non-combustible, ash producing material. After cleaning, coal is transported to the customer immediately or stored on the ground or in large, concrete silos for transportation to customers later.

Coal Producing Regions

Coal is mined from coalfields throughout the United States, with the major production centers located in northern Appalachia, central Appalachia, the Illinois Basin, the Powder River Basin and in other western coalfields.

        [MAP SHOWING MAJOR COAL PRODUCING BASINS IN THE UNITED STATES]

Northern Appalachia
Medium- and high-sulfur coal is found in the northern Appalachia coalfields of western Pennsylvania, southeastern Ohio and northern West Virginia. Production in the region was approximately 154 million tons in 1997, up from 147 million tons in 1996. In 1997, 121 million tons were sold to electric utilities. Coal production has increased slightly in recent years and production has shifted from high-cost, inefficient, low-volume operations to lower cost, more efficient, high-volume operations. As a result, much of the production in this region is concentrated in a few highly productive longwall mining operations in southwestern Pennsylvania and northern West Virginia. The coal from northern Appalachia has a heat content ranging from 12,500 to 13,000 Btus per pound and generally has medium- to high-sulfur content.

Coal producers in southwestern Pennsylvania enjoy strong competitive advantages for markets within the state, due to the proximity of many power plants to the coal producing region. Power plants located along the Monongahela and Ohio rivers have access to a wide variety of coals, particularly those produced in West Virginia.

Two other markets in which southwestern Pennsylvania and northern West Virginia coal producers enjoy a transportation advantage are utility companies with plants in New York and Maryland that can burn medium- to high-sulfur coal and are served by railroads. Railroads also offer this coal good access into Ohio and other Great Lake states.

Central Appalachia
The central Appalachia region includes coalfields in eastern Kentucky, southwestern Virginia and central and southern West Virginia. Production in central Appalachia was 288 million tons in 1997 compared with 279 million tons in 1996. In 1997, 175 million tons produced in central Appalachia were sold to electric utilities principally in the southeast United States. Central Appalachia operations also sell to the export market and to industrial customers. Geologic conditions in central Appalachia led to the creation of over 100 significant coalbeds, 60 of which currently are mined. A variety of mining techniques are used as seams are found on mountaintops and below valley floors. The coal from central Appalachia has an average heat content of 12,500 Btus per pound and generally has low-sulfur content.

The southeast United States has significant potential for the growth of coal demand. Much of the demand growth in the 1980s was attributable to new coal-fired power plants. At the same time, however, nuclear plants were being brought on-line by some utilities. Thus, some utilities were reducing the use of existing coal plants because of new nuclear plants while other utilities were increasing coal burn because of new plants. The result is that some utilities have excess coal-fired capacity despite the growth of electricity demand over the past ten years.

Illinois Basin
The Illinois Basin is located under most of Illinois, western Indiana and western Kentucky. Production in the basin was 112 million tons in 1997 and in 1996. In 1997, 103 million tons were sold to electric utilities. With the depletion of surface minable reserves, mining today is predominantly done underground. Coal production in the area has experienced significant consolidation in the past several years. The Illinois Basin is a declining production center due to the region's relatively high-sulfur coal and competition from lower-sulfur western coal. Production in the Illinois Basin peaked at 141 million tons in both 1984 and 1990. Since 1990, production has decreased by 20%. In 1996, production stabilized in several of the Illinois Basin's sub-regions, including central Illinois, due to stabilized demand and limited capacity. The coal from the Illinois Basin has a heat content ranging from 10,000 to 12,000 Btus per pound and generally has medium- to high-sulfur content.

The principal utility markets for Illinois Basin coal are the rail- or truck-served plants located within the coal producing states of Illinois, Indiana, and Kentucky that comprise the region and in the neighboring states of Missouri, Iowa, Kansas, and Wisconsin. Barge-served plants on the lower Ohio, Cumberland, Tennessee and Mississippi rivers, as well as a few plants in Florida and along the Gulf Intracoastal waterway are also important markets.

The close proximity of the Illinois Basin to the mouth of the Ohio, Tennessee and Cumberland rivers and the Port of New Orleans provides the region with several advantages in serving its primary markets when compared to Northern Appalachia or other high sulfur producing regions. A shorter transit time for western Kentucky and southern Illinois coal to these markets minimizes transit costs.

Powder River Basin
The Powder River Basin is located in northeastern Wyoming and southeastern Montana. Production in 1997 was 306 million tons compared with 299 million tons in 1996. In 1997, 306 million tons were sold to electric utilities. Quality varies between lignite and subbituminous coals, with current production of subbituminous coal averaging 9,100 Btus per pound and 0.5% sulfur in Montana, to 8,600 Btus per pound and 0.3% sulfur in Wyoming.

Western Bituminous Coal Regions
The western bituminous coal regions include the Hanna Basin in Wyoming, the Uinta Basin of northwestern Colorado and Utah, the San Juan Basin in New Mexico and Colorado and the Raton Basin in southern Colorado. Production in 1997 was 116 million tons compared with 110 million tons in 1996. In 1997, 95 million tons were sold to electric utilities. These regions produce high quality, low-sulfur steam coal for selected markets in the region, for export through West Coast ports and for shipments to some Midwestern power plants for which Powder River Basin's subbituminous coals are not suitable. Coal from the western bituminous coal region has a heat content ranging from 9,000 to 11,500 Btus per pound and generally has low-sulfur content.

Coal Characteristics

There are four types of coal: anthracite, bituminous, subbituminous and lignite. Each has characteristics that make it more or less qualified for different end uses. In general, coal is characterized by end use as either "steam coal" or "metallurgical coal." Steam coal is used by utilities for electricity generation and by industrial activities to produce steam, electricity, or both. Metallurgical coal is converted into coke, which is used in the production of steel. Heat value, sulfur content and transportation costs are the most important variables in the marketing of steam coal.

Heat Value
The heat value of coal is commonly measured in British thermal units, or Btus. Coal found in the eastern and midwestern regions of the United States tends to have a heat content ranging from 10,000 to 14,000 Btus per pound. Most coal found in the western United States yields less than 11,000 Btus per pound. By comparison, one barrel of crude oil contains between 4.8 million and 5.4 million Btus and one cubic foot of natural gas contains between 950 and 1,050 Btus.

Anthracite coal has a heat content as high as 15,000 Btus per pound. A limited amount of anthracite deposits is located primarily in northeastern Pennsylvania, and is used primarily for industrial and home heating purposes.

Bituminous coal has a heat content that ranges from 10,500 to 14,000 Btus per pound. This coal is located primarily in Appalachia, the midwestern United States, Colorado, Arizona and Utah, and is the type most commonly used for electric power generation in the United States. Bituminous coal is used for utility and industrial steam purposes, and as a feedstock for coke.

Subbituminous coal has a heat content that ranges from 7,800 to 9,500 Btus per pound. Most subbituminous reserves are located in Montana, Wyoming, Colorado, New Mexico, Washington and Alaska. Subbituminous coal is used almost exclusively by electric utilities and some industrial consumers.

Lignite has a heat content that generally ranges from 6,500 to 8,300 Btus per pound. Major lignite operations are located in Texas, North Dakota, Montana and Louisiana. Lignite is used almost exclusively in power plants located adjacent to or near such mines because any significant transportation costs, coupled with mining costs, would render its use uneconomical.

Sulfur
The sulfur content of a coal deposit can vary from seam to seam and within each seam. When coal is burned, it produces sulfur dioxide, a regulated pollutant, the amount of which varies depending upon the chemical composition and the concentration of sulfur in the coal. Low-sulfur coal has a variety of definitions, but it generally refers to coal with a sulfur content of 1% or less by weight.

During the past two decades, air quality laws have created some market advantages for lower-sulfur coals by imposing restrictions on the amount of sulfur dioxide that can be released into the atmosphere when coal is burned. The restrictions usually require high-sulfur coal users to install scrubbers or to buy pollution allowances under the Clean Air Act. CONSOL believes that future demand for coal will be influenced by the heat content of the coal and by the proximity of the coal to major electricity generating stations more than by the sulfur content of the coal.

Ash
Ash is the inorganic residue remaining after combustion of coal. As with sulfur content, ash content varies from seam to seam and within seams. Ash content is an important characteristic of coal because power plants must handle and dispose of ash following combustion.

Moisture
Moisture content of coal varies by the type of coal, the region where it is mined and the location of coal within a seam. In general, high moisture content decreases the heat value and increases the weight of the coal, making it more expensive to transport.

Coking Properties of Metallurgical Coal

When some types of coal are super-heated in the absence of oxygen, they form a hard, dry, caking product called coke, which is chiefly used in the steel production process as a fuel and reducing agent to smelt iron ore in a blast furnace.

Cost Structure

Coal Prices

Coal prices vary dramatically among coals and are affected primarily by the marginal cost of production and transportation costs to the customer. Factors that influence coal prices are geological characteristics (such as seam thickness, overburden ratios and depth to underground reserves), transportation costs, regional coal production capacity relative to demand and coal quality characteristics including heat value, ash, moisture and sulfur content.

Industrial coal generally costs more to produce and is shipped in smaller volumes than steam coal from the same region used by generators of electricity. As a result, industrial coal's prices are $3 to $5 dollars per ton higher. Metallurgical coal, with higher carbon content and lower ash content generally costs more to mine and typically has prices $4 to $10 per ton higher than steam coal produced from the same region. Even higher prices are paid for premium metallurgical coal.

The following table summarizes steam coal prices for the generation of electricity by supply region.

                       Historical Steam Coal Spot Prices

                                     -----------------------------------------
Nominal Dollars per Ton, Free on
Board at Mine
                                                   Pounds SO/2
                                                            /
                                                  Btus per per million
Region/Basin                            Pound           Btus                          1996   1997   1998
------------                         -------------------   -------------------------  ------ ------ ------
Central Appalachia.................. greater than 12,500   less than or equal to 1.2  $26.35 $25.01 $26.93
                                     greater than 12,500                   1.21-1.70   25.46  24.89  25.84
                                     greater than 12,500                    1.71-2.5   24.62  23.92  24.63
                                        less than 12,500   less than or equal to 1.2   22.31  23.22  24.77
                                        less than 12,500                   1.21-1.70   21.77  22.85  23.31
                                        less than 12,500                    1.71-2.5   21.20  21.24  22.99

Northeastern Appalachia............. greater than 12,750                     1.2-2.5  $25.98 $25.83 $24.52
                                     greater than 12,750            greater than 2.5   22.91  24.12  23.20

Illinois Basin...................... greater than 11,000            greater than 2.5  $19.55 $19.69 $20.47
                                       less than  11,000            greater than 2.5   17.50  18.89  18.26

Southern Powder River Basin.........  greater than 8,600   less than or equal to 1.2  $ 4.27 $ 4.04 $ 4.40
                                         less than 8,600   less than or equal to 1.2    3.23   3.25   3.30

Northern Powder River Basin.........  greater than 8,800   less than or equal to 1.2  $ 6.24 $ 6.14 $ 6.73

Four Corners........................  greater than 9,500   less than or equal to 1.2  $15.80 $17.56 $15.66

--------
Source: RDI, Outlook for Coal, Winter 1998-1999.

Transportation

Coal for domestic consumption generally is sold at the mine and transportation costs are normally borne by the purchaser. Export coal is usually sold at the loading port. Coal producers are responsible for shipment to the export coal-loading facility and the buyer pays the ocean freight. Coal for electricity generation is purchased on the basis of its delivered cost per million Btus. Most utilities arrange long-term shipping contracts with rail or barge companies to assure stable delivered costs.

Transportation is often a large component of the buyer's cost. Although the customer pays the freight, transportation cost is still important to coal mining companies because the customer may choose a supplier largely based on the cost of transportation. According to RDI, in 1995, transportation costs represented 69%, 28% and 25% of the overall delivered cost of coal produced in the western United States, eastern United States and midwestern United States.

According to the National Mining Association in 1997, approximately 77% of all U.S. coal was shipped by rail or barge, making these modes the keys to domestic coal distribution. Trucks and overland conveyors are used to haul coal over shorter distances. Lake carriers and ocean carriers transport coal to export markets. Some domestic coal is shipped over the Great Lakes to domestic markets. Railroads move more coal than any other commodity, and in 1996 coal accounted for 22% of total U.S. rail freight revenue and 44% of total rail freight tonnage.

Deregulation of the Electric Utility Industry

In October 1992, the National Energy Policy Act was signed in the United States, giving wholesale suppliers access to the transmission lines. In April 1996, the Federal Energy Regulatory Commission issued orders establishing rules providing for open access to electricity transmission systems, thereby encouraging competition in the generation of electricity. While broad deregulation legislation is still being considered at the federal level, a number of states have taken significant deregulation initiatives as provided for by the Federal Energy Regulatory Commission.

Deregulation of the electric utility industry, if and where implemented, would enable industrial, commercial and residential customers to shop for the lowest cost supply of power and the best available service. This fundamental change in the industry is expected to compel electric utilities to be more aggressive in developing and defending market share, to be more focused on their cost and pricing structure, and to be more flexible in reacting to changes in the market.

CONSOL Energy believes that the move toward a competitive market for electricity should prove beneficial to coal demand. According to RDI, 21 of the 25 lowest cost electric generating stations are coal fired. As deregulation occurs and competition among generators increases, electricity generators will become increasingly sensitive to fuel costs because such costs typically represent about 78% of the variable cost of generating electricity from fossil fuels.

                                    Business

CONSOL Energy's History

CONSOL Energy Inc. was organized as a Delaware corporation in 1991. CONSOL Energy Inc. is a holding company for 64 direct and indirect wholly owned subsidiaries, including Consolidation Coal Company and CONSOL Inc. Consolidation Coal Company is CONSOL Energy's principal operating subsidiary and CONSOL Inc. is CONSOL Energy's direct holding company subsidiary that provides executive, management and administrative services.

CONSOL Energy's earliest predecessor, Consolidation Coal Company, was formed on March 9, 1860 with the merger of several small western Maryland coal holdings. Formal incorporation was delayed until April 19, 1864 because of the Civil War. By 1927, Consolidation Coal Company had become the largest bituminous coal producer in the United States. Consolidation Coal Company merged with Pittsburgh Coal Company in 1945 to form the then largest coal company in the United States. During the next 20 years, Consolidation Coal Company continued to grow through acquisitions. In 1966, Continental Oil Company, a vertically integrated petroleum company, acquired Consolidation Coal Company. E.I. du Pont de Nemours and Company acquired Conoco in 1981. In 1991, RWE A.G., through its direct and indirect wholly owned subsidiaries Rheinbraun A.G. and Rheinbraun U.S. GmbH, purchased 50% of our common stock. RWE A.G. is a leading international energy-based industrial conglomerate headquartered in Germany and is the fifth largest industrial group in Germany based on annual sales. DuPont held its remaining 50% interest in our common stock through DuPont Energy Company, its wholly owned subsidiary. In November 1998, CONSOL Energy purchased shares of its common stock from DuPont Energy. After the purchase, and before this offering, Rheinbraun A.G. and Rheinbraun U.S. GmbH together owned approximately 94% and DuPont Energy owned approximately 6% of the outstanding shares of common stock.

Demand for CONSOL Energy's Coals

CONSOL Energy believes that coal will continue to be a valued source of energy and that demand for coal will continue to grow for the following reasons.

  . The electric utility industry soon will be deregulated in the United States which should increase competition and influence power companies to seek the lowest cost fuel for their generating plants. Fuel costs represent up to 78% of the variable cost of generating electricity at power plants that burn fossil fuels. Coal is the lowest cost fuel available to most electricity generators.

  . Electricity demand will grow as the economy grows. According to RDI in the aggregate, domestic coal-fired generating plants currently run at 68% capacity utilization. The optimal sustainable capacity utilization is 85% for a typical plant, although many can run at higher rates for short periods of time. Electricity generators that burn coal will seek to meet increased electricity demand by using the available capacity of their existing power plants rather than building new power plants. Expanding capacity at existing power plants using coal makes economic sense if the price of electricity exceeds variable costs. A new plant, on the other hand, would be built only if the price of electricity is expected to cover all costs, including capital costs.

  . A significant portion of the generating plants that use nuclear fuel is likely to be retired during the next 15 years because the operating licenses for many plants will expire. CONSOL Energy believes that it is likely that licenses will not be renewed or costly requirements will be imposed as a condition to renewal. Although natural gas will replace some of this capacity, CONSOL Energy believes that coal also will be used to replace retired nuclear capacity. Coal producers that have low mining costs and access to low-cost transportation should be well positioned to increase their share of the market.

The Clean Air Act regulates the emission of sulfur dioxide and oxides of nitrogen from coal combustion. The sulfur content of fuel creates combustion emissions which, by law, must be controlled. During the past two decades, air quality laws have created some market disadvantages for high-sulfur coals by imposing restrictions on sulfur-dioxide emissions. These restrictions usually require high-sulfur coal users to incur additional costs by switching to lower sulfur coals, installing scrubbers or, in more recent years, to buy pollution allowances. These additional costs vary significantly on a plant-by-plant basis due to considerations such as the ease or difficulty of installing scrubbers and the proximity of the plant to sources of low-sulfur coal.

Each sulfur-dioxide allowance permits the owner of the allowance to emit one ton of sulfur dioxide into the air. Beginning in the year 2000, a maximum of
8.9 million sulfur-dioxide allowances will be issued annually to U.S. power plants. Beginning in the year 2000, each plant burning coal will be required to expend the amount of sulfur-dioxide allowances that equate to the amount of sulfur dioxide that the plant emits into the air. Both plants burning low-sulfur coal and high-sulfur coal must use sulfur-dioxide allowances. Plants burning low-sulfur coal, however, require fewer sulfur-dioxide allowances because they emit less sulfur dioxide into the air than plants burning high-sulfur coal.

The economic decision by coal-fired power generators beginning in 2000 will be to find the optimum balance between the costs of using more sulfur-dioxide allowances with lower cost, high-Btu, high-sulfur coal and the costs of using fewer sulfur-dioxide allowances by installing scrubbers or by using higher cost, lower Btu, low-sulfur coal. At power plants where the additional costs of switching to low-sulfur coal are less than the additional costs of installing scrubbers or buying allowances, high-sulfur coal may lose market share.

The amount of sulfur-dioxide allowances required by an unscrubbed plant depends on the amount of sulfur dioxide it emits into the air. An unscrubbed plant burning one million tons of 1% low-sulfur coal will emit roughly 20,000 tons of sulfur dioxide into the air. The same plant burning one million tons of 2% medium-sulfur coal will emit about 40,000 tons of sulfur dioxide into the air. Similarly, a 3% sulfur coal would emit 60,000 tons of sulfur dioxide at that same plant. Scrubbers can be designed to remove over 95% of the sulfur-dioxide emissions emitted by a plant. Consequently, even scrubbed plants must still provide allowances for the sulfur dioxide that isn't removed.

Sulfur dioxide allowance costs in the most recent U.S. Environmental Protection Agency auction in March 1999 were in the $200 to $230 per allowance range. Because these allowances can be banked and used beyond 1999, these allowance prices may represent expectations of Phase II allowance prices. However, as more power plants are required to participate in the sulfur-dioxide allowance program beginning in 2000, the price of these allowances could increase.

To the extent that the cost of environmental control technology continues to decline and environmental regulations tighten, we expect more electricity generators that use coal to install scrubbers. As scrubbing increases at existing generating plants, we believe that high- and medium-sulfur coals with low delivered costs and high-Btu content will become increasingly attractive to electricity generators because the cost of operating the scrubber is typically less than 10% of variable costs. CONSOL Energy believes that high-Btu content is an important advantage because it lowers the delivered energy cost of the coal. Transportation costs are based on tons and not heat content or heat content per ton. As a result, higher Btu coals can have an inherent transportation cost advantage, which lowers the delivered cost on a heat content or energy content basis.

CONSOL Energy believes that once a scrubber is built, it can offer economic advantages because of its relatively low operating costs, combined with the lower fuel costs that higher sulfur, higher Btu coal can offer at many plants. CONSOL Energy already ships 65% of its high-sulfur coal product to scrubbed generating plants. The retrofitting of additional generating plants with scrubbers would be an advantage to us because CONSOL Energy has large reserves of coal with a high-Btu content.

The advantage of retrofitting scrubbers to generating plants should become apparent as the current bank of sulfur dioxide emission allowances declines and the more restrictive phase of the Clean Air Act becomes effective in 2000. A sulfur dioxide emission allowance is an authorization under the Clean Air Act for a power generating plant to emit one ton of sulfur dioxide. RDI recently forecast that by 2015 the owners of plants with up to 80,000 megawatts of existing coal-fired capacity may invest in scrubbers to comply with the new environmental regulations. The majority of these plants are located east of the Mississippi River.

CONSOL Energy believes that it is well positioned to benefit from these developments. Increased investment in scrubbers may result from the ownership of generating plants by independent power producers as a result of the deregulation of the electricity generating industry. For example, in August 1998, Mission Energy announced its intention to acquire a large generating station in central Pennsylvania, Homer City, and to install a scrubber and other environmental control technologies. Mission Energy has stated publicly that its strategy is to continue to use high-Btu coal from Pennsylvania in order to maintain its position as a low-cost producer of electricity.

Strategy

CONSOL Energy's objective is to maintain and enhance its position as one of the premier coal companies in the United States based on financial strength, operating capability and reserve position. CONSOL Energy believes that it is well-positioned to grow faster than the industry by reason of its low-cost structure and strong financial condition. CONSOL Energy's strategy for achieving long-term growth does not depend on either the construction of new coal combustion facilities or on high overall growth in coal demand. Instead, CONSOL Energy believes that most growth in demand for coal will come from the expansion and increased use of existing power generating facilities. CONSOL Energy further believes that there will be a growing demand from electricity generators for high-Btu fuels available at low delivered cost and that the sulfur content of coal will not be the principal quality determining coal demand within many markets. CONSOL Energy's strategy recognizes that further restrictions on sulfur-dioxide emissions by electric utilities will take effect beginning in the year 2000 and will increase the costs of using high-sulfur coal at utility power plants. CONSOL Energy's strategy reflects its belief that delivered cost and Btu content will be the chief determinants of coal demand in these markets. Accordingly, CONSOL Energy believes that coal produced in the eastern United States will continue to be an attractive fuel for electricity producers. Other markets will continue to expand for lower Btu, low-sulfur coals as well, and CONSOL Energy may make acquisitions to participate in those markets.

Specifically, CONSOL Energy will implement its strategy by:

  . strengthening its core operating position in northern Appalachia by continuing to make productivity improvements and by expanding the low-cost production capacity of existing mines at low incremental costs;

  . developing new mining complexes in locations with reserves controlled by it where price levels or volume demand would generate attractive returns and where it can achieve low mining costs;

  . making large-scale acquisitions, both in the United States and abroad, that will enable it to bring its mining expertise to coal markets where it does not have an existing presence; and

  . making opportunistic acquisitions in its existing markets that will enable it to leverage its existing infrastructure and operations. For example, CONSOL Energy recently acquired the Rochester & Pittsburgh Coal Company and the Vesta coal reserves in southwestern Pennsylvania. These acquisitions have strengthened its position in northern Appalachia.

Competitive Strengths

Strong Financial Performance

CONSOL Energy is one of the most profitable coal companies in the United States and has shown strong net income growth and cash flow generation.

  . Net income has grown since 1994 at a compound annual growth rate of 7% and was $175 million in 1998. Growth has been in large measure based on the ability to expand production and improve productivity at existing mining complexes. However, first quarter results in 1999 were affected adversely by several factors including mild winter weather in the eastern United States, low prices for oil and other fuels, European market conditions and reduced prices for metallurgical coal.

  . Net cash provided by operating activities has averaged $368 million per year since 1994, nearly double capital expenditures, which averaged $190 million per year for the same period. During the same period, CONSOL Energy paid $780 million in dividends, including an extraordinary dividend of $380 million in 1997.

  .  CONSOL Energy has investment-grade debt ratings.

CONSOL Energy believes that its financial strength will enable it to be a major consolidating force in the coal industry. The top ten coal producers have increased their share of production from 40% in 1990 to 54% in 1997, primarily by acquiring other producers.

Experience in Acquiring and Integrating Coal Properties

Since 1993, CONSOL Energy has acquired and successfully integrated the Rochester & Pittsburgh Coal Company, Island Creek Coal Company from Occidental Petroleum, Kentucky Criterion (now called Mill Creek) from Westmoreland Coal Company, Greene Hill Coal Company properties from Pennsylvania Power and Light and the Vesta coal reserves from A.T. Massey Coal Company.

Productivity Leadership

CONSOL Energy has maintained its strong financial performance despite generally lower coal prices by increasing productivity and reducing unit costs.

  . From 1994 to 1998, CONSOL Energy maintained annual coal production at approximately 73 million tons while reducing its workforce and the number of its mining complexes. Consistent improvement in mine productivity reflects investment in capital improvements, including deployment of longwall mining systems, expertise in operations and favorable geologic conditions.

  . CONSOL Energy achieved a compound annual growth rate in productivity at its underground mines, measured in tons per manday, of 8.4% compared with a growth rate for the industry for underground mines of 6.5% between 1990 and 1996, the last year for which industry data is available. Productivity at CONSOL Energy's underground mines increased by 11.4% in 1997 and 3.5% in 1998. As a result, at underground mines it reduced costs per ton of coal mined by 16.6% between 1990 and 1998.

CONSOL Energy has 25% of the longwall mining systems in the United States. Because of the high production levels of these mining systems, CONSOL Energy operated seven of the 20 largest mines east of the Mississippi River, measured by tons of coal produced, in 1997. These mines have high productivity and low variable cost structures. CONSOL Energy's extensive reserve base supports the expansion and life extension of existing mines. Expansion of production at CONSOL Energy's longwall mines can be achieved at low incremental cost because these mines have access to its extensive reserves and are highly mechanized operations. This is in contrast to many other producers with higher cost structures and less extensive reserves, particularly some producers that are dependent on operations in central Appalachia.

High-Quality, Strategically Located Reserve Base

CONSOL Energy's northern Appalachian reserves accounted for 54% of its total reserves at year-end 1998. These reserves are near many coal users in the United States, particularly generators of electricity, and are served by major coal-transporting railroads and low-cost river transportation. Mining from these reserves accounted for 71% of CONSOL Energy's production in 1998.

Fifty-four percent of CONSOL Energy's reserve base is ranked as high-Btu and high-sulfur. The high energy content of its coal benefits customers because they can produce more electricity per pound of coal than with lower Btu fuels. However, the sulfur content of coal creates combustion emissions which, by law, must be controlled. Beginning with the implementation of Phase II of the acid rain provisions of the Clean Air Act in 2000, all coal-fired plants must provide sulfur-dioxide allowances for each ton of sulfur dioxide emitted into the atmosphere. As higher sulfur coal causes the emission of more sulfur dioxide than lower sulfur coal, plants that burn higher sulfur coal must provide more sulfur-dioxide allowances. Beginning in 2000, the demand for sulfur-dioxide allowances may increase because of the increased number of plants that may use allowances. This may cause the market price of these allowances to increase. Nevertheless, CONSOL Energy's high-sulfur coal is competitive because of its transportation advantage and generally higher Btu content. Further, CONSOL Energy believes as more generating plants are retrofitted with scrubbers, the high-Btu content of its coals will become more desirable to electricity generators.

Experienced Management Team

CONSOL Energy's management team is one of the most experienced in the coal industry with an average of over 24 years of coal industry experience. The management team has demonstrated its ability to streamline operations and reduce costs. Management has successfully expanded existing mines, built new mines and acquired additional operations leading to an increase in our production, productivity and earnings.

Research and Development Capabilities

CONSOL Energy operates the largest private research and development facility in the United States devoted to the mining and use of coal. CONSOL Energy's Research and Development Department has pioneered several major technical developments in mining technology. CONSOL Energy also is in the forefront of U.S. coal companies in solving coal-combustion and other challenges for customers which enables it to create new business opportunities.

The Research and Development Department also works to improve the effectiveness and the cost of pollution-control technologies. CONSOL Energy's facilities and staff, including 100 scientists and engineers, provide both testing and field-diagnostic service to customers and potential customers.

Broad, Diverse Customer Base

CONSOL Energy currently sells coal to more than 160 different customers, including financially strong domestic utilities. CONSOL Energy's three largest customers are Allegheny Energy, Pennsylvania Power Company and Detroit Edison. During 1998, 66% of CONSOL Energy's coal sold was to customers with which it has contracts with terms exceeding one year. These contract customers represent a base of nearly 70 domestic and foreign companies, including generators of electricity, steel mills, heavy manufacturers, chemical plants, cement plants and paper manufacturers.

Coal Reserves and Mining Operations

At December 31, 1998, CONSOL Energy had 4.8 billion tons of proved and probable coal reserves. CONSOL Energy's reserves are located in northern Appalachia (54%), central Appalachia (11%), the midwest (21%) and the western United States and Canada (14%). Approximately 66% of CONSOL Energy's coal reserves consist of high-Btu coal, which is favored by many power generators. Approximately 58% of its coal reserves consist of high-sulfur coal, 16% of its coal reserves consist of medium-sulfur coal and 26% consist of low-sulfur coal. In 1998, CONSOL Energy produced 31.8 million tons of high-sulfur steam coal, or 42% of its total production, 32.4 million tons of medium-sulfur steam coal, or 43% of its total production, and 1.3 million tons of low-sulfur steam coal, or 2% of its total production. In addition, CONSOL Energy produced 10.3 million tons of metallurgical grade coal, or 13% of its total 1998 production. Metallurgical grade coals have medium- to low-sulfur content. The size, quality and strategic location of its reserves allow for the cost-effective expansion of many of its existing mines and for new mine development.

CONSOL Energy currently has 25 mining complexes. CONSOL Energy has announced that it will close one mining complex, Powhatan No. 4 which has depleted its coal reserves. CONSOL Energy does not believe that its production capacity will be adversely affected by the closing of Powhatan No. 4 because it will be able to maintain or increase production at other mines. CONSOL Energy leads the U.S. coal industry in using longwall systems. Longwall systems are a mechanized, high-extraction method of underground mining. CONSOL Energy uses these systems at 13 of its mines. Mines with longwall systems accounted for 83% of the coal that CONSOL Energy mined in 1998. CONSOL Energy is able to expand production at longwall mines at very low incremental cost. CONSOL Energy's ability to source coal from its multiple longwall mines provides it with great flexibility in meeting customer fuel requirements.

Mining Methods

CONSOL Energy mines coal using both underground and surface mining methods. In 1998, 95% of CONSOL Energy's production came from underground mines and 5% from surface mines. The percentage of coal produced by surface mines has declined in recent years because several CONSOL Energy surface mines have depleted their mineable reserves, and because production from existing underground mines has increased. Nevertheless, CONSOL Energy maintains engineering expertise in both mining methods.

Mining Production

Where the geology is favorable and where reserves are sufficient, CONSOL Energy employs longwall mining systems in its underground mines. In 1998, 83% of CONSOL Energy's production came from mines equipped with longwall mining systems. Underground mines equipped with longwall systems are highly mechanized, capital intensive operations. These mines have a low variable cost structure compared with other types of mines and can achieve high productivity levels compared with other underground mining methods. Because CONSOL Energy has substantial reserves readily suitable to these operations, these longwall mines can increase capacity at low incremental cost.

The following table shows the growth in production from CONSOL Energy's current longwall operations since 1994.

                               Production by Year

                                               ---------------------------------
                                                                        Compound
                                                                          Annual
                                                                          Growth
                                               1994 1995 1996 1997 1998     Rate
in millions of tons                            ---- ---- ---- ---- ---- --------
Mine
----
Enlow Fork ................................... 8.1  8.0  8.7  8.4  8.8     2.1%
Bailey ....................................... 6.6  7.3  7.5  7.5  8.3     5.9%
McElroy....................................... 4.1  4.1  4.2  5.2  6.6    12.6%
Robinson Run.................................. 3.3  3.7  4.2  4.8  5.6    14.1%
Loveridge..................................... 3.1  2.7  3.1  4.8  5.4    14.9%
Shoemaker..................................... 1.8  3.8  4.4  4.8  4.8     8.1%
Buchanan...................................... 3.0  3.2  3.6  4.3  4.3     9.4%
Dilworth ..................................... 2.7  3.0  3.6  4.4  4.2    11.7%
Rend Lake..................................... 2.7  3.3  3.2  4.1  4.1    11.0%
Blacksville................................... 3.7  3.8  3.5  3.4  3.9     1.3%
VP 8.......................................... 0.9  2.3  2.8  1.3  2.7     5.5%
Powhatan No. 4................................ 3.1  2.7  3.4  3.2  2.7    (3.4)%
Mine No. 84................................... --   --   --   --   1.0     --

The calculation of the compound amount growth rate for the Shoemaker and VP 8 mines does not include periods during which such mines were shutdown. The calculation for the McElroy mine excludes 200,000 tons of coal mined in connection with construction activities.

We acquired Mine No. 84 in September 1998 as part of the acquisition of the Rochester & Pittsburgh Coal Company. The amount of production for Mine No. 84 represents three months of production following its acquisition.

With the exception of Dilworth and Powhatan No. 4, these mines have the potential to further expand production through investment in various projects to debottleneck the coal mine or by instituting continuous work schedules to maximize utilization of existing equipment. With the exception of Dilworth and Powhatan No. 4, these mines all have access to extensive, CONSOL Energy-controlled reserves to support expansion in capacity at low incremental cost.

CONSOL Energy operates approximately 25% of the U.S. longwall mining systems. Because of the high production levels of these mining systems, which CONSOL Energy uses at 13 of its mines, it operates seven of the 20 largest underground mines east of the Mississippi River. The following table ranks the 20 largest underground mines in the United States by tons of coal produced in 1997.

                    Major U.S. Underground Coal Mines, 1997

                           ----------------------------------------------------------
in millions of
tons
Mine Name                  Operating Company                               Production
---------                  -----------------                               ----------
Enlow Fork                 CONSOL                                             8.4
Bailey                     CONSOL                                             7.5
Twenty Mile                Twenty Mile Coal Company                           7.3
Baker                      Lodestar Energy Inc.                               6.5
Cumberland                 Cyprus Cumberland Resources Corp.                  6.4
Eastern Kentucky           MAPCO Coal Company                                 5.9
Mountaineer                Mingo Logan Coal Co.                               5.7
West Elk                   Mountain Coal Co.                                  5.6
McElroy                    CONSOL                                             5.4
Pinnacle                   U.S. Steel Mining                                  5.2
Powhatan No. 6             The Ohio Valley Coal Company                       5.1
Galatia                    Kerr-McGee Coal Co.                                5.0
SUFCO                      Canyon Fuel Company                                4.9
Loveridge                  CONSOL                                             4.8
Shoemaker                  CONSOL                                             4.8
Robinson Run               CONSOL                                             4.8
Mine No. 84                CONSOL                                             4.8
Upper Big Branch           A.T. Massey Coal Company                           4.7
Emerald                    Cyprus Emerald Resources Corp.                     4.7
Federal Mine No. 2         Eastern Associated Coal Corp.                      4.5

--------
Source: National Mining Association

CONSOL Energy's Research and Development Department has worked on a number of advances that have enhanced longwall mining methods. CONSOL Energy has developed proprietary automation software that allows the shearer to guide itself in the coal seam, reducing incursions into the rock above and below the seam, thus improving initial coal quality and improving cutting bit life. The Research and Development Department has also developed methods for automating shield advances as mining progresses, which improves overall system efficiency. The Research and Development Department has done geotechnical studies on pillar design that have allowed continuous miners to advance more quickly and at lower cost when developing the panels in advance of longwall mining. CONSOL Energy's Research and Development Department has developed several technological advances that allow coal to be moved in more continuous fashion from the coal face, thus improving utilization for the mining machinery, resulting in lower costs and higher productivity. See "Business--Research and Development."

Mining Productivity

According to an RDI database, we operated ten of the top 20 most productive underground mines in 1997, in terms of tons per man day produced, based on an analysis of production of large eastern U.S. underground mines (with production greater than 3.0 million tons).

The following graph shows the growth of underground mine productivity at CONSOL Energy.

                       Productivity of Underground Mines

Chart illustrating increases in CONSOL Energy's underground mine productivity between 1982 and 1998 measured in tons of coal produced per manday.

X Axis                   Y Axis
 Year                     Year
------                   ------
 1982                    12.68
 1983                    15.23
 1984                    16.23
 1985                    16.50
 1986                    18.50
 1987                    20.70
 1988                    22.30
 1989                    22.50
 1990                    21.80
 1991                    23.60
 1992                    27.40
 1993                    28.80
 1994                    29.90
 1995                    31.80
 1996                    35.40
 1997                    39.40
 1998                    40.80


Mining Operations

CONSOL Energy currently has 25 mining complexes, including a 50% interest in a surface mine in Alberta, Canada, all located in North America. In November 1998, CONSOL Energy exchanged the Holden Complex and the Twin Branch Complex with the A.T. Massey Coal Company for the Vesta coal reserves located in southwestern Pennsylvania.

All of CONSOL Energy's mining complexes are underground operations except the Mahoning Valley and Cardinal River mines which employ only surface mining techniques. The Mill Creek complex employs a combination of underground and surface mining systems. Mining machinery used in all of CONSOL Energy's underground mines is powered by electricity.

Coal is transported from CONSOL Energy's mining complexes to customers by means of railroad cars, river barges, trucks, conveyor belts or a combination of these means of transportation. The McElroy and Robinson Run mines transport coal to customers by conveyor belt. The McElroy, Shoemaker, Dilworth, Powhatan No. 4, Humphrey, Mahoning Valley and Ohio No. 11 complexes ship coal to customers by means of river barges. Trucks are used to transport coal from Loveridge, Blacksville, Powhatan No. 4, Rend Lake, Keystone, Helvetia and Emery complexes. The Enlow Fork, Bailey, Mine No. 84, Robinson Run, Loveridge, Blacksville, Buchanan, Mill Creek, VP-3, Jones Fork, VP-8, Amonate, Elk Creek, Rend Lake and Cardinal River complexes transport coal to customers by rail.

The following table provides the location and a summary of the main characteristics of CONSOL Energy's mining complexes and the coal reserves associated with these operations.

                                              CONSOL Energy Mining Complexes
                        ----------------------------------------------------------------------------------------------------
                                                                                                           Total
                                                               Average Quality                        Accessible
                                                                  on Dry Basis   Assigned Reserves           and
                                                        1998 ----------------- ----------------------   Assigned
                                                  Production      Heat  Sulfur     Total                Reserves        Year
                                                   (Millions   Content Content (Millions Owned Leased  (Millions Established
 Operations             Location                    of Tons) (Btu/lb.)     (%)  of Tons)   (%)    (%)   of Tons) or Acquired
 ---------------------- ---------------------     ---------- --------- ------- --------- ----- ------ ---------- -----------
 Northern Appalachia
 Enlow Fork Mine....... Enon,
                        Pennsylvania                 8.8      14,173    1.62      43.2     34    66     206.6       1990
 Bailey Mine........... Enon,
                        Pennsylvania                 8.3      14,101    1.85      76.0      1    99     203.7       1984
 McElroy Mine.......... Glen Easton,
                        West Virginia                6.6      13,999    3.18     227.3    100     0     227.3       1968
 Loveridge Mine........ Fairview,
                        West Virginia                5.4      13,969    2.40      15.6    100     0     156.4       1956
 Robinson Run Mine..... Shinnston,
                        West Virginia                5.6      14,126    3.36      55.0     76    24     148.4       1966
 Shoemaker Mine........ Moundsville,
                        West Virginia                4.8      13,860    3.13      74.7    100     0     141.6       1966
 Mine No. 84........... Eighty-Four,
                        Pennsylvania                 5.9      14,040    1.84      36.1     75    25     154.5       1998
 Dilworth Mine......... Rices Landing,
                        Pennsylvania                 4.2      14,126    1.51      19.9      0   100      19.9       1984
 Blacksville Mine...... Wana, West
                        Virginia                     3.9      14,165    2.87      59.6    100     0     144.4       1970
 Powhatan No. 4 Mine... Clarington,
                        Ohio                         2.7      13,545    4.72       3.6      8    92       3.6       1987
 Keystone               Indiana,
  Complex.............. Pennsylvania                 2.0      13,042    1.62       4.2     86    14       4.2       1998
 Helvetia
  Complex.............. Blairsville,
                        Pennsylvania                 1.7      11,839    2.08       5.7     97     3      12.0       1998
 Humphrey Mine......... Maidsville,
                        West Virginia                0.6      13,600    2.75       5.9    100     0       5.9       1956
 Mahoning Valley Mine.. Cadiz, Ohio                  0.7      12,214    2.31       1.3     93     7       2.5       1974
 Central Appalachia
 Buchanan Mine......... Mavisdale,
                        Virginia                     4.3      14,950    0.78      31.4      1    99     124.3       1983
 Mill Creek             Deane,
  Complex.............. Kentucky                     3.4      13,643    1.18       9.4    100     0      15.8       1994
 VP-3 Mine............. Vansant,
                        Virginia                     0.2      15,185    0.77       7.9      0   100       7.9       1993
 Jones Fork             Mousie,
  Complex.............. Kentucky                     2.5      13,245    1.00      19.7     85    15      38.1       1992
 VP-8 Mine............. Rowe, Virginia               2.7      14,903    0.31      14.6      1    99      14.6       1993
 Amonate Complex....... Amonate,
                        Virginia                     1.1      14,422    0.77      10.1     64    36      21.5       1925
 Elk Creek              Emmett, West
  Complex.............. Virginia                     0.4      13,750    0.78      10.9     27    73      18.8       1993
 Illinois Basin
 Rend Lake Mine........ Sesser,
                        Illinois                     4.1      13,738    1.02       9.5     62    38      62.8       1986
 Ohio No. 11 Mine...... Morganfield,
                        Kentucky                     1.4      13,500    3.13       6.0      0   100      19.2       1993
 Western U.S.
 Emery Mine............ Emery County,
                        Utah                         0.0      12,933    0.74      14.6     84    16      14.6       1945
 Western Canada
 Cardinal River Mine... Hinton, Alberta, Canada      1.5      14,000    0.37       2.6      0   100       3.6       1969

We acquired:
  .  the Dilworth mine from USX;
  .  the Rend Lake Mine from Inland Steel;
  .  the Powhatan No. 4 mine from North American Coal Company;
  .  the Mill Creek Complex from Kentucky Criterion Coal Company;
  . VP-3 mine, the Elk Creek Complex, the VP-8 mine and Ohio No. 11 mine from Occidental Petroleum; and
  . Mine No. 84, the Keystone Complex and the Helvetia Complex when it acquired the Rochester and Pittsburgh Coal Company.

We established all other mines and complexes.

Two mining complexes, Twin Branch Complex and the Holden Complex, which, in the aggregate, produced 326,000 tons in 1998, were exchanged in November 1998 for the Vesta coal reserves owned by the A.T. Massey Coal Company. The mines and complexes sold or exchanged are not shown in the table. The production amounts for Mine No. 84, the Keystone Complex and the Helvetia Complex are for all of 1998, including the period before the acquisition of the Rochester & Pittsburgh Coal Company in September 1998.

There are, in the aggregate, approximately 680 leases with respect to assigned coal reserves. The leases have terms extending up to 30 years and generally provide for renewal through the anticipated life of the associated mine. These renewals are exercisable by the payment of minimum royalties.

Total accessible and assigned reserves represents proved and probable coal reserves at December 31, 1998. CONSOL Energy assigns coal reserves to each of its mining operations, but each mine also may have access to reserves that have not yet been assigned to any particular mine. Unassigned reserves may be accessed by more than one mining operation. Information with respect to proved and probable coal reserves has been determined by our geologists and mining engineers. See Note 24 of Notes to Consolidated Financial Statements.

CONSOL Energy's Principal Mines by Geographic Region



  [MAP SHOWING CONSOL ENERGY INC. MINES AND COMPLEXES IN THE US AND CANADA]

Northern Appalachia Mines

Enlow Fork. The Enlow Fork mine produces coal from the Pittsburgh #8 Seam using two longwall systems and six continuous mining machines. Coal is transported to the surface by conveyor belts. The coal is processed in the Bailey Central Preparation Plant which can fully wash coal at a rate of 3,600 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $73 million. The Enlow Fork mine will complete in 1999 installation of a 5,000-ton underground storage bunker that will level the flow of coal between the producing face and the plant. In addition, a new longwall system was placed in service in 1997.

Bailey. The Bailey mine produces coal from the Pittsburgh #8 Seam using two longwall systems and seven continuous mining machines. Coal is transported to the surface by conveyor belts. The coal is processed in the Bailey Central Preparation Plant which can fully wash coal at the rate of 3,600 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $68 million. From January 1, 1994 to December 31, 1998, capital expenditures at the preparation plant totaled $64 million. The Bailey Central Preparation Plant, which serves both the Bailey and Enlow Fork mines, currently is being expanded. When completed, the expansion will increase total processed coal capacity from 16 million tons per year to 20 million tons per year.

McElroy. The McElroy mine produces coal from the Pittsburgh #8 Seam using one longwall system and four continuous mining machines. Coal is transported to the surface by conveyor belts. The coal is partially washed in a preparation plant capable of processing 1,400 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $82 million. In 1997, the mine completed the installation of an underground conveying system that replaced a less efficient underground track haulage system.

Mine No. 84. Mine No. 84 produces coal from the Pittsburgh #8 Seam using one longwall and three continuous mining machines. Coal is transported to the surface by conveyor belts. The coal is processed in a preparation plant capable of processing 2,500 tons of raw coal per hour. Mine No. 84 was acquired as part of the acquisition of Rochester & Pittsburgh on September 22, 1998. From September 23, 1998 to December 31, 1998, capital expenditures at the mine totaled $1 million.

Robinson Run. The Robinson Run mine produces coal from the Pittsburgh #8 Seam using one longwall system and four continuous mining machines. Coal is transported to the surface by conveyor belts. The coal is partially washed in a preparation plant capable of processing 1,500 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $46 million. In 1995, the Robinson Run mine installed an underground belt conveying system to move coal to the surface, replacing a less efficient rail haulage system as well as increasing the mine's production capacity.

Shoemaker. The Shoemaker mine produces coal from the Pittsburgh #8 Seam using one longwall system and three continuous mining machines. Coal is transported to the surface by a conveyor belt and underground track locomotives. The coal is fully washed in a preparation plant capable of processing 1,275 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $56 million. In 1997, the mine installed new longwall mining equipment and added a new yard track-loop system, both of which contributed to increases in production.

Loveridge. The Loveridge mine produces coal from the Pittsburgh #8 Seam using one longwall system and four continuous mining machines. Coal is transported to the surface by a conveyor belt. The coal is fully washed in a preparation plant capable of processing 1,400 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $47 million. In 1996, the mine installed a new longwall system that included many new automated functions which improved production rates, enhanced coal quality and reduced unscheduled maintenance.

Dilworth. The Dilworth mine produces coal from the Pittsburgh #8 Seam using one longwall system and three continuous mining machines. Coal is conveyed to the surface with conveyor belts. The coal is transported by barge to the Robena preparation plant where it is fully washed. The Robena preparation plant can process 1,200 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $25 million. Capital expenditures at the Robena preparation plant for the same period totaled $11 million. In 1997, a raw coal storage silo was installed at the Robena preparation plant permitting direct discharge of raw coal to and from river barges. The silo eliminated the need for more costly handling and increased flexibility in blending raw coal and processed coal.

Blacksville. The Blacksville mine produces coal from the Pittsburgh #8 Seam using one longwall system and three continuous mining machines. Coal is transported underground by conveyor belts to a skip hoist which lifts the coal to the surface. The coal is partially or fully washed in a preparation plant capable of processing 1,000 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $64 million. In 1998, we completed the construction of a large, underground coal storage bunker at the mine which allows storage of up to 2,400 tons of coal, leveling the flow of coal both from the producing coal face and to the preparation plant.

Powhatan No. 4. The Powhatan No. 4 mine produces coal from the Pittsburgh #8 Seam utilizing one longwall system and one continuous mining machine. Coal is transported to the surface using a combination of conveyor belts and rail haulage. The coal is washed in a preparation plant capable of processing 1,100 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $15 million. The mine will deplete its economically minable reserves in 1999.

Helvetia Complex. The Helvetia Complex produces coal from the Upper Freeport and Upper Kittanning seams. Coal is produced at two underground mines and a surface mine operated by us. Coal is mined with a total of eight continuous mining machines at the underground mines and with an end-loader at the surface mine. Coal is transported from the underground mines to the surface on conveyor belts and is transported to a small wash plant by truck. Coal from the surface mine is transported to the wash plant by truck. The small wash plant has a capacity of 250 tons of raw coal per hour. The Helvetia Complex was acquired on September 22, 1998 as part of the Rochester & Pittsburgh acquisition and has had no capital expenditures since being acquired.

Keystone Complex. The Keystone Complex produces coal from the Upper Freeport and Upper Kittanning seams. Coal is produced at three underground mines that we operate. Additional coal is purchased from outside sources to be blended and processed with coal that we produce. Coal is mined with a total of 11 continuous mining machines at the underground mines. Coal is transported to the surface by conveyor belt and is transported to the preparation plant by overland conveyor or truck. The coal is processed at a preparation plant capable of processing 900 tons of raw coal per hour. The Keystone Complex was acquired on September 22, 1998 as part of the Rochester & Pittsburgh acquisition and has had no capital expenditures since being acquired.

Humphrey. The Humphrey mine produces coal from the Pittsburgh #8 Seam using two continuous mining machines. Coal is sold raw. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $1 million. In 1997, the Humphrey mine reduced production and started using continuous mining equipment after longwall-minable reserves were depleted.

Mahoning Valley. The Mahoning Valley mine produces coal from the #9 Seam. Coal is uncovered at this surface mine using a large, electrically powered stripping shovel. A smaller shovel loads the uncovered coal into trucks for transport from the pit. We made no capital expenditures at the mine between January 1, 1994 to December 31, 1998. The mine will deplete its economically mineable reserves in 1999.

Central Appalachia Mines

Buchanan. The Buchanan mine produces coal from the Pocahontas #3 Seam using one longwall system and four continuous mining machines. The coal is transported to a skip hoist by conveyor belts where the coal is then lifted to the surface. The coal is washed in a preparation plant that is capable of processing 1,000 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $47 million. In 1997, we constructed a large, underground coal-storage bunker at the mine. The bunker allows storage of up to 4,700 tons of coal, leveling the flow of coal both from the face and to the preparation plant. Also in 1997, the mine instituted a continuous work schedule that allowed higher coal-hoisting and preparation plant utilization.

Mill Creek Complex. The Mill Creek Complex produces coal from the Hazard #4 Seam and the Elkhorn #3 Seam. Coal is produced at two underground mines and a surface mine operated by us and by several small underground and surface mines operated by independent contractors. Mining at underground mines operated by us is done with a continuous mining machine. Coal is conveyed to the surface using conveyor belts. Mining at surface mines operated by us is done with front-end loaders and trucks. Coal from all of the mines is transported by truck or conveyor belt to a central preparation plant for processing. The plant has the capacity to process 950 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $19 million.

VP-3. The VP-3 mine produced coal from the Pocahontas #3 Seam utilizing one longwall system and three continuous mining machines. Coal was carried underground by conveyor belts to a skip hoist which lifted the coal to the surface. The coal was processed in a preparation plant which has a capacity to process 750 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $8 million. VP-3 mine was placed on long-term shutdown status because of excess production capacity for the type of coal produced at this mine.

Jones Fork Complex. The Jones Fork Complex produces coal from the Hazard #4 Seam and the Elkhorn #3 Seam. Coal is produced from three underground mines operated by us and two contractor-operated underground mines. Mining at underground mines operated by us is accomplished with continuous mining machines. Coal is conveyed to the surface with conveyor belts. Coal from all operations is transported by conveyor belt or by truck to a central preparation facility which has the capacity to process 825 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $21 million.

VP-8. The VP-8 mine produces coal from the Pocahontas #3 Seam utilizing one longwall system and two continuous mining machines. Coal is carried underground by conveyor belts to a skip hoist which lifts the coal to the surface. The coal is processed at two preparation plants which together have the capacity to process 1,350 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $20 million.

Amonate Complex. The Amonate Complex processes coal from the Pocahontas #3, #5, #8, #10, and #11 and Squire Jim Seams. The coal typically is produced from approximately ten underground mines operated by independent contractors on our reserves. The preparation plant has the capacity to process 700 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the complex totaled $3 million.

Elk Creek Complex. The Elk Creek Complex produces coal from the Lower Cedar Grove "C" and the Alma Seams. The coal is produced from two underground mines operated by independent contractors on our reserves. The coal is taken by truck for processing to the Elk Creek preparation plant, which has the capacity to process 550 tons of raw coal per hour. The preparation plant also processes coal that we purchase from other mine operators. From January 1, 1994 to December 31, 1998, capital expenditures at the complex totaled $1 million.

Illinois Basin Mines

Rend Lake. The Rend Lake mine produces coal from the Herrin #6 Seam utilizing two longwall systems and five continuous mining machines. Coal is conveyed underground by conveyor belts to a skip hoist which lifts the coal to the surface. The coal is processed at a preparation plant which has the capacity to process 1,000 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $46 million.

Ohio No. 11. The Ohio No. 11 mine produces coal from the West Kentucky #11 Seam utilizing four continuous mining machines. Coal is conveyed to the surface by conveyor belts. Coal is processed at a preparation plant which has the capacity to process 700 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $6 million.

Western U.S. Mines

Emery. The Emery mine is capable of producing coal from the I Seam. The mine is configured for underground mining operations. The mine has been idle for several years. We made no capital expenditures at the mine between January 1, 1994 and December 31, 1998.

Western Canada Mines

Cardinal River. The Cardinal River mine produces coal from the Jewel Seam. Mining is done with stripping shovels and front-end loaders, which are either powered with electricity or diesel. Coal is hauled from the pit in large, diesel or electric powered haul trucks. The coal is processed at a preparation plant which has the capacity to process 800 tons of raw coal per hour. From January 1, 1994 to December 31, 1998, capital expenditures at the mine totaled $13 million. The mine is a joint-venture operation with Luscar Ltd. in which we maintain a 50% interest.

Coal Reserves

CONSOL Energy had an estimated 4.8 billion tons of proved and probable reserves at December 31, 1998. Reserves are the portion of the "demonstrated" tonnage (equivalent to "proved" and "probable") that meet CONSOL Energy's general economic criteria regarding mining height, preparation plant recovery, depth of overburden and stripping ratio. Generally, these reserves would be commercially minable at year-end price and cost levels.

CONSOL Energy's reserves are located in northern Appalachia (54%), central Appalachia (11%), the midwestern United States (21%) and in the western United States and in Canada (14%).

The following table summarizes CONSOL Energy's reserves at December 31, 1998. For unassigned reserves, CONSOL Energy assumes 60% recovery for reserves that can be mined using longwall mining, 50% recovery for reserves that will be mined using other underground methods and 90% recovery for surface mines.

                                CONSOL Reserves

                         ---------------------------------------------------------------------------------
                          <1.20 lbs. of SO/2/  per      >1.20 lbs. of SO/2/   per
                                million Btus                   million Btus
in thousands of tons     ----------------------------  -----------------------------
                                                                                                Percentage
   Region and Product    Low Btu  Medium Btu High Btu  Low Btu  Medium Btu High Btu     Total    by Region
------------------------ -------  ---------- --------  -------  ---------- ---------  --------- ----------
Northern Appalachia
 Steam..................      0     49,359         0    63,896   131,659   2,115,748  2,360,662
 High-vol.
  metallurgical.........      0          0         0         0         0     207,510    207,510
 Subtotal...............      0     49,359         0    63,896   131,659   2,323,258  2,568,172    54.0%
Central Appalachia
 Steam.................. 48,231     36,155         0    15,914    29,769      57,094    187,163
 High-vol.
  metallurgical.........  5,832          0    18,728         0         0       2,103     26,663
 Medium-vol.
  metallurgical.........      0      4,170    82,886         0     2,417       8,315     97,788
 Low-vol.
  metallurgical.........      0          0   196,155         0         0       2,757    198,912
 Subtotal............... 54,063     40,325   297,769    15,914    32,186      70,269    510,526    10.7%
Midwestern U.S.
 Steam..................      0          0         0   148,050   734,321     143,330  1,024,701    21.6%
Western U.S.
 Powder River Basin
  steam.................      0    193,017   248,609         0         0       4,126    445,752
 W. Colorado and S. Utah
  steam................. 12,456          0    14,600         0     5,584       9,574     42,214
 Subtotal............... 12,456    193,017   263,209         0     5,584      13,700    487,966    10.3%
Canada
 Medium-vol.
  metallurgical......... 16,286    117,405    28,931         0         0           0    162,622     3.4%
                         -------  ---------- --------  -------  ---------- ---------  --------- ----------
Total................... 82,805    400,106   589,909   227,860   903,750   2,550,557  4,754,987   100.0%
                         =======  ========== ========  =======  ========== =========  ========= ==========
Percentage of Total by
 Btu content............    7.7%      37.3%     55.0%      6.2%     24.5%       69.3%
                         -------  ---------- --------  -------  ---------- ---------
                                       100%                          100%
                                  ==========                    ==========

The following table characterizes the relative Btu values (low, medium and high) for each coal producing region.

                                                 ------------------------------
                                                     Low         Medium    High
in Btus per lb.                                  ------- -------------- -------
Region
------
Northern and Central Appalachia and Canada...... <12,500 12,500--13,000 >13,000
Midwest......................................... <11,600 11,600--12,000 >12,000
Powder River Basin..............................  <8,400  8,400-- 8,800  >8,800
Western Colorado and Southern Utah.............. <11,000 11,000--12,000 >12,000

Reserve estimates are based on geological data assembled and analyzed by our staff, which includes 14 geologists and more than 40 mining engineers, located at individual mines, operations offices and at CONSOL Inc.'s principal office. The reserve estimates and general economic criteria upon which they are based are reviewed and adjusted annually to reflect production of coal from the reserves, analysis of new engineering and geological data, changes in property control, modification of mining methods and other factors. Reserve information, including the quantity and quality of reserves, coal and surface ownership, lease payments and other information relating to CONSOL Energy's coal reserve and land holdings, is maintained through a system of interrelated computerized databases developed by CONSOL Energy.

CONSOL Energy's reserve estimates are predicated on information obtained from its extensive, ongoing exploration drilling and in-mine channel sampling programs. Data including elevation thickness and, where samples are available, the quality of the coal from individual drill holes and channel samples are input into a computerized geologic database. The information derived from the geologic database is then combined with data on ownership or control of the mineral and surface interests to determine the extent of the reserves in a given area.

Coal Contracts

CONSOL Energy sells coal to customers under arrangements that are the result of both bidding procedures and extensive negotiations. Coal typically is sold by contracts for terms that range from a single shipment to multi-year agreements for millions of tons. Many contracts now allow the coal to be sourced from more than one mine, an advantage to CONSOL Energy because of the number of its mining complexes, particularly in northern Appalachia. During 1998, 66% of CONSOL Energy's coal sales were to customers that have contracts with terms of one year or more. The pricing mechanisms under these agreements typically consist of

  . base-price-plus-escalation methods which allow for periodic price adjustments based on inflation indices, or in some cases, pass-through of actual cost changes or

  .  annually negotiated prices adjusted to market.

Certain contracts have features of both types of contracts, such as limited price reopener provisions within a base-price-plus-escalation agreement. Such reopener provisions allow both the customer and CONSOL Energy an opportunity to adjust price to a level close to then current market conditions. Each contract is negotiated, and the triggers for reopener provisions differ from contract to contract. Generally, the contracts provide for a periodic resetting of prices assuming that market prices fall outside negotiated parameters. Almost all of CONSOL Energy's existing contracts with reopener provisions adjust the contract price to market price at the time the reopener provision is triggered. Market price is generally based on recent published transactions for similar quantities and quality of coal. Reopener provisions could result in early termination of a contract or of requirements that certain volumes be purchased if the parties were to fail to agree on price and other terms that may be subject to renegotiation.

Contracts also typically contain force majeure provisions allowing suspension of performance by CONSOL Energy or the customer for the duration of certain events beyond the control of the affected party, including labor disputes. Certain contracts may terminate upon continuance of an event of force majeure for an extended period, which is generally six to 12 months. Contracts also typically specify certain minimum and maximum quality specifications regarding the coal to be delivered. Failure to meet these conditions could result in substantial price reductions or termination of the contract.

Although the volume to be delivered pursuant to a long-term contract is stipulated, buyers or CONSOL Energy have the option to vary the volume within specified limits. In addition, a contract may provide for early termination of all or part of the specified sales volume due to failure to agree on price or other terms for which renegotiation is provided or for suspension of performance or termination by the customer for force majeure events or failure of performance.

The following table shows the total tons of coal delivered in 1997 and 1998 to customers with long-term contracts and the total stated tons of coal deliverable in 1999, 2000, 2005 and 2010 for all long-term contracts held by CONSOL Energy at December 31, 1998.

                        Contract Tons of Delivered Coal

                                                   -----------------------------
                                                   1997 1998 1999 2000 2005 2010
                                                   ---- ---- ---- ---- ---- ----
In millions of nominal tons per year
Volume under long-term contracts.................. 47.7 51.0 48.0 32.6 5.3  1.1

CONSOL Energy routinely engages in efforts to renew or extend contracts scheduled to expire. Although there are no guarantees that contracts will be renewed, CONSOL Energy frequently has been successful in the past in renewing or extending contracts. The length of term, volumes specified and price typically are adjusted during the renegotiation.

Marketing and Sales

CONSOL Energy sells coal produced by its mining complexes and additional coal which is purchased for resale from other producers through a sales force of 20 people. CONSOL Energy maintains U.S. sales offices in Atlanta, Chicago, Cleveland, Norfolk, Philadelphia, Pittsburgh and overseas in Brussels, Belgium. In addition, CONSOL Energy sells coal through agents, brokers and trading companies. In 1998, CONSOL Energy sold 77.7 million tons of coal, 84% of which was sold in domestic markets to electricity generators, steel companies and other consumers of coal. Direct sales by CONSOL Energy to domestic electricity generators represented 69% of total sales and 82% of U.S. sales in 1998. The three largest customers were Allegheny Energy, Pennsylvania Power Company and Detroit Edison. During 1998, CONSOL Energy derived 23% of its total revenue from sales to its two largest customers, Allegheny Energy and a consortium of utility companies referred to as the CAPCO companies, which includes among others, Pennsylvania Power Company. During 1998, contracts with Allegheny Energy accounted for more than 10% of CONSOL Energy's revenues.

More than 100 technical specialists work with the direct sales force to meet the needs of current and potential customers. Specialists review customer bid solicitations with the sales force and then identify the coal or coal-blends that CONSOL Energy could provide. Specialists also may accompany the sales force on customer calls to suggest, from a technical standpoint, how CONSOL Energy coals could be used to improve combustion efficiency or lower customers' costs.

If additional technical resources are required, the sales force utilizes expertise provided by CONSOL Energy's Research and Development Department. CONSOL Energy's research and development expertise in areas, including combustion, emission control, coal coking and power plant performance, allows CONSOL Energy to address customer concerns on detailed technical basis. See "-- Research and Development."

Distribution

CONSOL Energy employs transportation specialists who negotiate freight and equipment agreements with various transportation suppliers, including railroads, barge lines, terminal operators, ocean vessel brokers and trucking companies.

In addition, CONSOL Energy's transportation managers coordinate with customers and with CONSOL Energy's mining complexes to establish shipping schedules and to order transportation equipment necessary to meet the customer's needs. CONSOL Energy owns or leases more than 1,100 railroad cars for moving coal either directly to domestic customers or to the river and sea ports for transloading to barges or vessels.

CONSOL Energy has five towboats and a fleet of nearly 300 barges to serve customers along the Ohio and Monongahela rivers. The barge operation allows CONSOL Energy to exercise control of delivery schedules and serves as temporary floating storage of coal where land storage is unavailable. The towboat and barge fleet is sized to accommodate the narrower channels and smaller locking facilities along the Monongahela River on which much of CONSOL Energy's coal is moved.

Nearly 35% of CONSOL Energy-produced coal moved on the inland waterways in 1998. CONSOL Energy estimates that shipping coal by water is as much as 80% less expensive than rail transportation. Coal shipped on the Monongahela, Ohio and Mississippi rivers is transported to electricity generators, steel makers and industrial customers in the United States and overseas. Water-borne shipments of coal originate from mines in every state in which CONSOL Energy operates.

International customers and domestic coastal customers receive coal through CONSOL Energy's terminal at Baltimore, Maryland. The Baltimore Terminal is a 100 acre site with a throughput capacity of 18 million tons annually and ground storage capacity for steam and metallurgical coal. The ground storage capacity is significant to CONSOL Energy for several reasons. First, it provides additional inventory storage to allow mines to continue to operate at optimal levels. Second, the large storage capacity allows CONSOL Energy to ensure overseas buyers that coal will be available for rapid loading when the transporting vessel arrives at the port, thereby minimizing demurrage charges. Finally, the storage capacity of the terminal allows CONSOL Energy to inventory coals of various qualities and to then produce custom blends for overseas customers. The terminal is served by both the Norfolk Southern and CSX Transportation railroads. The terminal berths have been dredged to a depth of 50 feet to allow CONSOL Energy to load larger oceangoing vessels.

Research and Development

CONSOL Energy's Research and Development Department is the largest private research organization in the United States devoted to coal. The function of the department is to identify, develop and apply technology to support the production and marketing objectives of CONSOL Energy's coal and gas operations and to serve as a technical resource to other staff departments. The Research and Development Department works closely with CONSOL Energy's mines, preparation plants, sales offices, engineering, environmental affairs and government relations departments to address current opportunities and problems while pursuing a longer term strategic mission to maintain CONSOL Energy's competitive advantage in mining and sales. The Research & Development Department employs approximately 100 engineers, scientists and staff at two locations and has an annual budget of $11 million.

The strategic objectives of the Research and Development Department are to understand and control the geologic factors that can limit productivity or impair safety, to develop systems and procedures to optimize resource extraction and utilization, to assess the value of CONSOL Energy's products in the market place and to address operational and environmental issues that can affect CONSOL Energy's customers and, as a consequence, limit the market for CONSOL Energy's coal. CONSOL Energy's research and development effort is directed at both production ("upstream") and marketing ("downstream") issues. This approach recognizes that profitability is a function of the ability to control costs of production and the ability to develop and access the highest value markets for CONSOL Energy's products.

The goal of the upstream research is to reduce costs, to improve productivity and to enhance the safety of CONSOL Energy's mines and preparation plants. Among the significant areas of research are the geophysical evaluation of reserves and mines, the automation of mining systems, including robotic control of longwall shearers, the improvement of underground haulage technology, the hydrological modeling of mines and the associated geology, the control of dust and methane in mines, and the development of computer technology for preparation plants. CONSOL Energy has developed sophisticated measurement and computer modeling techniques for ground control and hydrologic modeling. These tools are used to design and operate safe and productive mines, and to understand better the effect of mining on the environment. CONSOL Energy also maintains extensive testing and sampling capabilities at its research and development facilities to address coal quality issues, and to solve in a cost-effective manner such environmental problems as acid mine drainage and plant emission controls. In recent years, CONSOL Energy has obtained (or applied for) various patents, including froth floatation control systems to improve preparation plant efficiencies and costs, the TramVeyor(TM) coal haulage systems to increase productivity in continuous miner sections, devices to extend conveyor belts as mining advances without interrupting belt operations, and a device that allows continued mine ventilation during periodic testing.

The downstream program supports CONSOL Energy's coal sales through the development of improved coal use technologies, and by assigning research and development staff to participate in the government regulatory process where it affects the use of coal. The Research and Development Department operates a pilot combustor and a moveable-wall coke oven to test and qualify coal for virtually any customer application and to diagnose and solve operating problems at customer facilities that might otherwise limit the use of CONSOL Energy's coal. The Research and Development Department has developed the proprietary CONSOL Energy, Coal Quality Cost Model as a tool for determining the value of specific coals based on the busbar power cost when they are used in electricity generating stations. Alone, or in combination with the pilot combustor, the Coal Quality Cost Model allows CONSOL Energy's sales force and its customers to identify the best coals for a given application.

CONSOL Energy not only has extensive coal-testing capabilities, but it can provide customers with field diagnostic services to evaluate and solve coal combustion problems. These capabilities not only help preserve existing business, but allow CONSOL Energy to generate new business opportunities. For example, CONSOL Energy recently resolved concerns about the use of CONSOL Energy coal for blending in an electricity generating station of an upper midwest electric utility. The station primarily burned low-Btu, Western coal for blending with a lesser amount of high-sulfur Eastern coal from another producer. The utility wanted to consider CONSOL Energy's high Btu, fully-washed, Pittsburgh # 8 seam coal, but was concerned that this coal would create slagging and fouling problems, if substituted in the blend. By testing blends in the Research & Development Department's pilot-scale coal combustion facility and working with the utility's station operators, CONSOL Energy demonstrated that fully washed, high Btu coal could be part of the blend. As a result, CONSOL Energy's coal was qualified and ultimately chosen by the customer.

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The Research and Development Department's work on the development of coal utilization technology is directed principally at reducing the cost of compliance with environmental regulations for existing coal-fired boilers. CONSOL Energy believes that existing electricity generating stations will be the site of increased coal use as operators of these stations seek to increase the utilization of the capacity of the generating units. The Research and Development Department is engaged in the development and demonstration of low-cost retrofit technology for the control of sulfur dioxide, oxides of nitrogen and other post-combustion air emissions and for the control of solid waste. For example, CONSOL Energy was recently awarded a grant from the U.S. Department of Energy to construct a pilot plant to turn scrubber sludge into pellets that can be used as aggregate in road construction. A test of asphalt using sludge pellets currently is being conducted at a road repair and construction project. If successful, this technology will transform scrubber sludge, which would otherwise have to be land-filled, into a commercial product, reducing the costs of using high-sulfur coal.

Employees and Labor Relations

At December 31, 1998, CONSOL Energy had a total of 8,578 employees, of whom approximately 4,273 were represented by the United Mine Workers of America and covered by the terms of the 1998 National Bituminous Coal Wage Agreement. The National Bituminous Coal Wage Agreement became effective on January 1, 1998 and will expire on December 31, 2002. This agreement is negotiated with the United Mine Workers of America by the Bituminous Coal Operators' Association on behalf of its members, which includes several subsidiaries of CONSOL Energy. The National Bituminous Coal Wage Agreement also serves as a pattern agreement for other coal producers with employees represented by the United Mine Workers of America. About 36.2% of the U.S. miners are represented by the United Mine Workers of America.

The National Bituminous Coal Wage Agreement provided moderate wage and benefit increases and pension improvements and additional scheduling flexibility, and will reduce required contributions to multi-employer benefits funds over the life of the contract. Since 1984, the United Mine Workers of America has had only one nationwide strike, which occurred in 1993. CONSOL Energy believes that the current labor environment is stable.

Competition

The U.S. coal industry is highly competitive, with numerous producers in all coal producing regions. CONSOL Energy competes against other large producers and hundreds of small producers in the United States and overseas. The largest producer is estimated to have less than 15% (based on tonnage sold) of the total U.S. market. The U.S. Department of Energy reports 1,810 active coal mines in the United States in 1997, the latest year for which government statistics are available. The U.S. coal industry is going through a period of rapid consolidation. Oil, steel and utility companies have been selling their coal assets, which have been acquired for the most part by mining companies. The most important factors on which CONSOL Energy competes are coal price at the mine, coal quality, transportation costs from the mine to the customer and the reliability of supply. Continued demand for CONSOL Energy's coal and the prices that CONSOL Energy obtains are affected by demand for electricity, environmental and government regulation, technological developments and the availability and price of competing coal and alternative fuel supplies, including nuclear, natural gas, oil or renewable energy, including hydroelectric power.

Non-Mining Operations

CONSOL Energy's non-mining operations started as service, support or ancillary functions for its mining operations. Several have grown to be stand-alone businesses that obtain a large part of their revenues from outside customers.

Fairmont Supply Company

Fairmont Supply Company, headquartered in Washington, Pennsylvania, is one of the largest general-line distributors of mining and industrial supplies in the United States. Fairmont Supply has more than 30 customer service centers nationwide. All Fairmont Supply sites are linked by computer to manage large inventories of name-brand parts, supplies and equipment, which helps reduce Fairmont Supply's distribution and product acquisition costs.

Fairmont Supply also provides integrated supply procurement and management services. Integrated supply procurement is a materials management strategy that utilizes a single, full-line distributor to minimize total cost in the MRO (maintenance, repair and operating) supply chain. Fairmont Supply offers value-added services including on-site stores management and procurement strategies.

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

In 1997, Fairmont Supply received ISO 9002 re-certification at its Wilmington, Delaware, Charleston, West Virginia and Parkersburg, West Virginia customer service centers as well as at its purchasing department in Washington, Pennsylvania. ISO 9002 is an international certification that provides independent verification that a company's operating, purchasing and other procedures meet a prescribed standard. The certification requires annual renewal. CONSOL Energy believes that its ISO 9002 certification gives Fairmont Supply a marketing advantage because many customers require that their suppliers meet this standard.

Fairmont Supply provides mine supplies to CONSOL Energy's mining operations. Approximately 33% of Fairmont Supply's revenues in 1998 were derived from sales to CONSOL Energy mines. Fairmont Supply also serves DuPont sites in the United States providing maintenance and repair services and operating supplies and equipment in a central location near each plant. Approximately 32% of Fairmont Supply's revenues in 1998 were derived from sales made and services provided to DuPont, based on contract terms and conditions. See Note 22 of Notes to Consolidated Financial Statements.

Fairmont Supply operates under a Strategic Alliance Agreement with DuPont. Fairmont Supply provides various maintenance, repair and operating supplies to DuPont plant sites both in the United States and abroad. The products supplied are primarily valves, fittings, bearings, electrical products, safety products and miscellaneous industrial products. The majority of the products are shipped to 31 large plant sites in the United States with smaller volume shipments to approximately another 50 sites in the United States and abroad. Under the Strategic Alliance Agreement, Fairmont Supply provides other material management services to 16 of the larger sites in the United States. The additional services may include a single source integrated supply program, "in-plant" delivery services, storeroom management, procurement services, and critical material inspection services. The specific programs are tailored to individual plant requirements and may vary from site to site. In 1998, DuPont was Fairmont Supply's second largest customer in sales volume. The terms of the Strategic Alliance Agreement are comparable to terms negotiated by Fairmont Supply with unaffiliated parties.

Baltimore Terminal

More than 90 million tons of coal have been shipped through our exporting terminal in the Port of Baltimore during the terminal's 14 years of operation.

Constructed in the early 1980s at a cost of about $100 million, the terminal can either store coal or transload coal directly into vessels from rail cars. It is also one of the few terminals in the United States served by two railroads, Norfolk Southern and CSX Transportation. In 1998, 7 million tons of coal were shipped through the terminal. Approximately two-thirds of the tonnage shipped was produced by CONSOL Energy coal mines, the remainder by other coal producers through several coal trading companies. In 1998, about 33% of the revenue at the terminal was generated from coal that CONSOL Energy shipped but that had been produced by others. The terminal has capacity to ship 18 million tons annually.

The terminal's berth has a depth of 50 feet, enabling the facility to handle larger ocean-going vessels. More than 1 million tons of coal can be stored on site, which gives the terminal the advantage of having coal available at the site for immediate loading onto ocean-going vessels or to provide blending capability.

Neptune Bulk Terminal

We also have a 19% interest in the Neptune Bulk Terminal located in Vancouver, Canada. The terms of the contract governing this joint venture permit CONSOL Energy to transship its coal through the terminal at cost. CONSOL Energy believes that this arrangement gives it a competitive advantage in selling coal mined from its Cardinal River operations.

River Operations

Our river operations transport coal from our mines with river loadout facilities along the Monongahela River in northern West Virginia and southwestern Pennsylvania to customers along the Monongahela and Ohio rivers. The river operations employ five company-owned towboats and nearly 300 barges. Coal is towed directly to customers. In 1998, we transported 12.0 million tons of coal by river. Third-party shippers transported an additional 1.7 million tons of our coal.

Kellogg Dock

Kellogg Dock is located in Moduc, Randolph County on the Mississippi River in southern Illinois. This facility transfers coal from CONSOL Energy's Rend Lake Mine from railcars to barges. In 1998, 1 million tons were supplied by rail to the Kellogg dock and then transported to commercial river shippers.

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Alicia Dock

Alicia Dock, located on the Monongahela River north of the Dilworth mine, is a new transshipment facility with design capacity of 6 million tons of coal per year and potential storage capacity for 0.2 million tons of coal. Coal is transferred from rail cars to barges for customers that receive coal on the river system. The facilities include a single-car rotary dump with a positioner, capable of handling an average of 25 cars per hour. The rail siding provides space for 105 cars on each side of the dumper. The Alicia Dock facility became operational in April 1997. Throughput was 1 million tons in 1998.

Ash Disposal

CONSOL Energy operates an ash disposal facility on a 61-acre site in northern West Virginia to handle ash residues for coal customers that are unable to dispose of ash on-site at their generating facilities. This facility became operational in early 1994. The ash disposal facility can process 200 tons of material per hour.

CONSOL Energy has a long-term contract with a cogeneration facility to supply coal and take the residual fly ash and bottom ash. The fly ash is transported to the disposal site by CONSOL Energy-leased pressure differential rail cars. Bottom ash is sold locally for road construction and other purposes.

Gas Operations

We have a 50% interest in the Pocahontas Gas Partnership which engages in the production and transportation of commercial coalbed methane gases. The Pocahontas Gas Partnership recovers pipeline-quality coalbed methane from mining activities in southwestern Virginia and transports the gas to the interstate pipeline system. The production from the Pocahontas Gas Partnership was approximately 33 million cubic feet per day in 1998. We serve as operator of the Pocahontas Gas Partnership and as operator of an adjacent coalbed methane property. The total gas production supervised by us from these two ventures was 72 million cubic feet per day in 1998.

Legal Proceedings

CONSOL Energy is subject to numerous legal proceedings in the ordinary course of its business. Except as described below, CONSOL Energy does not believe that the outcome of any such legal proceedings, if adversely determined, would have a material adverse effect on its business, financial condition or results of operations.

On September 18, 1996, Union Electric, a Missouri corporation, commenced an action in the U.S. District Court for the Eastern District of Missouri against Consolidation Coal Company, an indirect wholly owned subsidiary of CONSOL Energy Inc., CONSOL Inc., and CONSOL Energy Inc. alleging, among other things, breach of contract and asserting unjust enrichment claims against each defendant. The claims relate to a long-term coal supply contract originally entered into between Union Electric and Consolidation Coal Company on December 30, 1966. Union Electric claims that Consolidation Coal Company breached the contract by refusing to agree to price reductions in the per-ton price for coal when requested to do so by Union Electric under the contract's gross inequities clause. The defendants dispute all of Union Electric's allegations and do not believe that Union Electric has suffered any gross inequity or is entitled to any relief under the contract. Union Electric has estimated its damages to be $124 million plus $66 million in interest. On August 31, 1998, CONSOL Energy was awarded a summary judgment dismissing Union Electric's claims against it. Union Electric has appealed the court's order dismissing the suit.

CONSOL Energy is engaged in a contract dispute with Cleveland Electric Illuminating Company, Duquesne Light Company, Ohio Edison Company, Pennsylvania Power Company and The Toledo Edison Company. CAPCO claims that CONSOL Energy under the terms of the Mansfield Plant Coal Sales Agreement dated April 10, 1987 made improper adjustments to the coal price for certain labor, retirement and benefit costs. CAPCO claims that they were improperly assessed $50 million as a result of the price adjustments made by CONSOL Energy. CONSOL Energy has responded to CAPCO and has denied the claims. The agreement provides for resolution of disputes by arbitration. CONSOL Energy has received a notice from CAPCO of its intention to submit the claims to arbitration.


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Available Information

CONSOL Energy has filed with the Securities and Exchange Commission a registration statement in order to register the shares of common stock being offered under the Securities Act. This prospectus omits certain information contained in the registration statement and the exhibits and schedules that are part of the registration statement, and CONSOL Energy sometimes refers the reader to the registration statement for further information with respect to CONSOL Energy and the common stock. CONSOL Energy has summarized the contents of contracts, agreements or other documents in this prospectus.

The reader may inspect and copy the registration statement and all exhibits filed with the registration statement at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission at 7 World Trade Center, 13th Floor, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The reader also may obtain copies of such material from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission also maintains a web site that contains reports, proxy and information statements and other materials that are filed through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System. The reader may access this web site at http://www.sec.gov. CONSOL Energy has been authorized to list its common stock on The New York Stock Exchange subject to official notice of issuance. Accordingly, CONSOL Energy's reports and other information also can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.


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                                   Regulation

The coal mining industry is subject to regulation by federal, state and local authorities on matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from the underground mining and the effects of mining on groundwater quality and availability. In addition, the utility industry is subject to extensive regulation regarding the environmental impact of its power generation activities which could affect demand for CONSOL Energy's coal. The possibility exists that new legislation or regulations may be adopted which may have a significant impact on CONSOL Energy's mining operations or its customers' ability to use coal and may require CONSOL Energy or its customers to change their operations significantly or incur substantial costs.

Numerous governmental permits or approvals are required for mining operations. CONSOL Energy believes all permits currently required to conduct its present mining operations have been obtained. CONSOL Energy may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. All requirements imposed by any such authority may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Future legislation and administrative regulations may emphasize the protection of the environment and, as a consequence, the activities of CONSOL Energy may be more closely regulated. Such legislation and regulations, as well as future interpretations of existing laws, may require substantial increases in equipment and operating costs to CONSOL Energy and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

CONSOL Energy endeavors to conduct mining operations in compliance with all applicable federal, state and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations are not unusual in the industry and, notwithstanding compliance efforts, CONSOL Energy does not believe such violations can be eliminated completely. None of the violations to date or the monetary penalties assessed have been material.

While it is not possible to quantify the costs of compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. CONSOL Energy made capital expenditures for environmental control facilities in the amount of approximately $1 million in 1998, as compared to $4 million and $5 million in 1996 and 1997, respectively. These costs are in addition to reclamation costs. Compliance with these laws has substantially increased the cost of coal mining, but is, in general, a cost common to all domestic coal producers.

Mine Health and Safety Laws

Stringent safety and health standards have been imposed by federal legislation since 1969 when the Federal Coal Mine Health and Safety Act of 1969 was adopted. The Mine Health and Safety Act of 1969 resulted in increased operating costs and reduced productivity. The Federal Mine Safety and Health Act of 1977, which significantly expanded the enforcement of health and safety standards of the Mine Health and Safety Act of 1969, imposes comprehensive safety and health standards on all mining operations. Regulations are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. The Mine Safety and Health Administration monitors compliance with these federal laws and regulations. In addition, as part of the Mine Health and Safety Act of 1969 and the Mine Safety and Health Act of 1977, the Black Lung Acts require payments of benefits by all businesses conducting current mining operations to coal miners with black lung and to certain survivors of a miner who dies from black lung.

Most of the states in which CONSOL Energy operates have state programs for mine safety and health regulation and enforcement. In combination, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee safety and health affecting any segment of the industry. Even the most minute aspects of mine operations, particularly underground mine operations, are subject to extensive regulation. This regulation has a significant effect on CONSOL Energy's operating costs. However, CONSOL Energy's competitors in all of the areas in which it operates are subject to the same degree of regulation.


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One of CONSOL Energy's goals is to achieve excellent health and safety performance as measured by accident frequency rates and other measures. CONSOL Energy believes that attainment of this goal is inherently tied to the attainment of productivity and financial goals. CONSOL Energy seeks to implement this goal by training employees in safe work practices; openly communicating with employees; establishing, following, and improving safety standards; involving employees in establishing safety standards; and recording, reporting and investigating all accidents, incidents and losses to avoid reoccurrences.

Black Lung Legislation

In order to compensate

  .  miners who are totally disabled due to black lung and

  . certain survivors of miners who died from the disease and who were last employed as miners prior to 1970 or where no responsible coal mine operator has been identified for claims where the miner's last coal employment was after December 31, 1969, the Black Lung Acts levied a tax on production of $1.10 per ton for deep-mined coal and $.55 per ton for surface-mined coal, but not to exceed 4.4% of the sales price.

In addition, the Black Lung Acts provide that certain claims for which coal operators had previously been responsible will be obligations of the government trust funded by the tax. The Revenue Act of 1987 extended the termination date of the tax from January 1, 1996 to the earlier of January 1, 2014, or the date on which the government trust becomes solvent. For miners last employed as miners after 1969 who are determined to have contracted black lung, CONSOL Energy self insures against potential cost using actuarially determined estimates of the cost of present and future claims. CONSOL Energy's subsidiaries are also liable under state statutes for black lung claims.

In the past, legislation on black lung reform has been introduced, but not enacted, in Congress. It is possible that such legislation will be reintroduced. Such legislation could

  .  restrict the evidence that can be offered by a mining company,

  . establish a standard for evaluation of evidence that greatly favors black lung claimants,

  . allow claimants who have been denied benefits at any time since 1981 to refile their claims for consideration under the new law,

  .  make surviving spouse benefits significantly easier to obtain, and

  . retroactively waive repayment of preliminarily awarded benefits that are later determined to have been improperly paid.

If this or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase. There can be no assurance that such proposed legislation or other proposed changes in black lung legislation will not have an adverse effect on CONSOL Energy.

The U.S. Department of Labor has issued proposed amendments to the regulations implementing the federal black lung laws which, among other things, establish a presumption in favor of a claimant's treating physician and limit a coal operator's ability to introduce medical evidence regarding the claimant's medical condition. If adopted, the amendments could have an adverse impact on CONSOL Energy, the extent of which cannot be accurately predicted.

Workers' Compensation

CONSOL Energy is required to compensate employees for work-related injuries. Several states in which CONSOL Energy operates consider changes in workers compensation laws from time to time. Such changes, if enacted, could adversely affect CONSOL Energy's financial condition and results of operations.

Retiree Health Benefits Legislation

The Coal Industry Retiree Health Benefits Act of 1992 requires us to make payments to fund the cost of health benefits for our and other coal industry retirees. As a result of a recent U.S. Supreme Court decision, we may be required to increase our share of such payments.


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Environmental Laws

CONSOL Energy is subject to various federal environmental laws, including

  .  the federal Surface Mining Control and Reclamation Act of 1977,

  .  the Clean Air Act,

  .  the Clean Water Act,

  . the federal Comprehensive Environmental Response, Compensation and Liability Act, and

  . the federal Resource Conservation Recovery Act as well as state laws of similar scope in each state in which we operate.

These environmental laws require permitting and/or approval of many aspects of coal mining operations, and to that end both federal and state inspectors regularly visit our mines and other facilities to assure compliance. CONSOL Energy has ongoing compliance and permitting programs to assure compliance with such environmental laws.

Given the retroactive nature of certain environmental laws, CONSOL Energy has incurred and may in the future incur liabilities in connection with properties and facilities currently or previously owned or operated as well as sites to which it sent waste materials.

Surface Mining Control and Reclamation Act

The Surface Mining Control and Reclamation Act establishes operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of deep mining. The act requires that comprehensive environmental protection and reclamation standards be met during the course of and upon completion of mining activities. Permits for surface mining operations must be obtained from the federal Office of Surface Mining Reclamation and Enforcement or, where state regulatory agencies have adopted federally approved state programs under the act, the appropriate state regulatory authority. All states in which CONSOL Energy's active mining operations are located have achieved primary jurisdiction for enforcement of the act through approved state programs.

The Surface Mining Control and Reclamation Act and similar state statutes, among other things, require that mined property be restored in accordance with specified standards and approved reclamation plans. The act requires CONSOL Energy to restore the surface to approximate the original contours as contemporaneously as practicable with the completion of surface mining operations. The mine operator must submit a bond or otherwise secure the performance of these reclamation obligations. The earliest a reclamation bond can be released is five years after reclamation has been achieved. Some states, including Pennsylvania, impose on mine operators the responsibility for repairing or compensating for damage occurring on the surface as a result of mine subsidence, a consequence of longwall mining. In addition, the Abandoned Mine Lands Act, which is part of the Surface Mining Control and Reclamation Act, imposes a tax on all current mining operations, the proceeds of which are used to restore mines closed before 1977. The maximum tax is $.35 per ton on surface-mined coal and $.15 per ton on underground-mined coal.

CONSOL Energy accrues for the costs of final mine closure, including the cost of treating mine water discharge where necessary, over the estimated useful mining life of the property and for current mine disturbance which will be reclaimed prior to final mine closure. The establishment of liability for the current disturbance and final mine closure reclamation is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and production levels. The reclamation costs, mine-closing costs and other environmental liability accruals were $329 million at December 31, 1998. The amount that was included as an operating expense for the year ended December 31, 1998 was $12 million, while the related cash expense for such liability in such period was $30 million. Although CONSOL Energy's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures, future operating results would be adversely affected if such accruals were later determined to be insufficient.

Under the Surface Mining Control and Reclamation Act, responsibility for unabated violations, unpaid civil penalties and unpaid reclamation fees of independent contract mine operators can be imputed to other companies which are deemed, according to the regulations, to have "owned" or "controlled" the contract mine operator. Sanctions against the "owner" or "controller" are quite severe and can include being blocked from receiving new permits and revocation of any permits that have been issued since the time of the violations or, in the case of civil

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penalties and reclamation fees, since the time such amounts became due. CONSOL
Energy is not aware of any currently pending or asserted claims relating to the "ownership" or "control" theories discussed above. However, there can be no assurance that such claims may develop in the future.

Clean Air Act

The federal Clean Air Act and similar state laws, which regulate emissions into the air, affect coal mining and processing operations primarily through permitting and/or emissions control requirements. In addition, the U.S. Environmental Protection Agency has issued certain, and is considering further, regulations relating to fugitive dust and coal combustion emissions which could restrict CONSOL Energy's ability to develop new mines or require CONSOL Energy to modify its operations. In July 1997, the Environmental Protection Agency adopted new, more stringent National Ambient Air Quality Standards for particulate matter which may require some states to change existing implementation plans. These National Ambient Air Quality Standards are expected to be implemented by 2003. Because coal mining operations emit particulate matter, CONSOL Energy's mining operations and utility customers are likely to be directly affected when the revisions to the National Ambient Air Quality Standards are implemented by the states. Regulations may restrict CONSOL Energy's ability to develop new mines or could require CONSOL Energy to modify its existing operations, and may have a material adverse effect on CONSOL Energy's financial condition and results of operations.

The Clean Air Act also indirectly affects coal mining operations by extensively regulating the air emissions of coal-fueled electric power generating plants. The Clean Air Act requires reduction of sulfur dioxide emissions from electric power generation plants in two phases. Only certain facilities are subject to the Phase I requirements. By the year 2000, Phase II requires nearly all facilities to reduce such emissions. The affected utilities will be able to meet these requirements by switching to lower sulfur fuels, by installing pollution control devices such as scrubbers, by reducing electricity generating levels or by purchasing or trading so-called pollution "credits." Specific emissions sources receive these "credits" which utilities and industrial concerns can trade or sell to allow other units to emit higher levels of sulfur dioxide. In addition, the Clean Air Act requires a study of utility power plant emission of certain toxic substances and their eventual regulation, if warranted. The effect of the Clean Air Act cannot be completely ascertained at this time, although the sulfur dioxide emissions reduction requirement is projected generally to increase the demand for low-sulfur coal and potentially decrease demand for high sulfur coal.

The Clean Air Act also indirectly affects coal mining operations by requiring utilities that currently are major sources of nitrogen oxides in moderate or higher ozone nonattainment areas to install reasonably available control technology for nitrogen oxides, which are precursors of ozone. The Environmental Protection Agency recently announced a proposal that would require 22 eastern states to make substantial reductions in nitrogen oxide emissions by the year 2003. The Environmental Protection Agency expects such states will achieve these reductions by requiring power plants to make substantial reductions in their nitrogen oxide emissions. This in turn will require power plants to install reasonably available control technology and additional control measures. Installation of reasonably available control technology and additional measures required under the Environmental Protection Agency proposal will make it more costly to operate coal-fired plants and, depending on the requirements of individual state implementation plans and the development of revised new source performance standards, could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future. Any reduction in coal's share of the capacity for power generation could have a material adverse effect on CONSOL Energy's business, financial condition and results of operations. The effect such regulations, or other requirements that may be imposed in the future, could have on the coal industry in general and on CONSOL Energy in particular cannot be predicted with certainty. No assurance can be given that the implementation of the Clean Air Act, the new National Ambient Air Quality Standards or any other future regulatory provisions will not materially adversely affect CONSOL Energy's business, financial condition or results of operations.

Framework Convention On Global Climate Change

The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change which is intended to limit or capture emissions of greenhouse gases, such as carbon dioxide. In the Kyoto Protocol, the signatories to the Framework Convention on Global Climate Change established a binding set of emissions targets for developed nations. The specific limits vary from country to country. Under the terms of Kyoto Protocol, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. The Clinton Administration signed the protocol in November 1998. Although the U.S. Senate has not yet ratified the Kyoto Protocol and no comprehensive regulations focusing on

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greenhouse gas emissions have been enacted, efforts to control greenhouse gas emissions could result in reduced use of coal if electric power generators switch to lower carbon sources of fuel. Such restrictions, if established through regulation or legislation, could have a material adverse effect on CONSOL Energy's business, financial condition and results of operations.

Clean Water Act

The federal Clean Water Act affects coal mining operations by imposing restrictions on effluent discharge into waters. Regular monitoring, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of permits governing the discharge of pollutants into water. CONSOL Energy believes it has obtained all permits required under the Clean Water Act and that compliance with the Clean Water Act will not materially adversely affect its business, financial condition and results of operations. CONSOL Energy has received several notices of violations from the Ohio Environmental Protection Agency at its Powhatan Mine No. 4, located near Clarington, Monroe County, Ohio. In September 1998, CONSOL Energy entered into a settlement agreement with the Ohio Environmental Protection Agency and finalized a consent decree with the Ohio Environmental Protection Agency reflecting the resolution of outstanding issues. This settlement included a payment of $102,620 and a schedule to achieve compliance with its permit. CONSOL Energy is meeting all Ohio Environmental Protection Agency requirements on the schedule set forth in the consent decree.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under the Comprehensive Environmental Response, Compensation and Liability Act, joint and several liability may be imposed on waste generators, site owners and operators and others regardless of fault or the legality of the original disposal activity. Although waste substances generated by coal mining and processing are generally not regarded as hazardous substances for the purposes of the Comprehensive Environmental Response, Compensation and Liability Act, some products used by coal companies in operations, such as chemicals, and the disposal of such products, are governed by the statute. Thus, coal mines currently or previously owned or operated by CONSOL Energy, and sites to which CONSOL Energy sent waste materials, may be subject to liability under the Comprehensive Environmental Response, Compensation and Liability Act and similar state laws. CONSOL Energy has been, from time to time, the subject of administrative proceedings, litigation and investigations relating to environmental matters and has also been named as a potentially responsible party at several Superfund sites. CONSOL Energy believes, based on various factors, that the liabilities associated with the Superfund sites should not have a material adverse effect on its financial condition or results of operations. However, there can be no assurances that CONSOL Energy will not become involved in future proceedings, litigation or investigations or that such liabilities will not be material.

Resource Conservation Recovery Act

The federal Resource Conservation Recovery Act affects coal mining operations by imposing requirements for the treatment, storage and disposal of hazardous wastes. Although many mining wastes are excluded from the regulatory definition of hazardous waste, and coal mining operations covered by the Surface Mining Control and Reclamation Act permits are exempted from regulation under the Resource Conservation Recovery Act by statute, the Environmental Protection Agency may consider the possibility of expanding regulation of mining wastes under the Resource Conservation Recovery Act. Such expansion could have a material adverse affect on CONSOL Energy's results of operations and financial condition.

Federal Coal Leasing Amendments Act

Although CONSOL Energy currently does not have mining operations on federal coal leases, mining operations on federal lands in the West are affected by regulations of the U.S. Department of the Interior. The Federal Coal Leasing Amendments Act of 1976 amended the Mineral Lands Leasing Act of 1920 which authorized the leasing of federal lands for coal mining. The Federal Coal Leasing Amendments Act increased the royalties payable to the U.S. Government for federal coal leases and required diligent development and continuous operations of leased reserves within a specified period of time. Regulations adopted by the U.S. Department of the Interior to implement such legislation could affect coal mining by CONSOL Energy from federal leases if operations were developed on such leases.

                                   Management

Directors and Executive Officers

Set forth below are the names and ages at April 19, 1999, of the executive officers and directors of CONSOL Energy Inc. and certain executive officers of CONSOL Inc. and Consolidation Coal Company. Consolidation Coal Company is the principal operating subsidiary of CONSOL Energy Inc. and CONSOL Inc. is the direct holding company subsidiary of CONSOL Energy Inc. that provides executive, management and administrative services for the consolidated group. No family relationship exists among these people. Executive officers are appointed by, and hold office at, the discretion of the Board of Directors of CONSOL Energy Inc., CONSOL Inc. and Consolidation Coal Company, respectively.

--------------------------------------------------------------------------------

 Name                   Age Position
-------------------------------------------------------------------------------
 J. Brett Harvey.......  48 Director and President and Chief Executive Officer,
                            CONSOL Energy Inc. and CONSOL Inc.
 Ronald J. FlorJancic..  48 Executive Vice President--Marketing, CONSOL Inc.
 C. Wesley McDonald....  58 Executive Vice President--Operations, CONSOL Inc.
 Ronald E. Smith.......  50 Executive Vice President--Engineering Services,
                            Environmental Affairs and Exploration, CONSOL Inc.
 Dr. Rolf Zimmermann...  54 Executive Vice President of CONSOL Energy Inc. and
                            CONSOL Inc. and Director, CONSOL Energy Inc. and
                            CONSOL Inc.
 Michael F. Nemser.....  49 Vice President and Treasurer, CONSOL Energy Inc.
                            and Senior Vice President--Chief Financial Officer,
                            CONSOL Inc.
 Grayson G. Heard......  52 Senior Vice President--Mining and Director,
                            Consolidation Coal Company
 Benjamin M. Statler...  48 Senior Vice President--Mining and Director,
                            Consolidation Coal Company
 Daniel L. Fassio......  52 Vice President and Secretary, CONSOL Energy Inc.
                            and Vice President, General Counsel and Secretary
                            of CONSOL Inc.
 John L. Whitmire......  58 Chairman of the Board of Directors, CONSOL Energy
                            Inc. and CONSOL Inc.
 B. R. Brown...........  66 Director, CONSOL Energy Inc. and CONSOL Inc.
 Dr. Dieter Henning....  62 Director, CONSOL Energy Inc. and CONSOL Inc.
 Berthold Bonekamp.....  48 Director, CONSOL Energy Inc. and CONSOL Inc.
 Bernd J. Breloer......  55 Director, CONSOL Energy Inc. and CONSOL Inc.

J. Brett Harvey has been President, Chief Executive Officer and a Director of CONSOL Energy Inc. and CONSOL Inc. since January 1998. Prior to joining CONSOL Energy, Mr. Harvey served as the president and chief executive officer of PacifiCorp Energy Inc., a subsidiary of PacifiCorp, one of the country's largest electric utility companies, beginning in 1995. Between 1993 and 1995, Mr. Harvey was president and chief executive officer of both Interwest Mining Company and PacifiCorp Fuels. Mr. Harvey is a member of the Board of Directors of the National Mining Association, the National Coal Council, and the Utah Mining Association. He received a bachelor's degree in mining engineering from the University of Utah. He is a former director of the Wasatch Crest Mutual Insurance Company and has served on the Construction Board of the College of Eastern Utah.

Ronald J. FlorJancic has been Executive Vice President--Marketing of CONSOL Inc. since May 1995. He was Vice President--Supply and Distribution from January 1992 to December 1993 and Vice President--Sales from December 1993 to May 1995. From September 1982 to January 1992, he served as Vice President-- Supply and Distribution for Consolidation Coal Company. Prior to September 1982, he served in a variety of operations and management positions. Mr. FlorJancic joined Consolidation Coal Company in 1974. He received a bachelor's degree in business and a master's degree in business administration, in each case magna cum laude, from Indiana University (Bloomington). Mr. FlorJancic completed the Emory University Executive Management Program in 1987.

C. Wesley McDonald has been Executive Vice President--Operations of CONSOL Inc. since January 1992. He was employed by Consolidation Coal Company in June 1967, and held numerous operating and management positions from 1975 to 1981, including Vice President and Assistant to the President for Consolidation Coal Company from 1980 to 1981. He also served as Senior Vice President-- Engineering, Exploration and Environmental Affairs from 1981 to 1982, Senior Vice President--Mining from 1982 to 1985 and Executive Vice President-- Operations for Consolidation Coal Company from 1985 to 1992.

Mr. McDonald received a bachelor's degree in mining engineering from the University of Alabama. He attended Harvard Business School's Program for Management Development. He was named a Distinguished Engineering Fellow in 1987 at the University of Alabama, and is a member of the Board of Directors, Capstone Engineering Society, College of Engineering, at the University. In addition, Mr. McDonald is former Chairman of the Mineral Engineering Advisory Committee, University of Alabama College of Engineering. He is also a member of the West Virginia University Visiting Committee, which advises the University on engineering program matters.

Ronald E. Smith has been Executive Vice President--Engineering Services, Environmental Affairs & Exploration of CONSOL Inc. since April 1992. He joined Consolidation Coal Company in June 1969 and has held numerous operating and management positions, including Administrative Assistant to the Vice President--Tazewell Operations in 1981, Vice President and Assistant to the Executive Vice President in 1987 and Senior Vice President--Engineering Services, Environmental Affairs & Exploration for Consolidation Coal Company from April 1990 to January 1992. Mr. Smith received a bachelor's degree in mining engineering from Virginia Polytechnic Institute and was named a Distinguished Alumnus in 1998.

Dr. Rolf Zimmermann has been Executive Vice President of CONSOL Inc. since January 1999 and of CONSOL Energy Inc. since February 1999. He has been on the Board of CONSOL Energy Inc. and of CONSOL Inc. since November 1993, where he serves as a representative of Rheinbraun A.G. In 1973, he served in the Corporate Planning Department of the oil refinery subsidiary of Rheinbraun A.G. He became Vice President and head of supply in 1985. He joined Rheinbraun A.G. in 1989 and was the head of Corporate Structure and Internal Audit Department until 1990. From 1990 to 1991, he was a member of the management board of a consulting firm established to prepare for the privatization of the East German lignite industry. In 1992, he became Senior Vice President of Rheinbraun A.G. and head of the Business Development, Corporate Structure and Information Processing Division. Mr. Zimmermann has received a master's degree (Diplom-Volkswirt) in Economics from Bonn University and holds a doctor's degree (Dr.rer.pol.) in Economics from Cologne University in Germany.

Michael F. Nemser has been Vice President and Treasurer for CONSOL Energy Inc. since January 1992 and has been Senior Vice President--Chief Financial Officer for CONSOL Inc. since January 1999. He was Senior Vice President-- Administration for CONSOL Inc. from January 1996 until January 1999. He was Vice President and Treasurer from January 1992 to January 1996 for CONSOL Inc. He was Vice President and Treasurer of Consolidation Coal Company from September 1987 to January 1992. Before joining CONSOL Energy, Mr. Nemser was employed by DuPont from 1974 to 1987, and held a variety of positions in DuPont's Accounting, Finance, Textile Fibers, International and Polymer Products Departments. He received a bachelor's degree in economics from Hobart College and a master's degree of business administration degree from the Wharton School. Mr. Nemser is a past President of the Financial Executives Institute, Pittsburgh Chapter, a current member of the National Leadership Board of the Financial Executives Institute and Chairman of the Finance Advisory Board of the Duquesne University A.J. Palumbo School of Business.

Grayson G. Heard has been Senior Vice President--Mining and a Director of Consolidation Coal Company since May 1985. He has been employed by Consolidation Coal Company since February 1970 and has held numerous operational and management positions. From 1980 until 1984, he was Vice President of Fairmont Operations. From 1984 until 1985 he was Vice President and Assistant to the Executive Vice President--Operations. Mr. Heard received a bachelor's degree in mining engineering from Penn State University. In 1996, he was honored as a Centennial Fellow of Penn State University.

Benjamin M. Statler has been Senior Vice President--Mining and a Director of Consolidation Coal Company since September 1994. He has been employed by Consolidation Coal Company since February 1970 and has held numerous operational and management positions. He served as Vice President of Moundsville Operations from September 1983 to June 1994. From June 1994 until September 1994, he was Vice President and Assistant to the Executive Vice President of Consolidation Coal Company. Mr. Statler received a bachelor's degree in mining engineering from West Virginia University. He is a past director of the Executive Committee of the Society for Mining, Metallurgy & Exploration, Inc. (SME), Pittsburgh Chapter. In addition, he is past General Campaign Chairman of the United Way of the Upper Ohio Valley and has served on the Board of Directors of the Ohio Valley Medical Center, United Way, Wheeling Chamber of Commerce, and Wheeling Symphony. He is also a member of the West Virginia University Visiting Committee, which advises the University on engineering program matters.

Daniel L. Fassio has been Secretary for CONSOL Energy Inc. and Vice President, General Counsel and Secretary of CONSOL Inc. since March 1994. He has been Vice President of CONSOL Energy Inc. since November 1998. He joined Consolidation Coal Company in March 1981 as the Attorney for Consolidation Coal Company's former Eastern Region and subsequently served as Counsel and Senior Counsel to Consolidation Coal Company and CONSOL Inc. Prior to March 1981, he was a partner with Rose Schmidt & Dixon, a law firm in Pittsburgh, Pennsylvania. Mr. Fassio received bachelor's and master's degrees from the University of Virginia and a doctor of law degree from Samford University. Besides membership in the American Bar Association and the Pennsylvania Bar Association, Mr. Fassio is Chairman of the Lawyers Committee for the Bituminous Coal Operators Association and a Trustee of the Eastern Mineral Law Foundation.

John L. Whitmire has served as Chairman of the Board of Directors of CONSOL Energy Inc. and CONSOL Inc. since March 3, 1999, and Mr. Whitmire will act as one of CONSOL Energy Inc.'s independent directors. Prior to his election, Mr. Whitmire had been the Chairman of the Board and Chief Executive Officer of Union Texas Petroleum Holdings, Inc., a position that he held from January 1996 until September 1998 when Union Texas Petroleum was acquired by ARCO. Before joining Union Texas Petroleum Holdings, Inc., Mr. Whitmire served for more than 30 years in various executive capacities with Phillips Petroleum Company, including as Executive Vice President--Exploration and Production and as a director from January 1994 to January 1996. Mr. Whitmire is a director of the National Audobon Society, Thermon Industries and Global Marine, Inc. Mr. Whitmire received a bachelor of science degree in mechanical engineering from New Mexico State University.

B.R. Brown has served as a Director of CONSOL Energy Inc. and CONSOL Inc. since January 1992. Mr. Brown was the Chairman of the Board of Directors of CONSOL Energy Inc. and CONSOL Inc. from January 1992 until February 1999. From January 1992 to January 1996, he served as CONSOL Energy Inc.'s and CONSOL Inc.'s President and Chief Executive Officer and served in the Executive Office of Chairman of the Board from January 1996 until February 1999. Mr. Brown joined Consolidation Coal Company in March 1977 as Executive Vice President. He served as President and Chief Operating Officer from November 1977 to September 1982, as Chairman and Chief Executive Officer from September 1982 to March 1987 and as President and Chief Executive Officer from March 1987 to January 1992 of Consolidation Coal Company. Prior to March 1977, Mr. Brown was employed by Conoco, including most recently as Senior Vice President--Personnel. Mr. Brown serves as a Director of Remington Arms Co., Inc. He also has served as a Director and Chairman of the Bituminous Coal Operators Association Negotiating Committee, is a past Chairman of the National Mining Association, a Director and former Chairman of the Coal Industry Advisory Board of the International Energy Agency and a Trustee of the Nature Conservancy. Mr. Brown holds honorary doctorates from several colleges, including Bluefield State College, Robert Morris College, Waynesburg College, and Wheeling College. He is a graduate of the University of Arkansas.

Dr. Ing. Dieter Henning has been a member of the Board of CONSOL Energy Inc. and CONSOL Inc. since November 1, 1994 where he serves as a representative of Rheinbraun A.G. He started as Superintendent Mine Operations at the former Frechen open cast mine of Rheinbraun A.G. in 1969. After various positions in the headquarters and mines of Rheinbraun A.G., he was promoted to General Manager of the Hambach open cast mine in 1977. From 1990 to 1993 he served as Chairman of the Executive Board and Chief Executive Officer of the Lausitzer Braunkohle A.G. (LAUBAG), Senftenberg, the major company that was formed as a result of the privatization of the East-German lignite production. In 1993, he became Chairman of the Executive Board and Chief Executive Officer of Rheinbraun A.G. and is a member of the Executive Board of RWE A.G. Mr. Henning holds a degree (Diplom Ingenieur) in mine engineering from Clausthal Technical University in Germany. He holds a doctor's degree (Dr.-Ing.) in mining from Clausthal University and a honorary doctor's degree (Dr.-Ing.E.h.) from Aachen University.

Berthold Bonekamp has served on the Board of CONSOL Energy Inc. and CONSOL Inc. since July 1998 where he serves as a representative of Rheinbraun A.G. He started at the Accounting Department of Rheinbraun A.G. in 1981. He held a variety of positions in the Rheinbraun Accounting Department and was promoted to Vice President and Division Head--Corporate Development, Organization and Information Processing in 1994. From 1995 to 1998 he served as Chairman of the Executive Board and Chief Executive Officer of RV Rheinbraun Handel und Dienstleistungen GmbH, Cologne, the trading and logistic services branch of the Rheinbraun group. In 1998 he became member of the Executive Board of Rheinbraun A.G., where he serves as Executive Vice President--International Operations. Mr. Bonekamp holds a mechanical engineering degree from the Muenster College of Applied Science and holds a master's degree in business administration (Diplom-Kaufmann) from Muenster University in Germany.

Bernd Jobst Breloer has served on the Board of CONSOL Energy Inc and CONSOL Inc. since September 1998, where he serves as a representative of Rheinbraun A.G. Mr. Breloer has held various executive positions in the RWE A.G. group's nuclear division. From 1988 to 1992 he served as Chairman of the Executive Board and as Chief Executive Officer of Nukem GmbH, the group's nuclear fuel cycle services entity. In 1993, he joined Rheinbraun A.G., where he became member of the Executive Board with responsibility for the Finance and Accounting Division. Mr. Breloer holds a master's degree in business administration (Diplom-Kaufmann) from Muenster University in Germany.

Following the offering, CONSOL Energy Inc. will have a Board of Directors consisting of the then current members of the Board of Directors and one other person who will not be an officer or director of CONSOL Energy or Rheinbraun.

The Board of Directors will appoint members to a Compensation Committee of the Board of Directors and an Audit Committee of the Board of Directors. Both such committees will be comprised solely of independent directors. The Compensation Committee will establish remuneration levels for certain officers of CONSOL Energy and perform such functions as may be delegated to it under certain benefit and executive compensation programs. The Audit Committee will select and engage the independent public accountants to audit CONSOL Energy's annual financial statements. The Audit Committee will also review and approve the planned scope of the annual audit. The Board of Directors may from time to time establish certain other committees to facilitate the management of CONSOL Energy.

Director Compensation

Each of Mr. Brown, Dr. Henning, Mr. Bonekamp and Dr. Zimmermann received fees of $18,000 for serving as members of the Board of Directors for 1998. It is anticipated that directors other than Mr. Whitmire who are not employees or officers of CONSOL Energy Inc. or any of its subsidiaries will be paid an annual Board membership fee of $30,000, an attendance fee of $2,000 for each meeting of the Board of Directors, an attendance fee of $1,000 for each meeting of any committee of the Board of Directors and initial stock options of 4,000 shares and an annual grant of stock options of 2,000 shares. The chairman of each board committee will be paid an annual fee of $2,000.

Engagement Agreement with John L. Whitmire. CONSOL Energy Inc. entered into an agreement with Mr. Whitmire on February 22, 1999 pursuant to which he was engaged as the non-executive Chairman of the Board of both CONSOL Energy Inc. and CONSOL Inc., subject to election by each corporation's stockholders. Under the terms of the agreement, Mr. Whitmire will receive cash compensation of $100,000, shares of common stock having a fair market value of $225,000 and stock options having a fair market value of $25,000 each year. Mr. Whitmire was elected to serve as the Chairman of the Board by the stockholders of CONSOL Energy Inc. and CONSOL Inc. on March 3, 1999.

Executive Compensation

The following table discloses the compensation awarded to or earned by Mr. Harvey and the other four most highly compensated executive officers at December 31, 1998 whose annual salary plus other forms of compensation exceeded $100,000.

                           Summary Compensation Table

                        -------------------------------------------------------

                                                                         Long-Term
                                          Annual Compensation           Compensation
                                  ------------------------------------- ------------
                                                         Other Annual       LTIP        All Other
Name and Principal Position  Year Salary ($) Bonus ($) Compensation ($) Payments ($) Compensation ($)
---------------------------  ---- ---------  --------- ---------------- ------------ ---------------
J. Brett Harvey........      1998  390,000     149,050     128,227              0         26,800
President and
Chief Executive Officer
B.R. Brown.............      1998        0   3,418,711           0              0        558,000
Chairman of the Board
C. Wesley McDonald.....      1998  283,200     175,000           0        223,380         16,796
Executive Vice President
Ronald J. FlorJancic...      1998  207,900     195,000           0        186,150         11,597
Executive Vice President
Ronald E. Smith........      1998  211,150     132,000           0        161,330         14,568
Executive Vice President

All other annual compensation for Mr. Harvey includes $107,000 in relocation assistance.

All other compensation for Mr. Brown includes $540,000 paid to Mr. Brown under a consulting agreement among Mr. Brown and CONSOL Energy Inc. and CONSOL Inc. and a $18,000 retainer fee for serving as a Director of CONSOL Energy Inc. and CONSOL Inc.

All other compensation for Messrs. McDonald, FlorJancic and Smith includes matching contributions to CONSOL Inc.'s employee investment plan and the payment of insurance premiums.

Long-Term Incentive Plan

Certain officers of CONSOL Energy and its subsidiaries participate in a long-term incentive plan which is administered by the Vice President--Human Resources of CONSOL Inc. at the direction of the Chairman of the Board of Directors of CONSOL Energy Inc. The Board of Directors may adjust award targets to reflect certain extraordinary events, including strategic restructuring and new investments for capital expansion. The Board of Directors has the discretion to terminate, suspend, withdraw or modify the long-term incentive plan in whole or in part.

Awards under the long-term incentive plan are based on CONSOL Energy's results of operations. Performance targets are tied to after tax operating income and operating cash flow. Awards under the long-term incentive plan are granted in units, each of which has a nominal value of $100. The awards have a three-year term and are payable in the year after the term. The target for the first year is the profit objective of CONSOL Energy for that year. Years two and three are based upon targets stated in CONSOL Energy's long-term business plan in place prior to the beginning of the award cycle. Awards may vary from 0% to 150% of the nominal value of the unit depending upon the targeted results of operations for CONSOL Energy. For example, if the results of operations average 100% of the target for the relevant period, each unit would have a value of $100. If the results of operations average less than 80% of the target for the relevant period, each unit would have a value of $0. If the results of operations average 150% or more of the target for the relevant period, each unit would have a value of $150. A recipient may elect to receive payment when an award is earned or may defer the payment of such award. Deferred awards accrue compounded interest at an annual rate equal to Moody's AAA 10-year municipal bond rate.

The following table provides certain information with respect to awards granted to Mr. Harvey and the other four most highly compensated executive officers during the year ended December 31, 1998.

                         Long-Term Incentive Plan Table

                                   --------------------------------------------

                                                  Estimated Future Payouts under
                                                    Non-Stock Price-Based Plans
                                                  -----------------------------------
                                    Performance
                         Number of Period Until    Threshold   Target      Maximum
Name                       Units   Payout (Years)     ($)        ($)         ($)
------------------------ --------- -------------  ----------- ----------- -----------
J. Brett Harvey.........   4,000          3                0      400,000     600,000
B.R. Brown..............       0        --               --           --          --
C. Wesley McDonald......   1,700          3                0      170,000     255,000
Ronald J. FlorJancic....   2,000          3                0      200,000     300,000
Ronald E. Smith.........   1,400          3                0      140,000     210,000

DuPont Stock Options

Employees of CONSOL Energy Inc. and its subsidiaries had been granted stock options to purchase shares of DuPont common stock. No further stock options had been granted after 1991 when Rheinbraun purchased a 50% interest in CONSOL Energy. As a result of the repurchase of shares of common stock from DuPont Energy, no DuPont stock options held by employees of CONSOL Energy Inc. and its subsidiaries will be exercisable after November 5, 1999. The following table provides information with respect to DuPont stock options held by executive officers during 1998.

   Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR
                                     Values

                                 ----------------------------------------------

                                                             Number of
                                                             Securities    Value of
                                                             Underlying  Unexercised
                                                            Unexercised  In-the-Money
                                                            Options/SARs Options/SARs
                         Shares Acquired                    at FY-End(#) at FY-End($)
Name                     on Exercise (#) Value Realized ($) Exercisable  Exercisable
------------------------ --------------- ------------------ ------------ ------------
J. Brett Harvey.........          0                --               0          --
B.R. Brown..............          0                --               0          --
C. Wesley McDonald......          0                --               0          --
Ronald J. FlorJancic....      3,650            149,964          6,600      210,800
Ronald E. Smith.........     24,880          1,066,939         11,982      399,018

All of the stock options held by Messrs. FlorJancic and Smith are presently exercisable, and CONSOL Energy expects that they will be exercised prior to their expiration on November 5, 1999 to the extent that exercise prices are less than the then current market price for DuPont common stock.

Mr. FlorJancic has stock options for:

  .  3,050 DuPont shares exercisable at $24.625 per share,

  .  3,300 DuPont shares at $18.00 per share, and

  .  250 DuPont shares at $19.625 per share.

Mr. Smith has stock options for:

  .  3,270 DuPont shares exercisable at $16.125 per share,

  .  206 DuPont shares at $19.625 per share,

  .  4,446 DuPont shares at $18.00 per share, and

  .  4,060 DuPont shares at $24.625 per share.

1999 Equity Incentive Plan

CONSOL Energy has adopted the CONSOL Energy Inc. Equity Incentive Plan. The plan provides for:

  . grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards to key employees, consultants or advisers of CONSOL Energy or its affiliates; and

  . grants of nonqualified stock options and deferred stock units to non-employee directors which, for the purposes of the Equity Incentive Plan, will include directors who are employees of Rheinbraun.

The plan will be administered by the Board of Directors. However, the Board of Directors may delegate its authority to a compensation committee composed of persons who

  . are "nonemployee directors," to the extent that is necessary to comply with federal securities regulations and

  .  are "outside directors," to the extent that CONSOL Energy is subject to
     Section 162(m) of the Internal Revenue Code and an award is intended to qualify as performance-based compensation under that section.

The Board of Directors will have full authority to determine the terms and conditions of awards and prescribe, amend and rescind the rules and regulations relating to the plan.

The initial number of shares of common stock reserved for issuance under the plan is 3,250,000, of which 1,000,000 are available for issuance of awards other than stock options. Shares covered by forfeited awards, awards settled for cash or otherwise terminated or awards canceled without the delivery of shares, will be available for reuse under the plan. Shares delivered to exercise awards, or withheld to satisfy tax withholding requirements, also will become available for grant under the plan. The shares issuable under the plan may be drawn from either authorized but previously unissued shares or from reacquired shares, including shares purchased by CONSOL Energy on the open market and held as treasury shares. Awards under the plan and the number of shares available for award may be equitably adjusted in the event of stock dividends, stock splits, mergers or other reorganizations.

Material Features

The exercise price per share of options and stock appreciation rights generally will equal or exceed the fair market value of a share on the grant date, and may be satisfied in cash, cash equivalents or, in the discretion of the Board of Directors by exchanging shares owned by the participant, or by a combination of these methods. Stock awards and performance awards may provide for the right to receive cash or common stock at a future date for an amount established by the Board of Directors or for no consideration. In addition, the Board of Directors may establish a program under which restoration options are granted to employees utilizing shares to pay the exercise price of outstanding options.

Awards will be subject to other terms and conditions, including performance goals, relating to vesting, exercisability and forfeiture as may be established by the Board of Directors and reflected in an award agreement. The Board of Directors will set forth in the applicable award agreement the treatment of stock options and stock appreciation rights in the event that the employment of a participant is terminated. Any awards may provide that the participant has the right to receive currently, or on a deferred basis, dividends or dividend equivalents and other cash payments. Upon a change in control, unvested outstanding awards may vest or have all restrictions lifted, in the discretion of the Board of Directors. Unless otherwise provided in an award agreement, awards are nontransferable.

Non-Employee Director Awards

The Board of Directors may provide that all or any portion of a non-employee director's annual retainer and/or meeting fees may be payable, either automatically, or at the election of the non-employee director, in the form of deferred stock units. These awards will be subject to the terms and conditions established by the Board of Directors.

Non-employee directors will receive an initial grant of a non-qualified stock option to acquire 4,000 shares upon initial election to the Board of Directors, or, if later, CONSOL Energy's initial public offering. At the time of each annual meeting of shareholders, each non-employee director who has served as a director for at least one year will receive an option to acquire 2,000 shares. Each option will have an exercise price per share equal to the fair market value of a share on the grant date. The options will vest ratably and become exercisable in one-third increments on each anniversary of the grant date, subject to accelerated vesting upon death, disability or retirement at normal retirement age for directors. Options granted to non-employee directors generally will have a ten-year term.

Amendments and Termination

The Board of Directors may amend, alter, suspend, discontinue, or terminate the plan or any provision at any time, provided that no such action will be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement with which the Board of Directors deems it necessary or desirable to comply.

No award of incentive stock options may be granted under the plan after the tenth anniversary of the effective date.

Stock Options Grants as of Offering

At the time of this offering, the Board of Directors of CONSOL Energy Inc. will grant to certain employees nonqualified stock options to acquire an aggregate of approximately 800,000 shares of common stock at an exercise price equal to the initial public offering price. The following table sets forth the number of shares subject to stock options to be awarded to the five most highly compensated executive officers in 1998:

                                                                      -----

   Name                                                                  Number
   ----                                                                  -------
   J. Brett Harvey...................................................... 120,000
   B.R. Brown...........................................................       0
   C. Wesley McDonald...................................................  60,000
   Ronald J. FlorJancic.................................................  60,000
   Ronald E. Smith......................................................  44,000

The stock options granted to these executive officers will terminate ten years after the date on which they were granted. The stock options will vest 25% per year, beginning one year after the grant date. The vesting of the options will accelerate in the event of death, disability or retirement and may accelerate upon a change of control of CONSOL Energy. The stock options will terminate upon the occurrence of the following events:

  . immediately, if the employee is terminated for cause or his employment has been terminated for any other reason and he breaches a covenant not to compete with CONSOL Energy;

  . within three months if the employee is terminated without cause or does so voluntarily; or

  .  within three years upon the death of the option holder.

The stock options will not terminate earlier than provided upon their grant if the employee retires or is disabled.

Employment Agreements

Employment Agreement With Mr. Harvey. J. Brett Harvey entered into an employment agreement with CONSOL Energy Inc. and CONSOL Inc. on December 11, 1997. Under the terms of this contract, Mr. Harvey assumed his current positions as the President and Chief Executive Officer of both companies on January 1, 1998. The employment agreement terminates on December 31, 2002 unless it is terminated earlier. Mr. Harvey's employment will terminate if:

  . he becomes disabled and would be eligible to receive disability benefits under CONSOL Inc.'s employee retirement plan,

  .  if either party terminates the agreement or

  . for cause as determined by the Board of Directors of CONSOL Energy at any time.

If the agreement is terminated other than by CONSOL Energy for cause or if Mr. Harvey resigns, Mr. Harvey will receive severance payments in an amount equal to any incentive compensation received in the preceding 12 months and his then current base salary. These amounts would be paid to Mr. Harvey until the end of the term of the employment agreement. In the event of termination for cause, Mr. Harvey's compensation and benefits terminate at the end of the month in which the notice of termination is given.

As compensation for his services during the term of the employment agreement, Mr. Harvey receives a yearly base salary of $390,000. He is entitled to participate in all incentive compensation programs for senior management of CONSOL Inc., including short-term and long-term incentive pay programs. He also is eligible for all employee benefit plans and policies applicable to CONSOL Inc. employees. For employee retirement plans purposes, Mr. Harvey will receive 11 years of additional service credit representing his years of employment at PacifiCorp, deducting from any such benefits amounts payable to him pursuant to any retirement or similar plans of PacifiCorp.

Mr. Harvey's employment agreement contains certain confidentiality and non-competition obligations. Mr. Harvey must keep CONSOL Energy's non-public information confidential during the term of the employment agreement and for a period of 12 months after his termination. Mr. Harvey has agreed not to compete with the business of CONSOL Energy for so long as he receives severance benefits under the terms of the employment agreement.

Consulting Arrangement With Mr. Brown. Mr. Brown entered into an agreement with CONSOL Inc. which provides that Mr. Brown will serve as a general consultant until January 31, 2000. Mr. Brown will receive a base consulting fee of $360,000 per year. If Mr. Brown works more than six days in any month, CONSOL Inc. will pay him a consulting fee of $5,000 for each additional day. Mr. Brown also is entitled to reimbursement of out-of-pocket expenses which he reasonably incurs in connection with the performance of his services under this agreement. Mr Brown also is entitled to benefits available to retirees of CONSOL Inc.

The consulting agreement binds Mr. Brown to certain confidentiality and non-competition obligations. Mr. Brown must keep the non-public information of CONSOL Inc. confidential at all times. During the term of the consulting agreement and for one year after it terminates, Mr. Brown has agreed not to compete with the business of CONSOL Inc.

              Certain Relationships and Related Party Transactions

Purchase of Shares from DuPont Energy

Indemnification Under Purchase Agreement. In November 1998, CONSOL Energy purchased 51,139,156 shares of common stock from DuPont Energy for a purchase price of $500 million. The purchase of shares from DuPont Energy was completed under an agreement entered into in September 1998 among DuPont, DuPont Energy, Rheinbraun and CONSOL Energy. DuPont agreed to indemnify Rheinbraun and CONSOL Energy in respect of any losses incurred by Rheinbraun as a result of the purchase of shares from DuPont Energy, and 47% of any and all losses incurred by CONSOL Energy arising or related to the period prior to the closing date of the purchase of shares from DuPont Energy with respect to the following:

  . environmental matters, which include the failure to obtain any permits or to comply with laws governing the generation, handling, storage, transportation, disposal or remediation of hazardous material only to the extent these losses exceed $50 million,

  .  litigation, only to the extent losses then exceed $40 million,

  .  taxes, and

  .  properties of Conoco or its mineral divisions.

Except for indemnification as to the mineral divisions of Conoco, DuPont is only obligated to indemnify CONSOL Energy and Rheinbraun at such time that all losses exceed $20 million, calculated on a pre-tax basis. At that time, DuPont's indemnification will include the first $20 million of losses. DuPont is obligated to indemnify CONSOL Energy and Rheinbraun for liabilities arising out of the mineral division of Conoco on a dollar-for-dollar basis. In no event will DuPont's indemnification obligations in the aggregate exceed $500 million.

The agreement provides that DuPont will have two demand registration rights at DuPont's expense prior to December 31, 2001.

Payment of Dividends

Prior to the closing of the purchase of shares from DuPont Energy, CONSOL Energy paid a dividend of $60 million. In December 1998, CONSOL Energy paid an additional dividend of $20 million. Before this offering, CONSOL Energy intends to declare a dividend of $22.5 million payable to its current stockholders in the second quarter of 1999. Purchasers of common stock issued in this offering will not receive this dividend.

Registration Rights

In connection with the purchase of shares from DuPont Energy, DuPont and DuPont Energy agreed not to dispose of any of the remaining shares of common stock held by DuPont Energy during the 180 days after the closing date of the purchase of shares from DuPont Energy. This includes securities issued in exchange for, in lieu of or as a dividend on such shares of common stock. After the 180 days, DuPont Energy will have the right to dispose of the shares:

  . pursuant to registration rights previously granted to DuPont Energy under the shareholders agreement, or

  .  in a private sale or sales conforming to the Securities Act of 1933.

DuPont Energy may not, and DuPont will cause DuPont Energy not to, effect any public sale of shares during the seven days prior to and the 90 days after any underwritten registered financing by CONSOL Energy has become effective or such longer period, not to exceed 180 days, as the underwriter may require consistent with customary practice.

CONSOL Energy and Rheinbraun A.G. and Rheinbraun U.S. GmbH have entered into a registration rights agreement that provides that, upon the request of Rheinbraun A.G. or Rheinbraun U.S. GmbH, CONSOL Energy will use its best efforts to effect the registration under applicable federal and state securities laws of any of the shares of common stock or any other securities issued with respect to such common stock. Rheinbraun also will have the right to include these securities in other registrations of securities initiated by CONSOL Energy on its own behalf or on behalf of its other stockholders. CONSOL Energy generally will be required to pay all out-of-pocket costs and expenses in connection with each such registration. The registration rights will be assignable by Rheinbraun. The agreement contains customary terms and provisions with respect to registration procedures and indemnification and contribution.

Purchase of Properties from Rheinbraun

A subsidiary of CONSOL Energy has agreed to acquire approximately 3,500 acres of coal, oil and gas properties in Tazewell County, Virginia and three permits related to the properties from subsidiaries of Rheinbraun. The purchase price will be $1 and the assumption of reclamation liabilities that have been estimated by CONSOL Energy at $200,000. The properties were purchased by the subsidiaries of Rheinbraun in 1997 for $140,000 as part of the resolution of litigation between Rheinbraun and a developer that owned the properties and to which Rheinbraun had loaned approximately $10 million.

Other Information About Related Party Transactions

See Note 3 of Notes to the Consolidated Financial Statements for information with respect to other transactions between CONSOL Energy and affiliates of CONSOL Energy.

                             Principal Stockholders

The following table sets forth at April 19, 1999 information with respect to beneficial ownership of the common stock before and after the completion of this offering. The shares identified as beneficially owned by RWE A.G. are shares held of record by Rheinbraun A.G. and Rheinbraun U.S. GmbH, direct and indirect wholly owned subsidiaries of RWE A.G. RWE A.G. is a publicly held company in Germany. The shares identified as beneficially owned by E.I. du Pont de Nemours and Company are shares held of record by DuPont Energy Company, a wholly owned subsidiary of DuPont. The address of the directors and executive officers of CONSOL Energy is c/o CONSOL Inc., 1800 Washington Road, Pittsburgh, Pennsylvania 15241.

--------------------------------------------------------------------------------

                                           Common Stock Beneficially Owned
                                       -----------------------------------------
                                       Before the Offering    After the Offering
                                       -----------------------------------------
Name and Address                         Number     Percent     Number   Percent
----------------                       ------------ -------------------- -------
RWE A.G. .............................   54,403,357    94.3%  54,403,357  67.8%
 Opernplatz 1
 45128 Essen, Germany

E.I. du Pont de Nemours and Company...    3,264,201     5.7%   3,264,201   4.1%
 1007 Market Street
 Wilmington, Delaware 19898

J. Brett Harvey.......................          --      --           --    --

C. Wesley McDonald....................          --      --           --    --

Ronald E. Smith.......................          --      --           --    --

Ronald J. FlorJancic..................          --      --           --    --

John L. Whitmire......................          --      --           --    --

B.R. Brown............................          --      --           --    --

Dr. Dieter Henning....................          --      --           --    --

Berthold Bonekamp.....................          --      --           --    --

Bernd Breloer.........................          --      --           --    --

Dr. Rolf Zimmerman....................          --      --           --    --

All directors and executive officers
 as a group
 (14 persons).........................          --      --           --    --

                        Shares Eligible for Future Sale

After this offering, CONSOL Energy will have 80,267,558 shares of common stock outstanding. If the underwriters exercise their over-allotment option in full, CONSOL Energy will have a total of 83,657,558 shares outstanding. All of the common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, except for shares acquired by CONSOL Energy's directors and senior officers. Rheinbraun and CONSOL Energy's directors and senior officers who are purchasing common stock in this offering have agreed not to sell or dispose of any common stock for a period of 180 days after the date of this prospectus, without J.P. Morgan Securities Inc.'s prior written consent. DuPont has agreed with CONSOL Energy not to effect any public sale of shares for 180 days after the date of this prospectus. CONSOL Energy can give no assurance concerning how long these parties will continue to hold their common stock after this offering. See "Risk Factors--Shares Eligible for Future Sale" and "Underwriting."

Any common stock held by one of CONSOL Energy's affiliates will be subject to the resale limitations required by Rule 144 under the Securities Act of 1933. Rule 144 defines an affiliate as a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the issuer. After this offering, Rheinbraun will be an affiliate of CONSOL Energy. Therefore, as long as Rheinbraun remains an affiliate, Rheinbraun may sell its common stock only:

  . under an effective registration statement under the Securities Act of 1933;

  .  under Rule 144; or

  .  under another exemption from registration.

Rheinbraun is not under any contractual obligation to retain its common stock, except during the 180-day period noted above.

In general, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

  .  1% of the total number of shares of common stock then outstanding and

  . the average weekly trading volume of the common stock during the four weeks preceding the stockholder's required notice of sale.

Rule 144 requires stockholders to aggregate their sales with other affiliated stockholders for purposes of complying with this volume limitation. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the volume limitation and notice requirements of Rule 144.

DuPont and Rheinbraun each is entitled to require CONSOL Energy to register its shares for sale under the Securities Act of 1933 after the expiration of the 180-day period noted above. See "Certain Relationships and Related Party Transactions--Registration Rights."

CONSOL Energy cannot estimate the number of shares of common stock that may be sold by third parties in the future because such sales will depend on market prices, the circumstances of sellers and other factors.

Prior to this offering, there has been no market for the common stock. CONSOL Energy can make no prediction about the effect, if any, that future sales of common stock or the availability of such shares for sale would have on the prevailing market price of the common stock. Nevertheless, future sales by CONSOL Energy, Rheinbraun or DuPont of substantial amounts of common stock, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. In addition, sales and the perception of likely sales could impair CONSOL Energy's ability to raise additional capital through the sale of additional common stock or other equity securities.

                          Description of Capital Stock

CONSOL Energy's authorized capital stock consists of 500,000,000 shares of common stock, $.01 par value per share and 15,000,000 shares of preferred stock, $.01 par value per share. After giving effect to the offering, the issued and outstanding capital stock of CONSOL Energy will consist of 80,267,558 shares of common stock, or 83,657,558 if the underwriters' over-allotment option is exercised in full.

Common Stock

As of April 19, 1999, there were 57,667,558 shares of common stock outstanding, which were held of record by three stockholders. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Cumulative voting of shares of common stock is prohibited, which means that the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors. Except as otherwise required by applicable law, a majority vote is sufficient for any act of stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for the payment of dividends. In the event of the liquidation, dissolution, or winding up of CONSOL Energy, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and amounts owed to holders of preferred stock. The holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable, and all of the shares of common stock offered in this offering, when issued, will be fully paid and nonassessable.

Preferred Stock

CONSOL Energy is authorized to issue up to 15,000,000 shares of preferred stock. The Board of Directors is authorized to establish the powers, rights, preferences, privileges and designations of one or more series of preferred stock without further stockholder approval. To date, no shares of preferred stock have been issued, and the Board of Directors does not have any current plans to issue shares of preferred stock.

The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers of the holders of common stock, including their voting rights. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of CONSOL Energy including transactions in which the stockholders might otherwise receive a premium for their shares over the then current market prices.

Corporate Opportunities Policy

In order to address potential conflicts of interest between CONSOL Energy and Rheinbraun A.G., the Restated Certificate of Incorporation recognizes that Rheinbraun A.G. and CONSOL Energy may engage in the same or similar activities or lines of business and have an interest in the same corporate opportunities.

The Restated Certificate provides that Rheinbraun will have the right to:

  . engage in the same or similar activities or lines of business as CONSOL Energy;

  . do business with potential or actual customers or suppliers of CONSOL Energy; and

  . employ or otherwise engage or solicit for such purpose any officer, employee or director of CONSOL Energy.

Neither Rheinbraun A.G. nor any of its officers, directors, employees or agents will be liable to CONSOL Energy, its stockholders, or any other person for breach of any fiduciary duty or duty of loyalty by reason of any such activities of Rheinbraun A.G. If Rheinbraun A.G. acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both Rheinbraun A.G. and CONSOL Energy, Rheinbraun A.G. will not have any duty to communicate or offer such corporate opportunity to CONSOL Energy and will not be liable to CONSOL Energy, its stockholders or any other person for breach of any fiduciary duty or duty of loyalty as a stockholder of CONSOL Energy by reason of the pursuit or acquisition by Rheinbraun A.G. of such corporate opportunity for itself, the direction of such corporate opportunity to another person, or the omission to communicate information regarding such corporate opportunity to CONSOL Energy.

If a director or officer of CONSOL Energy who is also a director, officer, employee or agent of Rheinbraun A.G. acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both CONSOL Energy and Rheinbraun A.G., such director or officer:

  . shall be deemed to have fully satisfied and fulfilled any fiduciary or other duties of such director or officer to CONSOL Energy, its stockholders, and any other person with respect to such corporate opportunity;

  . shall not be liable to CONSOL Energy or its subsidiaries for breach of any fiduciary or other duties;

  . shall be deemed to have acted in good faith and in a manner such person reasonably believes to be in and not opposed to the best interests of CONSOL Energy; and

  . shall not be deemed to have breached any duty of loyalty or other duty such person may have to CONSOL Energy or its stockholders or to have derived an improper benefit,

if such director or officer acts in a manner consistent with the following policy: a corporate opportunity offered to any person who is a director or officer of CONSOL Energy and who is also a director, officer, employee or agent of Rheinbraun A.G. shall belong to CONSOL Energy if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of CONSOL Energy; otherwise, such corporate opportunity shall belong to Rheinbraun A.G.

Any person purchasing or otherwise acquiring any interest in shares of the capital stock of CONSOL Energy will be deemed to have notice of and to have consented to the provisions of the Restated Certificate of Incorporation governing corporate opportunities.

For purposes of the provision of the Restated Certificate of Incorporation governing corporate opportunities:

  . the term "CONSOL Energy" means CONSOL Energy and all corporations, partnerships, joint ventures, associations and other entities in which the CONSOL Energy beneficially owns, directly or indirectly, 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests;

  . the term "Rheinbraun A.G." means Rheinbraun A.G., its parent corporation RWE A.G., and all corporations, partnerships, joint ventures, associations and other entities, other than CONSOL Energy, as defined, in which Rheinbraun A.G. or RWE A.G. beneficially owns, directly or indirectly, 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests; and

  . the term "corporate opportunity" includes, but is not limited to, business opportunities:

      .   which CONSOL Energy is financially able to undertake,

      . which are, from their nature, in the line or lines of CONSOL Energy's business, would be of practical advantage to it, and in which CONSOL Energy has an interest or a reasonable expectancy, and

      . as to which, by embracing the opportunity, the self-interest of Rheinbraun A.G. or the officer, director, employee or agent, as the case may be, will be brought into conflict with that of CONSOL Energy.

The corporate opportunities provisions of the Restated Certificate of Incorporation will expire on the date that Rheinbraun A.G. ceases to own beneficially common stock representing at least 20% of the total voting power of all classes of outstanding stock of CONSOL Energy and there is not any person who is a director or officer of CONSOL Energy who is also a director or officer of Rheinbraun A.G.

Limitation of Liability and Indemnification Matters

As permitted by applicable provisions of the Delaware General Corporation Law, the Restated Certificate of Incorporation contains a provision eliminating, to the fullest extent permitted by the Delaware General Corporation Law as it exists or may in the future be amended, the liability of a director to CONSOL Energy and its stockholders for monetary damages for breaches of fiduciary duty as a director except for:

  . any breach of the director's duty of loyalty to CONSOL Energy or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

  . payment of dividends, stock purchases or redemptions that violate the Delaware General Corporation Law; or

  . any transaction from which the director derived an improper personal benefit.

CONSOL Energy's By-laws also provide that any present or prior director, officer, employee or agent of CONSOL Energy shall be indemnified by CONSOL Energy as of right to the full extent permitted by the Delaware General Corporation Law against any liability, cost or expense asserted against and incurred by such person by reason of his serving in such capacity. This right to indemnification includes the right to be paid the expenses incurred in defending any action, suit or proceeding in advance of its final disposition.

RWE A.G. currently maintains insurance on behalf of officers and directors of its subsidiaries, including CONSOL Energy and its subsidiaries.

Delaware Statute

CONSOL Energy is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that a corporation generally may not engage in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder. Section 203 applies unless:

  . prior to the time a stockholder becomes an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

  . on or after such date the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

An "interested stockholder" is defined to include:

  . any person that is the owner of 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the relevant date; and

  .  the affiliates and associates of any such person.

Section 203 defines a business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of any loans, advances, guarantees, pledges or other financial benefits provided through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation during the three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed under Section 203.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is First Chicago Trust Company of New York.

                               Tax Considerations

The following is a general discussion of United States federal tax considerations applicable to the ownership and disposition of common stock by "Non-U.S. Holders." In general, a "Non-U.S. Holder" is a beneficial owner of common stock other than:

  .  a citizen or resident of the United States,

  . a corporation or partnership created or organized in the United States or under the laws of the United States or of any state,

  . an estate or partnership, the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or

  . a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. fiduciaries have the authority to control all substantial decisions.

An individual generally may be deemed a resident of the United States by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during the prior three year period ending in the current calendar year. For such purposes one counts all days present in the current calendar year, one-third of the days present in the immediately preceding calendar year, and one-sixth of the days present in the second preceding calendar year. The term "Non-U.S. Holder" does not include individuals who were United States citizens within the ten-year period immediately preceding the date of this prospectus and whose loss of United States citizenship had as one of its principal purposes the avoidance of United States taxes.

The following summary deals only with common stock held as capital assets within the meaning of Section 1221 of the Internal Revenue Code and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, tax exempt organizations, or persons holding common stock as a part of a hedging or conversion transaction or a straddle. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code and Treasury regulations, related administrative and judicial decisions which have been rendered or published prior to the date of this prospectus, and such authorities may be repealed, revoked or modified with possible retroactive effect so as to result in federal income and estate tax consequences different from those discussed below.

Prospective investors may want to consult their own tax advisers regarding the United States federal, state, local and non-United States income and other tax consequences of holding and disposing of shares of common stock resulting from their particular circumstances.

Dividends

If dividends are paid on the common stock, these payments will be treated as dividends for United States federal income tax purposes to the extent of CONSOL Energy's current or accumulated earnings and profits as determined under U.S. income tax principles. The portion of a payment that exceeds earnings and profits will be treated as a return of capital to the extent of each Non-U.S. Holder's tax basis in the common stock. The portion of a payment that exceeds such earnings and profits and tax basis will be treated as a gain from the sale or other disposition of the common stock to the extent of such excess, with the tax consequences described below under "Sale of Common Stock."

In general, any dividends paid to a Non-U.S. Holder of common stock will be subject to United States withholding tax at a 30% rate, or a lower rate prescribed by an applicable tax treaty, unless the dividends are either

  . effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or

  . if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder.

For purposes of determining whether tax is to be withheld at a 30% rate or at a lower rate as prescribed by an applicable tax treaty, CONSOL Energy will presume, consistent with currently effective Treasury Regulations, that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under the "Final Regulations," United States Treasury regulations applicable to dividends paid after December 31, 1999, a Non-U.S. Holder of common stock will be required to satisfy applicable certification and other requirements in order to claim the benefits of an applicable tax treaty. Dividends effectively connected with a United States trade or business or attributable to a United States permanent establishment generally will not be subject to withholding tax, provided certain certification requirements are met, and generally will be subject to United States federal tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. In the case of a Non-U.S. Holder that is a corporation, such dividend income so connected or attributable may also be subject to the branch profits tax at a 30% rate or a lower rate prescribed by an applicable income tax treaty. The branch profits tax is imposed on a foreign corporation on the repatriation from the United States of its effectively connected earnings and profits, subject to various adjustments that affect the calculation of "earnings and profits" for this purpose.

A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

Sale of Common Stock

In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain recognized upon the disposition of common stock unless:

  . the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if a tax treaty applies, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder,

  . in the case of a Non-U.S. Holder who is a nonresident alien individual and holds common stock as a capital asset, such individual is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" as defined for United States federal income tax purposes in the United States or
     (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States,

  . the Non-U.S. Holder is subject to the provisions of the United States tax law that are applicable to United States expatriates, or

  . subject to the exception discussed below, CONSOL Energy is or has been a United States real property holding corporation for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. CONSOL Energy believes that it is a United States real property holding corporation for United States federal income purposes.

If CONSOL Energy is or becomes a United States real property holding corporation, gains realized upon a disposition of common stock by a Non-U.S. Holder that does not directly or indirectly own more than 5% of the common stock during the shorter of the periods described above generally would not be subject to United States federal income tax so long as the common stock was "regularly traded" on an established securities market within the meaning of
Section 897(c)(3) of the Internal Revenue Code and the Treasury regulations promulgated under such section at the time of the disposition.

Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

CONSOL Energy must report annually to the IRS the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of the fact that such payments are not subject to the backup withholding and information reporting requirements described in the next paragraph and regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

United States backup withholding and information reporting, other than the reporting requirements described in the preceding paragraph, generally will not apply to dividends paid on common stock to a Non- U.S. Holder at an address outside the United States. United States backup withholding is generally imposed at the rate of 31% on certain payments to persons who fail to furnish the information required under the United States information reporting requirements.

The payment of proceeds from the disposition of common stock to or through a U.S. office of a U.S. broker will be subject to information reporting and United States backup withholding unless the owner, under penalties of perjury, certifies among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a U.S. or non- U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from the disposition of common stock paid to or through a non-United States office of a U.S. broker, or a non-U.S. broker that is:

  .  a United States person,

  . a "controlled foreign corporation" for United States federal income tax purposes, or

  . a foreign person 50% or more of whose gross income for a specified three-year period is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

Under the Final Regulations, the payment of dividends or the payment of proceeds from the disposition of common stock to a Non-U.S. Holder may be subject to information reporting and backup withholding unless such recipient satisfies applicable certification requirements or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  Underwriting

CONSOL Energy and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

                                                                ----------------
                                                                Number of Shares
Underwriters                                                    ----------------
J.P. Morgan Securities Inc. ...................................    10,260,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.............    10,260,000
Arnhold and S. Bleichroeder, Inc. .............................       160,000
Credit Suisse First Boston Corporation.........................       160,000
First Union Capital Markets Corp. .............................       160,000
Goldman, Sachs & Co. ..........................................       160,000
Morgan Stanley & Co. Incorporated..............................       160,000
NationsBanc Montgomery Securities LLC..........................       160,000
Salomon Smith Barney Inc. .....................................       160,000
Warburg Dillon Read LLC........................................       160,000
Wasserstein Perella Securities, Inc. ..........................       160,000
ABN AMRO Incorporated..........................................        80,000
Banc One Capital Markets, Inc. ................................        80,000
Commerzbank Capital Markets Corporation........................        80,000
Friedman, Billings, Ramsey & Co., Inc. ........................        80,000
Bayerische Hypo- und Vereinsbank AG............................        80,000
Mellon Financial Markets, Inc. ................................        80,000
Charles Schwab & Co., Inc. ....................................        80,000
Scotia Capital Markets (USA) Inc. .............................        80,000
                                                                ----------------
  Total........................................................    22,600,000
                                                                ================

The underwriting agreement provides that if the underwriters take any of the shares set forth in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.

The underwriters are offering the shares of common stock, subject to the prior sale of such shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price set forth on the cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $0.48 per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have the option to buy up to an additional 3,390,000 shares of common stock from CONSOL Energy to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions that CONSOL Energy will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                          Paid by CONSOL Energy
                                                         -----------------------
                                                             No         Full
                                                          Exercise    Exercise
                                                         ----------- -----------
Per share............................................... $0.80       $0.80
                                                         ----------- -----------
  Total................................................. $18,080,000 $20,792,000
                                                         =========== ===========

The underwriters may purchase and sell shares of common stock in the open market in connection with this offering. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or slowing a decline in the market price of the common stock while the offering is in progress. The underwriters may also impose a penalty bid, which means that an underwriter must repay to the other underwriters a portion of the underwriting discount received by it. An underwriter may be subject to a penalty bid if the representatives of the underwriters, while engaging in stabilizing or short covering transactions, repurchase shares sold by or for the account of that underwriter. These activities may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

CONSOL Energy estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $2,250,000.

CONSOL Energy has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

CONSOL Energy, Rheinbraun and directors and senior officers of CONSOL Energy have agreed with the underwriters not to dispose of or hedge any of their common stock, or securities convertible into or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities Inc. This agreement does not apply to any of CONSOL Energy's employee benefit plans existing on or outstanding as of the date of this prospectus or to shares issued by CONSOL Energy in connection with acquisitions. DuPont has agreed with CONSOL Energy not to effect any public sale of shares for 180 days after the date of this prospectus.

At CONSOL Energy's request, the underwriters have reserved shares of common stock for sale to directors, officers, employees and retirees of CONSOL Energy who have expressed an interest in participating in the offering. CONSOL Energy expects these persons to purchase no more than 5% of the common stock offered in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. The underwriters will offer unpurchased reserved shares to the general public on the same basis as the other offered shares. CONSOL Energy has agreed to reimburse Merrill Lynch, Pierce, Fenner & Smith Incorporated for its expenses in connection with the sale of reserved shares. These expenses are estimated to be $75,000.

CONSOL Energy has been authorized to list the common stock on the New York Stock Exchange under the trading symbol "CNX" subject to official notice of issuance.

It is expected that delivery of the shares will be made to investors on or about May 5, 1999.

There has been no public market for the common stock prior to this offering. CONSOL Energy and the underwriters negotiated the initial offering price. In determining the price, CONSOL Energy and the underwriters considered a number of factors in addition to prevailing market conditions, including:

  .  the history of and prospects for the coal industry;

  .  an assessment of CONSOL Energy's management;

  .  CONSOL Energy's present operations;

  .  CONSOL Energy's historical results of operations;

  .  the trend of CONSOL Energy's revenues and earnings; and

  .  CONSOL Energy's earnings prospects.

CONSOL Energy and the underwriters considered these and other relevant factors in relation to the prices of similar securities of generally comparable companies. Neither CONSOL Energy nor the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial offering price.

The underwriters and their affiliates have in the past engaged in commercial and investment banking transactions with CONSOL Energy and its affiliates in the ordinary course of business. They may continue to do so in the future.

                                 Legal Matters

The validity of the common stock will be passed upon for CONSOL Energy by Thelen Reid & Priest LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    Experts

The Consolidated Financial Statements of CONSOL Energy as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing in this prospectus, and are included in this prospectus in reliance upon their report given upon their authority as experts in accounting and auditing.

                                    Glossary

Accessible Reserves. Coal adjacent to and accessible by an active mine and that could be mined by that active mine but has not yet been assigned. In some cases, accessible reserves can be accessed by more than one mine.

Assigned Reserves. Coal that is designated to be mined by a specific mine.

Anthracite. The highest rank of economically usable coal with moisture content less than 15% by weight and heating value as high as 15,000 Btus per pound. It is jet black with a high luster. It is mined primarily in Pennsylvania.

Ash. Impurities consisting of iron, alumina and other incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.

Bituminous Coal. The most common type of coal with moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btus per pound. It is dense and black and often has well-defined bands of bright and dull material.

British Thermal Unit ("Btu"). A measure of the energy required to raise the temperature of one pound of water one degree Fahrenheit.

Coal Seam. Coal deposits occur in layers. Each such layer is called a "seam."

Continuous Mining. A form of underground room-and pillar mining, which involves the excavation of a series of "rooms" into the coal seam leaving "pillars" or columns of coal to help support the mine roof. A specialized cutting machine, the continuous miner, mechanizes the extraction procedure. Continuous miners tear the coal from the seam and load it onto conveyors or into shuttle cars in a continuous operation.

Longwall Mining. A form of underground mining in which two sets of parallel entries, which can be up to 1,000 feet apart, are joined together at their far ends by a crosscut, called the longwall. The longwall machine consists of a rotating drum that moves back and forth across the longwall. The loosened coal falls onto a conveyor for removal from the mine.

Metallurgical Coal. The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as "met" coal, it possesses four important qualities: volatility, which affects coke yield; the level of impurities, which affects coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Met coal has a particularly high Btu, but low ash content.

Nitrogen Oxide (NOx). A gas formed in high temperature environments such as coal combustion. It is reported to contribute to ground level ozone and visibility degradation.

Preparation Plant. Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to prepare it for use by a particular customer. The washing process has the added benefit of removing some of the coal's sulfur content.

Probable Reserves. Reserves for which quantity and/or quality are computed from information similar to that used for proved reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proved reserves, is high enough to assume continuity between points of observation.

Proved Reserves. Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reserves. That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Scrubber (flue gas desulfurization unit). Any of several forms of chemical/physical devices which operate to neutralize sulfur compounds formed during coal combustion. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, which must then be removed for disposal.

Steam Coal. Coal used by power plants and industrial steam boilers to produce electricity or process steam. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

Subbituminous Coal. Dull, black coal that ranks between lignite and bituminous coal. Its moisture content is between 20% and 30% by weight, and its heat content ranges from 7,800 to 9,500 Btus per pound of coal.

Sulfur. One of the elements present in varying quantities in coal. Sulfur dioxide (S0/2/) is produced as a gaseous by-product of coal combustion.

Tons. A "short" or net ton is equal to 2,000 pounds. A "long" or British ton is 2,240 pounds; a "metric" ton is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document.

Unassigned Reserves. Coal that has not yet been designated for mining by a specific operation but is part of the proved and probable reserve reported by the company at year-end.

                   Index to Consolidated Financial Statements

                                                                          Page
                                                                          ----
Independent Auditors' Report............................................. F-2
Consolidated Balance Sheets at December 31, 1997 and 1998................ F-3
Consolidated Statements of Income for the Years Ended December 31, 1996,
 1997 and 1998........................................................... F-4
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1996, 1997 and 1998........................................ F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1996, 1997 and 1998..................................................... F-6
Notes to Consolidated Financial Statements............................... F-7

                         Report of Independent Auditors

Board of Directors and Stockholders
CONSOL Energy Inc.

We have audited the consolidated balance sheets of CONSOL Energy Inc. and subsidiaries (CONSOL Energy) as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of CONSOL Energy's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CONSOL Energy at December 31, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Pittsburgh, Pennsylvania
February 15, 1999, except as to Note 23, as to which the date is February 26, 1999.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets
                             (Dollars in thousands)

                                                        ----------------------
                                                           At December 31,
                                                        ----------------------
                                                              1997        1998
                                                        ----------  ----------
ASSETS:
Current Assets
  Cash and Cash Equivalents............................ $   18,788  $   31,285
  Marketable Securities, Available-for-Sale............    114,829         --
  Accounts and Notes Receivable
    Trade..............................................    252,901     261,215
    Related Parties (Note 3)...........................      6,305       1,358
    Other Receivables..................................     23,392      26,760
  Inventories (Note 8).................................    140,724     170,574
  Deferred Income Taxes (Note 7).......................     94,027      96,412
  Prepaid Expenses.....................................     19,273      27,585
                                                        ----------  ----------
      Total Current Assets.............................    670,239     615,189
Property, Plant and Equipment (Note 9)
  Property, Plant and Equipment........................  4,506,797   4,844,035
    Less--Accumulated Depreciation, Depletion and
     Amortization......................................  2,067,707   2,157,023
                                                        ----------  ----------
      Total Property, Plant and Equipment--Net.........  2,439,090   2,687,012

Other Assets
  Deferred Income Taxes (Note 7).......................    201,270     245,076
  Advance Mining Royalties.............................    131,079     119,160
  Other................................................    106,333     196,953
                                                        ----------  ----------
      Total Other Assets...............................    438,682     561,189
                                                        ----------  ----------
      Total Assets..................................... $3,548,011  $3,863,390
                                                        ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current Liabilities
  Accounts Payable..................................... $  211,059  $  226,289
  Short-Term Notes Payable (Note 10)...................     55,051     551,719
  Current Portion of Long-Term Debt and Capital Lease
   Obligations.........................................      7,639     115,793
  Accrued Income Taxes.................................     13,581      11,260
  Other Accrued Liabilities (Note 11)..................    305,596     312,556
                                                        ----------  ----------
      Total Current Liabilities........................    592,926   1,217,617
Long-Term Debt
  Long-Term Debt (Note 12).............................    389,618     294,375
  Capital Lease Obligations (Note 13)..................        --       20,720
                                                        ----------  ----------
      Total Long-Term Debt.............................    389,618     315,095
Deferred Credits and Other Liabilities
  Postretirement Benefits Other Than Pensions (Note
   14).................................................  1,082,061   1,174,964
  Pneumoconiosis Benefits (Note 15)....................    500,429     483,423
  Mine Closing.........................................    232,767     277,026
  Workers' Compensation................................    177,453     212,807
  Reclamation..........................................     24,331      12,859
  Other................................................    245,661     272,820
                                                        ----------  ----------
      Total Deferred Credits and Other Liabilities.....  2,262,702   2,433,899
Stockholders' Equity (Deficit)
  Common Stock, $.01 Par Value; 500,000,000 Shares
   Authorized; 57,667,558 Issued and Outstanding in
   1998 and 108,806,714
   Issued and Outstanding in 1997......................      1,088         577
  Capital in Excess of Par Value.......................    801,916     302,427
  Retained Earnings Deficit............................   (500,239)   (405,602)
  Other Comprehensive Loss.............................        --         (623)
                                                        ----------  ----------
      Total Stockholders' Equity (Deficit).............    302,765    (103,221)
                                                        ----------  ----------
      Total Liabilities and Stockholders' Equity....... $3,548,011  $3,863,390
                                                        ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                       Consolidated Statements of Income
                             (Dollars in thousands)

                                               --------------------------------

                                                  Year Ended December 31,
                                            -----------------------------------
                                                   1996        1997        1998
                                            ----------- ----------- -----------
Sales-Outside.............................  $ 2,207,570 $ 2,146,936 $ 2,190,753
Sales-Related Parties (Note 3)............      128,444     138,261     104,677
Other Income (Note 4).....................       60,940      64,441      54,562
                                            ----------- ----------- -----------
  Total Revenue...........................    2,396,954   2,349,638   2,349,992

Costs of Goods Sold and Other Operating
 Charges..................................    1,687,836   1,592,413   1,594,523
Selling, General and Administrative
 Expenses.................................       53,354      55,429      55,128
Depreciation, Depletion and Amortization..      235,159     233,304     238,584
Interest Expense (Note 5).................       44,510      45,876      48,138
Taxes Other Than Income (Note 6)..........      187,396     188,940     201,137
                                            ----------- ----------- -----------
  Total Costs.............................    2,208,255   2,115,962   2,137,510
                                            ----------- ----------- -----------
Earnings Before Income Taxes..............      188,699     233,676     212,482
Income Taxes (Note 7).....................       35,970      49,887      37,845
                                            ----------- ----------- -----------
  Net Income..............................  $   152,729 $   183,789 $   174,637
                                            =========== =========== ===========
Net income per share......................  $      1.40 $      1.69 $      1.73
                                            =========== =========== ===========
Weighted average number of common shares
 outstanding..............................  108,806,714 108,806,714 100,820,599
                                            =========== =========== ===========



   The accompanying notes are an integral part of these financial statements.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

           Consolidated Statements of Stockholders' Equity (Deficit)
                             (Dollars in thousands)

                             --------------------------------------------------

                                                             Other
                                     Capital in  Retained  Compre-            Total
                          Common  Excess of Par  Earnings  hensive    Stockholders'
                           Stock          Value   Deficit     Loss Equity (Deficit)
                          ------  ------------- ---------  ------- ----------------
Balance December 31,
 1995 (as previously
 reported)..............  $ 100     $802,904    $(296,757)  $ --      $ 506,247
Recapitalization
 effected as an
 approximate 1,088 to 1
 stock split............    988         (988)         --      --            --
                          ------  ------------- ---------  ------- ----------------
Balance December 31,
 1995 (as adjusted).....  1,088      801,916     (296,757)    --        506,247
Net Income..............    --           --       152,729     --        152,729
Dividends...............    --           --       (80,000)    --        (80,000)
                          ------  ------------- ---------  ------- ----------------
Balance December 31,
 1996...................  1,088      801,916     (224,028)    --        578,976
Net Income..............    --           --       183,789     --        183,789
Dividends...............    --           --      (460,000)    --       (460,000)
                          ------  ------------- ---------  ------- ----------------
Balance December 31,
 1997...................  1,088      801,916     (500,239)    --        302,765
Net Income..............    --           --       174,637     --        174,637
Unrealized Loss on
 Securities (Net of $171
 tax)...................    --           --           --     (270)         (270)
Minimum Pension
 Liability (Net of $224
 tax)...................    --           --           --     (353)         (353)
                          ------  ------------- ---------  ------- ----------------
Comprehensive Income....    --           --       174,637    (623)      174,014
Repurchase and
 Retirement of Common
 Stock .................   (511)    (499,489)         --      --       (500,000)
Dividends...............    --           --       (80,000)    --        (80,000)
                          ------  ------------- ---------  ------- ----------------
Balance at December 31,
 1998...................  $ 577     $302,427    $(405,602)  $(623)    $(103,221)
                          ======  ============= =========  ======= ================



   The accompanying notes are an integral part of these financial statements.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                   ----------------------------

                                                  Year Ended December 31,
                                               -------------------------------
                                                    1996       1997       1998
                                               ---------  ---------  ---------
Cash Flows from Operating Activities
  Net Income.................................. $ 152,729  $ 183,789  $ 174,637
  Adjustments to Reconcile Net Income to Net
   Cash Provided by Operating Activities
    Depreciation, Depletion and Amortization..   235,159    233,304    238,584
    Gain on Sale of Assets....................   (13,959)   (13,134)    (7,690)
    Amortization of Advance Mining Royalties..    22,809     14,617     16,920
    Deferred Income Taxes.....................   (23,149)   (16,024)   (26,375)
   Changes in Operating Assets
    Accounts and Notes Receivable.............    (7,787)    19,185     33,296
    Inventories...............................    60,884     (8,997)   (15,687)
    Prepaid Expenses..........................     7,396     (2,699)    (7,542)
   Changes in Other Assets....................     2,931      4,892     23,576
   Changes in Operating Liabilities
    Accounts Payable..........................   (24,848)    22,562    (19,424)
    Other Operating Liabilities...............   (25,603)    39,222    (16,663)
   Changes in Other Liabilities...............   (13,088)   (47,415)    (9,812)
   Other......................................      (892)    (1,389)    11,493
                                               ---------  ---------  ---------
                                                 219,853    244,124    220,676
                                               ---------  ---------  ---------
  Net Cash Provided by Operating Activities...   372,582    427,913    395,313

Cash Flows from Investing Activities
  Capital Expenditures........................  (169,367)  (200,617)  (254,515)
  Additions to Advance Mining Royalties.......    (5,444)    (6,119)    (5,833)
  Proceeds from Sales of Assets...............    19,669     19,535     10,009
  Acquisitions--Net of Cash Acquired (Note
   2).........................................       --         --    (100,408)
  Changes in Marketable Securities--Net.......   (96,094)   239,444    114,829
                                               ---------  ---------  ---------
Net Cash (Used in) Provided by Investing
 Activities...................................  (251,236)    52,243   (235,918)

Cash Flows from Financing Activities
  Proceeds from Borrowings....................       --       8,711    494,448
  Payments on Borrowings......................   (39,254)   (50,065)   (61,346)
  Repurchase and Retirement of Common Stock...       --         --    (500,000)
  Dividends Paid..............................   (80,000)  (460,000)   (80,000)
                                               ---------  ---------  ---------
  Net Cash Used in Financing Activities.......  (119,254)  (501,354)  (146,898)
                                               ---------  ---------  ---------
Net Increase (Decrease) in Cash and Cash
 Equivalents..................................     2,092    (21,198)    12,497
Cash and Cash Equivalents at Beginning of
 Period.......................................    37,894     39,986     18,788
                                               ---------  ---------  ---------
Cash and Cash Equivalents at End of Period.... $  39,986  $  18,788  $  31,285
                                               =========  =========  =========

   The accompanying notes are an integral part of these financial statements.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                   Notes To Consolidated Financial Statements
                               December 31, 1998
                             (Dollars in thousands)

Note 1--Significant Accounting Policies

A summary of the significant accounting policies of CONSOL Energy Inc. and subsidiaries (CONSOL Energy) is presented below. These, together with the other notes that follow, are an integral part of the consolidated financial statements.

Basis of Consolidation
The consolidated financial statements include the accounts of majority-owned subsidiaries. Investments in affiliates owned 20 percent to 50 percent are accounted for under the equity method. Investments in non-corporate joint ventures, for which CONSOL Energy owns undivided interests in the assets and liabilities, are consolidated on a pro rata basis. Other securities and investments are carried at cost. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and in banks as well as all highly liquid short-term securities with a maturity of three months or less at the time of purchase. Overdrafts representing outstanding checks in excess of funds on deposit are classified as accounts payable.

Investments in Debt and Equity Securities
CONSOL Energy accounts for its investments in debt and equity securities in accordance with the provisions of Statement of Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities". These investments are adjusted to market value at the end of each accounting period.

This standard requires securities to be classified into one of three categories: (1) trading, (2) available-for-sale, or (3) held-to-maturity. All securities at December 31, 1997 and 1998 are classified as available-for-sale securities under the provisions of Statement of Accounting Standard No. 115.

Management determines the proper classification at the time of purchase and reevaluates such designations at the end of each accounting period. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading with unrealized holding gains and losses included in earnings. Securities not classified as trading are classified as available-for-sale with unrealized gains or losses, net of income taxes, included in a separate component of stockholders' equity.

Interest and dividends are included in interest income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is also included in interest income. The cost of investments sold is determined on a specific identification basis.

Inventories
Inventories are stated at the lower of cost or market.

Cost is determined by the last-in, first-out (LIFO) method for 46% and 58% of coal inventories at December 31, 1997 and December 31, 1998, respectively. The cost of coal inventories not on LIFO is determined by the first-in, first-out
(FIFO) method. Coal inventory costs include labor, supplies, equipment costs, overhead, and other related costs. The cost of merchandise for resale is determined by the LIFO method. The cost of supplies inventory is determined by the average cost method.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


Property, Plant and Equipment
Property, plant and equipment is carried at cost. Expenditures, which extend the useful lives of existing plant and equipment, are capitalized. Interest costs applicable to major asset additions are capitalized during the construction period. Coal exploration costs are expensed as incurred. Development costs applicable to the opening of new coal mines and certain mine expansion projects are capitalized. Costs of additional mine facilities required to maintain production after a mine reaches the production stage, generally referred to as "receding face costs," are expensed as incurred; however, the costs of additional airshafts and new portals are capitalized.

Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is credited or charged to income.

Depreciation of plant and equipment, including assets leased under capital leases, is provided on the straight-line method over their estimated useful lives or lease terms. Depletion of coal lands and amortization of mine development costs are computed using the units-of-production method over the estimated recoverable tons.

Advance Mining Royalties
Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advance payments are deferred and charged against income as the coal reserves are mined.

Impairment of Long-Lived Assets
Impairment of long-lived assets is recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. The carrying value of the assets is then reduced to their estimated fair value which is usually measured based on an estimate of future discounted cash flows.

Income Taxes
The provision for income taxes has been determined under Statement of Financial Accounting Standards No. 109, which requires use of the asset and liability approach to accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year and the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets where it is more likely than not that a deferred tax benefit will not be realized.

Pneumoconiosis Benefits
CONSOL Energy is required by federal and state statutes to provide benefits to employees for awards related to coal workers' pneumoconiosis. CONSOL Energy is self-insured for these benefits. Provisions are made for estimated benefits based on annual evaluations prepared by outside actuaries.

Mine Closing Costs
Estimated final mine closing and perpetual care costs are accrued over the productive life of mines on a units of production basis.

Workers' Compensation
CONSOL Energy is primarily self-insured for workers' compensation. Annual provisions are made for the estimated liability for awarded and pending claims.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


Reclamation
Generally, CONSOL Energy records a liability for the estimated costs to reclaim land as the acreage is disturbed during the ongoing surface mining process.

Revenue Recognition
Coal sales are recorded at contract prices when title passes to the customer. Generally, for domestic sales, this occurs when coal is loaded onto transportation vehicles at mine or offsite storage locations. For most export sales, this occurs when coal is loaded onto marine vessels at terminal locations. Industrial supplies and equipment sales are recorded when the products are shipped.

Earnings per Common Share
Basic earnings per share is computed using weighted average shares outstanding. CONSOL Energy has no dilutive common stock equivalents.

Reclassifications
Certain reclassifications of prior years' data have been made to conform to 1998 classifications.

Note 2--Acquisitions

On September 22, 1998, CONSOL Energy acquired Rochester and Pittsburgh Coal Company. Rochester and Pittsburgh Coal Company is primarily engaged in underground bituminous coal operations in Pennsylvania. CONSOL Energy paid $100,408 (net of $49,275 cash acquired).

The acquisition has been accounted for under the purchase method. Accordingly, the preliminary purchase price has been allocated to the assets acquired and liabilities assumed, based on the fair values at the date of the acquisition. CONSOL Energy's financial statements also include the results of Rochester and Pittsburgh Coal Company on a consolidated basis from the date of the acquisition.

Pro forma revenues, assuming the acquisition of Rochester and Pittsburgh Coal Company had occurred on January 1, would be $2,578,666 for 1997 and $2,604,726 for 1998 . Pro forma net income and income per share for these periods, after giving effect to certain purchase accounting adjustments, would not materially change. These pro forma results are not necessarily indicative of what would have occurred if the acquisition had been made at the beginning of 1997. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

On November 7, 1998, CONSOL Energy exchanged the Holden Complex and the Twin Branch Complex for the Vesta Coal Reserves located in Southwestern Pennsylvania. The transaction was recorded as an exchange; therefore, no gain or loss was recognized.

Note 3--Transactions With Related Parties

As of November 5, 1998, CONSOL Energy is owned 94% by subsidiaries of RWE A.G. of Germany (collectively Rheinbraun) and 6% by E.I. du Pont de Nemours and Company (DuPont). Prior to that date, CONSOL Energy was owned 50% by DuPont and 50% by Rheinbraun. CONSOL Energy sells coal to Rheinbraun and DuPont and industrial supplies to DuPont on a basis reflecting the market value of the products. Such sales were as follows:

                                                    ---------------------------
                                                      Year Ended December 31,
                                                    ---------------------------
                                                        1996     1997      1998
                                                    -------- -------- ---------
Coal sales......................................... $ 39,212 $ 39,406 $  21,678
Industrial supplies and equipment sales............   89,232   98,855    82,999
                                                    -------- -------- ---------
  Total Sales--Related Parties..................... $128,444 $138,261 $ 104,677
                                                    ======== ======== =========

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


DuPont and CONSOL Energy had an annually renewable service agreement to provide each other with certain services and functions. Charges were based on each party's fully allocated cost as distributed to its own organizational units and were paid currently. Net amounts charged and credited under this agreement were not significant in 1996, 1997 or 1998. This service agreement was terminated as of December 31, 1998.

Note 4--Other Income

                                                         -----------------------
                                                         Year Ended December 31,
                                                         -----------------------
                                                            1996    1997    1998
                                                         ------- ------- -------
   Royalty income......................................  $ 9,758 $13,338 $14,209
   Interest income.....................................   20,501  22,618  10,531
   Gain on disposition of assets.......................   13,959  13,134   7,690
   Rental income.......................................    6,020   5,165   5,336
   Proceeds from relinquishment of mining rights.......      --      --    5,250
   Service income......................................    6,277   5,702   5,180
   Other...............................................    4,425   4,484   6,366
                                                         ------- ------- -------
     Total Other Income................................  $60,940 $64,441 $54,562
                                                         ======= ======= =======

Note 5--Interest Expense

                                                      -------------------------
                                                      Year Ended December 31,
                                                      -------------------------
                                                         1996     1997     1998
                                                      -------  -------  -------
   Interest on debt.................................. $34,505  $32,021  $38,590
   Non-cash interest accretion.......................   4,975    6,425    6,823
   Interest on other payables........................   7,742    9,246    6,017
   Interest capitalized..............................  (2,712)  (1,816)  (3,292)
                                                      -------  -------  -------
     Total Interest Expense.......................... $44,510  $45,876  $48,138
                                                      =======  =======  =======

Non-cash interest accretion includes interest accrued on perpetual care obligations which are stated at present values.

Note 6--Taxes Other Than Income

                                                     --------------------------
                                                      Year Ended December 31,
                                                     --------------------------
                                                         1996     1997     1998
                                                     -------- -------- --------
   Production taxes................................. $113,452 $121,969 $132,187
   Payroll taxes....................................   39,632   37,346   37,745
   Property taxes...................................   32,099   27,786   27,377
   Other............................................    2,213    1,839    3,828
                                                     -------- -------- --------
     Total Taxes Other Than Income.................. $187,396 $188,940 $201,137
                                                     ======== ======== ========

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


Note 7--Income Taxes

Income taxes provided on earnings consisted of:

                                                    ---------------------------
                                                     Year Ended December 31,
                                                    ---------------------------
                                                        1996      1997     1998
                                                    --------  --------  -------
   Current
     U.S. federal.................................. $ 50,533  $ 52,015  $52,084
     U.S. state....................................    5,928     6,677    7,958
     Non-U.S.......................................    2,658     7,219    4,178
                                                    --------  --------  -------
                                                      59,119    65,911   64,220
   Deferred
     U.S. federal..................................  (19,288)  (14,001) (23,267)
     U.S. state....................................   (3,518)   (2,413)  (4,109)
     Non-U.S.......................................     (343)      390    1,001
                                                    --------  --------  -------
                                                     (23,149)  (16,024) (26,375)
                                                    --------  --------  -------
       Total Income Taxes.......................... $ 35,970  $ 49,887  $37,845
                                                    ========  ========  =======

The components of the net deferred tax asset are as follows:

                                                           --------------------
                                                              December 31,
                                                           --------------------
                                                                1997       1998
                                                           ---------  ---------
   Deferred Tax Assets
     Postretirement benefits other than pensions.......... $ 445,527  $ 484,037
     Pneumoconiosis benefits..............................   198,939    191,567
     Mine closing.........................................    96,965    115,284
     Workers' compensation................................    78,273     95,441
     Alternative minimum tax..............................    48,307     61,923
     Reclamation..........................................    14,560     12,005
     Net operating loss...................................       --       8,653
     Other................................................   111,677    137,726
                                                           ---------  ---------
       Total Deferred Tax Assets..........................   994,248  1,106,636
   Deferred Tax Liabilities
     Property, plant and equipment........................  (636,756)  (685,324)
     Advance mining royalties.............................   (38,950)   (35,118)
     Other................................................   (23,245)   (44,706)
                                                           ---------  ---------
       Total Deferred Tax Liabilities.....................  (698,951)  (765,148)
                                                           ---------  ---------
       Net Deferred Tax Asset............................. $ 295,297  $ 341,488
                                                           =========  =========

Due to the acquisition of Rochester and Pittsburgh Coal Company, the components of deferred tax assets and liabilities have been affected by $120,484 and $101,063, respectively.

At December 31, 1998, also due to the acquisition, CONSOL Energy has net operating loss carry-forwards for federal income tax purposes of $22,141 which are available to offset future federal taxable income through 2010. A portion of these carry-forwards is also available for state income tax purposes. These carry-forwards are primarily related to mine development expenditures.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


The following is a reconciliation, stated as a percentage of pretax income of the U.S. statutory federal income tax rate to CONSOL Energy's effective tax rate:

                                                      -------------------------
                                                      Year Ended December 31,
                                                      -------------------------
                                                         1996     1997     1998
                                                      -------  -------  -------
   Statutory U.S. federal income tax rate............    35.0%    35.0%    35.0%
   Excess tax depletion..............................   (17.3)   (13.8)   (17.4)
   Alternative fuel tax credit.......................     (.8)    (1.2)     (.8)
   Net effect of state tax...........................      .8      1.2      1.2
   Net effect of foreign tax.........................     (.5)     1.3      1.0
   Other.............................................     1.9     (1.2)    (1.2)
                                                      -------  -------  -------
     Effective Income Tax Rate.......................    19.1%    21.3%    17.8%
                                                      =======  =======  =======

Foreign income before taxes totaled $10,273 in 1996, $13,832 in 1997 and $11,165 in 1998.

Note 8--Inventories

                                                               -----------------
                                                                 December 31,
                                                               -----------------
                                                                   1997     1998
                                                               -------- --------
   Coal....................................................... $ 57,947 $ 91,886
   Merchandise for resale.....................................   38,994   37,209
   Supplies...................................................   43,783   41,479
                                                               -------- --------
     Total Inventories........................................ $140,724 $170,574
                                                               ======== ========

Replacement cost of coal inventories exceeded LIFO cost by $10,476 and $6,051 at December 31, 1997 and 1998, respectively.

Merchandise for resale is valued using the LIFO cost method. The excess of replacement cost of merchandise for resale inventories over carrying LIFO value was $6,261 and $5,254 at December 31, 1997 and 1998, respectively.

Note 9--Property, Plant and Equipment

                                                         ---------------------
                                                             December 31,
                                                         ---------------------
                                                               1997       1998
                                                         ---------- ----------
   Coal and surface lands............................... $1,417,847 $1,442,518
   Plant and equipment..................................  2,681,224  2,808,038
   Mine development and airshafts.......................    407,726    593,479
                                                         ---------- ----------
                                                          4,506,797  4,844,035
     Less--Accumulated depreciation, depletion and
      amortization......................................  2,067,707  2,157,023
                                                         ---------- ----------
   Net Property, Plant and Equipment.................... $2,439,090 $2,687,012
                                                         ========== ==========

Plant and equipment includes gross assets under capital lease of $19,264 in 1998. Related accumulated amortization was $993 at December 31, 1998. There were no assets under capital lease included in gross assets or accumulated amortization at December 31, 1997.

Note 10--Short-Term Notes Payable

CONSOL Energy has commercial paper notes outstanding of $55,051 and $551,719 (net of discount of $114 and $1,441) at December 31, 1997 and 1998, respectively. The weighted average interest rate of the commercial paper notes outstanding was 6.26 and 6.10 percent with an average maturity of 14 and 16 days at December 31, 1997 and 1998, respectively.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


CONSOL Energy has a $700,000 revolving credit facility with several banks. This facility is used to support the commercial paper program. The term of this facility is 360 days renewable on a 360-day basis. In the aggregate, the total amount of funds borrowed under this facility and outstanding commercial paper cannot exceed $700,000. Borrowings under this revolving credit facility bear interest based on the London Interbank Offer Rate (LIBOR) or the Prime Rate at CONSOL Energy's option. Funds may be borrowed for periods of 1 to 360 days depending on the interest rate method. There were no borrowings under this facility at December 31, 1997 and 1998.

Note 11--Other Accrued Liabilities

                                                              -----------------
                                                                December 31,
                                                              -----------------
                                                                  1997     1998
                                                              -------- --------
Accrued payroll and benefits................................. $ 41,559 $ 51,733
Accrued other taxes..........................................   35,133   37,370
Accrued royalties............................................   14,230   10,791
Accrued interest.............................................    9,930    7,598
Other........................................................   34,122   41,661
Current portion of long-term liabilities:
  Postretirement benefits other than pensions................   63,254   69,346
  Workers' compensation......................................   33,213   41,420
  Mine closing...............................................   16,824   19,644
  Reclamation................................................   20,221   19,453
  Pneumoconiosis benefits....................................   10,982    9,039
  Salary retirement..........................................   20,013      500
  Other......................................................    6,115    4,001
                                                              -------- --------
     Total Other Accrued Liabilities......................... $305,596 $312,556
                                                              ======== ========

Note 12--Long-Term Debt

Long-term debt is as follows:

                                                             -----------------
                                                               December 31,
                                                             -----------------
                                                                 1997     1998
                                                             -------- --------
   Unsecured Debt
     Notes due 1999 at 7.88%................................ $ 99,970 $100,000
     Notes due 2002 at average of 8.28%.....................   66,000   66,000
     Notes due 2004 at 8.21%................................   45,000   45,000
     Notes due 2007 at 8.25%................................   44,771   44,788
   Baltimore Port Facility revenue bonds in series due 2010
    and 2011 at 6.50%.......................................  102,865  102,865
   Variable rate notes payable due at various dates through
    2001....................................................    3,709   14,972
   Advance royalty commitments..............................   28,328   27,057
   Other long-term notes maturing at various dates through
    2031....................................................    6,614    5,438
                                                             -------- --------
                                                              397,257  406,120
       Less amounts due in one year.........................    7,639  111,745
                                                             -------- --------
       Total Long-Term Debt................................. $389,618 $294,375
                                                             ======== ========

The Baltimore Port Facility revenue bonds are guaranteed by DuPont.

The variable rate notes, advance royalty commitments, and the other long-term notes had an average interest rate of approximately 7.5% at December 31, 1997 and 7.2% at December 31, 1998. The bonds and notes are carried net of debt discount, which is being amortized by the interest method over the life of the issue.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


Annual undiscounted maturities on long-term debt during the next five years are as follows:

                                                                        --------
   Year                                                                  Amount
   ----                                                                 --------
   1999................................................................ $111,745
   2000................................................................ $ 10,249
   2001................................................................ $  2,746
   2002................................................................ $ 68,312
   2003................................................................ $  2,141

Note 13--Leases

CONSOL Energy uses various leased facilities and equipment in its operations. Future minimum lease payments under capital and operating leases, together with the present value of the net minimum capital lease payment, at December 31, 1998, are as follows:

                                                               -----------------
                                                               Capital Operating
   Year                                                          Lease    Leases
   ----                                                        ------- ---------
   1999....................................................... $ 5,748  $13,426
   2000.......................................................   5,656    9,766
   2001.......................................................   4,946    8,603
   2002.......................................................   4,908    3,282
   2003.......................................................   5,842    2,298
   Remainder..................................................   3,298   12,014
                                                               ------- ---------
   Total minimum lease payments...............................  30,398  $49,389
                                                                       =========
     Less imputed interest (7.05%-7.50%)......................   5,630
                                                               -------
     Present value of minimum lease payment...................  24,768
     Less amounts due in one year.............................   4,048
                                                               -------
     Total long-term capital lease obligation................. $20,720
                                                               =======

Rental expense under operating leases was $15,589 in 1996, $14,596 in 1997 and $12,983 in 1998.

Note 14--Pension and Other Postretirement Benefit Plans

CONSOL Energy has non-contributory defined benefit plans covering substantially all employees not covered by multi-employer retirement plans. The benefits for these plans are based primarily on years of service and employees' pay near retirement.

Certain subsidiaries of CONSOL Energy provide medical and life insurance benefits to retired employees not covered by the Coal Industry Retiree Health Benefit Act of 1992. Substantially all employees may become eligible for these benefits if they have worked ten years and attained age 55. The associated plans are generally unfunded. The medical plan contains certain cost sharing and containment features, such as deductibles, coinsurance, health care networks and coordination with Medicare.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


The reconciliation of changes in benefit obligation, plan assets and funded status of these plans at December 31, 1997 and 1998 is as follows:

                                            -----------------------------------

                                 Pension Benefits        Other Benefits
                                 ------------------  ------------------------
                                     1997      1998         1997         1998
                                 --------  --------  -----------  -----------
Reconciliation of Benefit
 Obligation:
  Benefit obligation at
   beginning of year............ $220,643  $227,671  $   938,877  $   955,151
  Service cost..................   12,657    13,054        9,884        7,486
  Interest cost.................   15,107    16,738       65,968       79,615
  Actuarial loss................      534    31,675          --       242,494
  Acquisition...................      --     42,908          --        92,609
  Benefits paid.................  (21,270)  (30,233)     (59,578)     (64,759)
                                 --------  --------  -----------  -----------
  Benefit obligation at end of
   year......................... $227,671  $301,813  $   955,151  $ 1,312,596
                                 ========  ========  ===========  ===========
Reconciliation of Fair Value of
 Plan Assets:
  Fair value of plan assets at
   beginning of year............ $158,453  $173,287  $       --   $       --
  Actual return on plan assets..   26,273    37,837          --           626
  Acquisition...................      --    103,035          --         7,510
  Company contributions.........    9,831    10,296       59,578       64,759
  Benefits and other payments...  (21,270)  (30,244)     (59,578)     (64,759)
                                 --------  --------  -----------  -----------
  Fair value of plan assets at
   end of year.................. $173,287  $294,211  $       --   $     8,136
                                 ========  ========  ===========  ===========
Funded Status:
  Status of Plan (underfunded).. $(54,384) $ (7,602) $  (955,151) $(1,304,460)
  Unrecognized prior service
   cost.........................    2,434     2,076      (39,528)     (30,697)
  Unrecognized net actuarial
   loss (gain)..................   30,324    40,959     (150,636)      90,847
                                 --------  --------  -----------  -----------
  Prepaid (accrued) benefit
   cost......................... $(21,626) $ 35,433  $(1,145,315) $(1,244,310)
                                 ========  ========  ===========  ===========
Amounts recognized in statement
 of financial position consist
 of:
  Prepaid benefit cost.......... $    172  $ 35,183  $       --   $       --
  Accrued benefit liability.....  (21,798)     (327)  (1,145,315)  (1,244,310)
  Accumulated other
   comprehensive loss...........      --        577          --           --
                                 --------  --------  -----------  -----------
Net amount recognized........... $(21,626) $ 35,433  $(1,145,315) $(1,244,310)
                                 ========  ========  ===========  ===========

                                            ----------------------------------
                                 Pension Benefits        Other Benefits
                                 ------------------  ------------------------
                                     1997      1998         1997         1998
                                 --------  --------  -----------  -----------
Weighted-average assumptions as
 of December 31:
  Discount rate.................    7.25%     6.75%        7.25%        6.75%
  Expected return on plan
   assets.......................    9.00%     9.00%          --         9.00%
  Rate of compensation
   increase.....................    4.68%     4.43%          --           --

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999, gradually decreasing to 4.5% in 2003, and remaining level thereafter.


                                     ------------------------------------------

                            Pension Benefits            Other Benefits
                         -------------------------  -------------------------
                            1996     1997     1998     1996     1997     1998
                         -------  -------  -------  -------  -------  -------
Components of net
 periodic benefit cost:
  Service cost.......... $12,556  $12,657  $13,054  $ 9,227  $ 9,884  $ 7,486
  Interest cost.........  14,418   15,107   16,738   62,736   65,968   79,615
  Expected return on
   plan assets.......... (12,963) (13,239) (17,822)     --       --      (181)
  Amortization of prior
   service cost.........     353    1,270      351   (8,831)  (8,831)  (8,831)
  Recognized net
   actuarial loss.......     215    2,759    1,040   (9,447)  (6,445)     567
                         -------  -------  -------  -------  -------  -------
Benefit cost............ $14,579  $18,554  $13,361  $53,685  $60,576  $78,656
                         =======  =======  =======  =======  =======  =======

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $888, $888 and $509, respectively, as of December 31, 1997 and $903, $903 and $568, respectively, as of December 31 1998.

Assumed health care cost trend rates have a significant effect on the amounts reported for the medical plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                   --------------------

                                                  1-Percentage-  1-Percentage-
                                                 Point Increase Point Decrease
                                                 -------------- --------------
Effect on total of service and interest costs
 components.....................................       $ 11,812       $  9,836
Effect on accumulated postretirement benefit
 obligation.....................................       $167,117       $137,179

Note 15--Other Employee Benefit Plans

UMWA Pension and Benefit Trusts
Certain subsidiaries of CONSOL Energy are required under the National Bituminous Coal Wage Agreement (NBCWA) of 1998 with the United Mine Workers of America (UMWA) to pay amounts to the UMWA Pension Trusts based principally on hours worked by UMWA represented employees. These multi-employer pension trusts provide benefits to eligible retirees through a defined benefit plan. Amounts charged to expense for these benefits were $6,441 in 1996, $5,831 in 1997 and $3,395 in 1998. The Employee Retirement Income Security Act of 1974 (ERISA) as amended in 1980, imposes certain liabilities on contributors to multi-employer pension plans in the event of a contributor's withdrawal from the plan. The withdrawal liability would be calculated based on the contributor's proportionate share of the plan's unfunded vested liabilities.

The Coal Industry Retiree Health Benefit Act of 1992 (the Act) created two multi-employer benefit plans: (1) the United Mine Workers of America Combined Benefit Fund (the Combined Fund) into which the former UMWA Benefit Trusts were merged, and (2) the 1992 Benefit Fund. CONSOL Energy subsidiaries account for required contributions to these multi-employer trusts as expense when incurred.

The Combined Fund provides medical and death benefits for all beneficiaries of the former UMWA Benefit Trusts who were actually receiving benefits as of July 20, 1992. The Act provides for the assignment of beneficiaries to former employers and the allocation of unassigned beneficiaries (referred to as orphans) to companies using a formula set forth in the Act. The Act requires that responsibility for funding the benefits to be paid to beneficiaries be assigned to their former signatory employers or related companies. Amounts charged to expense for the Combined Fund were $25,828 in 1996, $32,980 in 1997 and $28,428 in 1998.

The 1992 Benefit Fund provides medical and death benefits to orphan UMWA-represented members eligible for retirement on February 1, 1993, and who actually retired between July 20, 1992 and September 30, 1994. Amounts charged to expense for the 1992 Benefit Fund were $3,269 in 1996, $5,564 in 1997 and $5,649 in 1998.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


The UMWA 1993 Benefit Plan is a defined contribution plan that was created as the result of negotiations for the NBCWA of 1993. This plan provides health care benefits to orphan UMWA retirees who are not eligible to participate in the Combined Fund, the 1992 Benefit Fund, or whose last employer signed the NBCWA of 1993 and subsequently goes out of business. Contributions to the trust are fixed at thirteen cents per hour worked by UMWA represented employees. The NBCWA of 1998 specifies that benefits provided under this plan are to be incorporated into the current agreement and will be in effect for the duration of the contract. Amounts charged to expense for the UMWA 1993 Benefit Plan were $857 in 1996, $779 in 1997 and $999 in 1998.

The current UMWA labor agreement is effective from January 1, 1998 through December 31, 2002.

Investment Plan
CONSOL Energy has an Investment Plan available to all domestic, non-represented employees. CONSOL Energy matches employee contributions for an amount up to 6% of the employee's base pay. Amounts charged to expense were $11,324 in 1996, $11,372 in 1997 and $11,343 in 1998.

Long-Term Disability
CONSOL Energy has a Long-Term Disability Plan available to all full-time salaried employees. The benefits for this plan are based on a percentage of monthly earnings, offset by all other income benefits available to the disabled. Liabilities (net of Plan Assets) included in Deferred Credits and Other Liabilities--Other amounted to $22,342 and $25,391 at December 31, 1997 and December 31, 1998, respectively. The expense was determined using a discount rate of 7.25% in 1996, 1997 and 1998. Amounts charged to expense were $2,988 in 1996, $8,449 in 1997 and $7,557 in 1998.

Coal Workers' Pneumoconiosis (CWP)
CONSOL Energy is liable under the Federal Coal Mine Health and Safety Act of 1969, as amended, for medical and disability benefits to employees and their dependents resulting from occurrences of coal workers' pneumoconiosis disease. CONSOL Energy is also liable under various state statutes for pneumoconiosis benefits. CONSOL Energy provides for these claims through a self-insurance program.

CONSOL Energy employs the projected unit credit method to determine the CWP liability and expense. Under this method, the costs determined by the actuarial study are being amortized over the employees' requisite service period. Actuarial gains and losses are being amortized over the remainder of the service life of the employees which approximates 14.8 years. The expense was determined using a discount rate of 7.25% in 1996, 1997 and 1998.

Coal Workers' Pneumoconiosis cost included the following components:

                                                  ----------------------------
                                                   Year Ended December 31,
                                                  ----------------------------
                                                      1996      1997      1998
                                                  --------  --------  --------
   Service cost.................................. $  8,971  $  7,128  $  5,605
   Interest cost.................................   20,436    16,075    14,201
   Amortization of actuarial gain................  (17,326)  (18,756)  (20,566)
   Return on Plan Assets.........................      --        --     (1,487)
                                                  --------  --------  --------
     Net Coal Workers' Pneumoconiosis Cost....... $ 12,081  $  4,447  $ (2,247)
                                                  ========  ========  ========

CWP payments were $12,543 in 1996, $10,928 in 1997 and $10,003 in 1998.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


Note 16--Other Income Statement Information

Research and development costs charged to expense aggregated $9,442 in 1996, $9,484 in 1997 and $9,222 in 1998.

Maintenance and repairs charged to expense aggregated $277,396 in 1996, $281,820 in 1997 and $287,427 in 1998.

Note 17--Supplemental Cash Flow Information

                                                     -------------------------
                                                      Year ended December 31,
                                                     -------------------------
                                                        1996     1997     1998
                                                     ------- -------- --------
Cash paid during the year for:
  Interest (net of amounts capitalized)............. $36,544 $ 33,031 $ 41,119
  Income taxes paid................................. $64,547 $ 55,554 $ 63,216
  Dividends to stockholders......................... $80,000 $460,000 $ 80,000
  Non-cash investing and financing activities:
    Business acquired (Note 2):
      Fair value of assets acquired.................     --       --  $438,699
      Liabilities assumed...........................     --       --  $338,291
    Coal property exchange (Note 2):
      Net fair value of assets acquired.............     --       --  $ (1,312)
      Net liabilities assumed.......................     --       --  $ (1,312)
  Charitable contribution of property...............     --       --  $(13,480)

Note 18--Concentration of Credit Risk and Major Customers

CONSOL Energy markets steam coal, principally to electric utilities in the United States, Canada and Western Europe, and metallurgical coal to steel and coke producers worldwide. As of December 31, 1997 and 1998, accounts receivable from utilities were $137,857 and $150,755, respectively, and from steel and coke producers were $47,015 and $52,538, respectively. Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. Credit losses consistently have been minimal.

CONSOL Energy is committed under several long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer.

Sales (including spot sales) to a major customer were $318,899 in 1996, $357,605 in 1997 and $354,333 in 1998. As of December 31, 1997 and 1998,
accounts receivable from this customer were $31,818 and $32,246, respectively.

In 1996, 1997 and 1998, CONSOL Energy had export sales of $473,590, $408,013 and $395,171, respectively. These sales were made principally to Canada and Western Europe. CONSOL Energy's U.S. operations had export sales of $360,874, $329,134 and $321,708 in each of these years, respectively.

Note 19--Marketable Securities

At December 31, 1997, marketable securities were considered available-for-sale and consisted primarily of financial instruments for which the yield (dividend or interest) was established periodically through a market auction mechanism. These investments are readily convertible to cash and are stated at cost plus accrued interest, which approximates fair value, due to the liquidity provided by the auction process. At December 31, 1997, these securities generally had no contractual maturity date but had yield reset periods of less than 30 days. During the three years ended December 31, 1998, all transactions in the portfolio were at par resulting in no realized gains or losses from the contractual yields. The entire portfolio was liquidated in 1998.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


At December 31, 1998, included in Other Assets, are investments in securities considered available-for-sale, which were acquired through the purchase of Rochester and Pittsburgh Coal Company.

The following is a summary of available-for-sale securities:

                                                -------------------------------

                                                 December 31, 1998
                                      ----------------------------------------
                                                                     Estimated
                                               Unrealized Unrealized      Fair
                                          Cost      Gains     Losses     Value
                                      -------- ---------- ---------- ---------
U.S. Government and agencies......... $ 46,282   $ 109     $   (550) $ 45,841
Other debt securities................      210     --           --        210
                                      -------- ---------- ---------- ---------
  Total debt securities..............   46,492     109         (550)   46,051
Cash Equivalents included in non-
 current funding.....................    2,184     --           --      2,184
                                      -------- ---------- ---------- ---------
                                      $ 48,676   $ 109     $   (550) $ 48,235
                                      ======== ========== ========== =========
Schedules of maturities:
  One year or less................... $  6,194                       $  6,122
  One year through five years........   32,565                         32,330
  Five years through ten years.......    7,733                          7,599
                                      --------                       ---------
                                      $ 46,492                       $ 46,051
                                      ========                       =========

Proceeds from the sales of securities in this portfolio were $6,209 in 1998. Gross realized gains and losses on those sales were not significant.

Note 20--Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value due to the short maturity of these instruments.

Marketable securities: The carrying value of available-for-sale marketable securities approximates fair value based on impending auction dates and routine trading at par value for those or similar investments.

Marketable securities included in Other Assets: The fair values for financial instruments included in Other Assets were estimated based on quoted market prices for the same or similar issues.

Short-term notes payable: The carrying amount reported in the balance sheet for short-term notes payable approximates its fair value due to the short-term maturity of these instruments.

Long-term debt: The fair values of long-term debt are estimated using discounted cash flow analyses, based on CONSOL Energy's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of financial instruments are as follows:

                                   ------------------------------------------
                                                December 31,
                                   ------------------------------------------
                                          1997                  1998
                                   --------------------  --------------------
                                    Carrying       Fair   Carrying       Fair
                                      Amount      Value     Amount      Value
                                   ---------  ---------  ---------  ---------
   Cash and cash equivalents...... $  18,788  $  18,788  $  31,285  $  31,285
   Marketable securities.......... $ 114,829  $ 114,829  $     --   $     --
   Marketable securities included
    in Other Assets............... $     --   $     --   $  48,235  $  48,235
   Short-term notes payable....... $ (55,051) $ (55,051) $(551,719) $(551,719)
   Long-term debt................. $(397,257) $(420,215) $(406,120) $(427,546)

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)

Note 21--Commitments and Contingent Liabilities

CONSOL Energy has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary conduct of business. Such commitments are not at prices in excess of current market.

CONSOL Energy is subject to various lawsuits and claims with respect to such matters as personal injury, damage to property, governmental regulations including environmental remediation, and other actions, arising out of the normal course of business. The costs of mine closing and reclamation are accrued over the productive life of the mine. In addition, CONSOL Energy has accrued $3,275 in other liabilities for remediation of a waste disposal site. In the opinion of management, the ultimate liabilities resulting from such lawsuits and claims will not materially affect CONSOL Energy.

A public utility filed suit against CONSOL Energy alleging breach of a long-term coal supply contract based upon CONSOL Energy's refusal to agree to price reductions in the price for coal under the contract's "gross inequities" clause. Damages claimed, including interest, are approximately $190 million. On August 31, 1998, CONSOL Energy was awarded a summary judgment dismissing the claims against it. The public utility has appealed the court's order dismissing the suit. Management believes that the claims are without merit, and, accordingly, CONSOL Energy has not accrued any liability associated with the action.

CONSOL Energy received, from a group of public utilities, two notices of intent to submit certain price disputes to arbitration pursuant to a 1987 coal sales contract. The notices claim that the utilities have been overcharged by approximately $50 million for coal under the price adjustment clause of the contract. In accordance with contract procedure, CONSOL Energy submitted its response asserting that the price adjustments were made in conformity with the contract. The parties have not yet submitted their positions to an arbitrator. Management believes that the claims are without merit, and, accordingly, CONSOL Energy has not accrued any liability associated with this proceeding.

A subsidiary has a long-term sales contract to supply coal to a group of public utilities. This contract was conditioned on the purchase of the subsidiary that will supply a portion of the contracted coal. By agreement between the parties, a portion of the amounts payable by the group of public utilities includes debt service (long-term debt and capital lease obligations) that the company is obligated to pay for the benefit of the group of public utilities, which has severally guaranteed to the holders the discharge of the long-term debt and capital lease obligations. Accordingly, that portion of the contract receivable has been assigned to reduce the unpaid amounts of long-term debt and capital lease obligations (which aggregated $53,086 at December 31, 1998), as such amounts are funded and guaranteed by, and are under the responsibility and control of, the group of public utilities.

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


Note 22--Industry Segment Information

CONSOL Energy conducts its operations through a coal segment and an industrial supplies and equipment segment. The principal business of the coal segment is the mining, preparation and marketing of steam coal, sold primarily to electric utilities, and metallurgical coal, sold to steel and coke producers. CONSOL Energy's other segment markets industrial supplies and equipment through Fairmont Supply Company. Products are sold between segments on a basis reflecting the market value of the products.

Industry segment results for 1998 are:

                                      -------------------------------------

                                          Industrial
                                          Supplies &
                                     Coal  Equipment Elimination Consolidated
                               ---------- ---------- ----------- ------------
   Sales--outside............  $2,098,571  $ 92,182   $    --     $2,190,753
   Sales--related companies..      21,678    82,999        --        104,677
   Intersegment transfers....         --     83,818    (83,818)          --
                               ---------- ---------- ----------- ------------
       Total Sales...........  $2,120,249  $258,999   $(83,818)   $2,295,430
                               ========== ========== =========== ============
   Earnings before income
    taxes....................  $  209,804  $  2,678               $  212,482
   Income taxes..............      36,846       999                   37,845
                               ---------- ----------             ------------
   Net Income................  $  172,958  $  1,679               $  174,637
                               ========== ==========             ============
   Identifiable assets.......  $3,802,961  $ 60,429               $3,863,390
                               ========== ==========             ============
   Depreciation, depletion
    and amortization.........  $  237,553  $  1,031               $  238,584
                               ========== ==========             ============
   Additions to property,
    plant and equipment......  $  506,554  $  1,020               $  507,574(1)
                               ========== ==========             ============

--------
(1)  Includes $249,767 acquired from Rochester and Pittsburgh Coal Company.

Industry segment results for 1997 are:

                                      -------------------------------------

                                            Industrial
                                            Supplies &
                                       Coal  Equipment Elimination Consolidated
                                 ---------- ---------- ----------- ------------
   Sales--outside..............  $2,029,095  $117,841   $    --     $2,146,936
   Sales--related companies....      39,406    98,855        --        138,261
   Intersegment transfers......         --     77,714    (77,714)          --
                                 ---------- ---------- ----------- ------------
     Total Sales...............  $2,068,501  $294,410   $(77,714)   $2,285,197
                                 ========== ========== =========== ============
   Earnings before income
    taxes......................  $  232,395  $  1,281               $  233,676
   Income taxes................      49,541       346                   49,887
                                 ---------- ----------             ------------
   Net Income..................  $  182,854  $    935               $  183,789
                                 ========== ==========             ============
   Identifiable assets.........  $3,480,303  $ 67,708               $3,548,011
                                 ========== ==========             ============
   Depreciation, depletion and
    amortization...............  $  232,225  $  1,079               $  233,304
                                 ========== ==========             ============
   Additions to property, plant
    and equipment..............  $  201,907  $    526               $  202,433
                                 ========== ==========             ============

                      CONSOL ENERGY INC. AND SUBSIDIARIES

                               December 31, 1998
                             (Dollars in thousands)


Industry segment results for 1996 are:

                                      -------------------------------------

                                            Industrial
                                            Supplies &
                                       Coal  Equipment Elimination Consolidated
                                 ---------- ---------- ----------- ------------
   Sales--outside..............  $2,094,137  $113,433   $     --    $2,207,570
   Sales--related companies....      39,212    89,232         --       128,444
   Intersegment transfers......         --     76,569     (76,569)         --
                                 ---------- ---------- ----------- ------------
     Total Sales...............  $2,133,349  $279,234   $ (76,569)  $2,336,014
                                 ========== ========== =========== ============
   Earnings before income
    taxes......................  $  185,367  $  3,332               $  188,699
   Income taxes................      34,813     1,157                   35,970
                                 ---------- ----------             ------------
   Net Income..................  $  150,554  $  2,175               $  152,729
                                 ========== ==========             ============
   Identifiable assets.........  $3,791,145  $ 66,363               $3,857,508
                                 ========== ==========             ============
   Depreciation, depletion and
    amortization...............  $  233,934  $  1,225               $  235,159
                                 ========== ==========             ============
   Additions to property, plant
    and equipment..............  $  171,104  $    975               $  172,079
                                 ========== ==========             ============

Note 23--Stock Split and Recapitalization

On February 26, 1999, the Board of Directors acted to recapitalize CONSOL Energy with one class of common stock with a par value of $.01 per share and authorized 500 million shares. Upon the effective date of recapitalization, 57,667,558 shares will be issued in exchange for the shares previously outstanding to effect an approximate 1,088 for 1 stock split.

The Board of Directors also authorized the issuance of up to 15 million shares of preferred stock. The Board of Directors is authorized to establish the prices, rights, preferences, privileges and designations of one or more series of preferred stock without further stockholder approval. To date, no shares of preferred stock have been issued, and the Board of Directors does not have any current plans to issue shares of preferred stock.

Note 24--Supplemental Coal Data (Unaudited)

                                                         ------------------

                                                         1996    1997    1998
                                                       ------  ------  ------
                                                        (Millions of Tons)
   Proved and probable coal reserves at January 1*....  5,072   5,063   4,776
   Purchased reserves.................................    120      10     148
   Reserves sold in place.............................    (17)    (31)    (29)
   Production.........................................    (72)    (73)    (76)
   Revisions and other changes........................    (40)   (193)    (64)
                                                       ------  ------  ------
     Proved and Probable Coal Reserves at December
      31*.............................................  5,063   4,776   4,755
                                                       ======  ======  ======

--------
* Proved and probable coal reserves are the equivalent of "demonstrated reserves" under the coal resource classification system of the U.S. Geological Survey. Generally, these reserves would be commercially minable at year-end prices and cost levels, using current technology and mining practices.

The coal reserves are located in nearly every major coal-producing region in North America. At December 31, 1998, 852 million tons were assigned to mines either in production or under development. The proved and probable reserves at December 31, 1998 include 4,075 million tons of steam coal, of which approximately 19 percent has a sulfur content equivalent to less than 1.2 pounds sulfur dioxide per million British thermal unit (Btu), and an additional 13 percent has a sulfur content equivalent to between 1.2 and 2.5 pounds sulfur dioxide per million Btu. The reserves also include 680 million tons of metallurgical coal, of which approximately 66 percent has a sulfur content equivalent to less than 1.2 pounds sulfur dioxide per million Btu, and the remaining 34 percent has a sulfur content equivalent to between 1.2 and 2.5 pounds sulfur dioxide per million Btu. A significant portion of this metallurgical coal can also serve the steam coal market.

                               CONSOL ENERGY(TM)